Exhibit 99.1

NOTICE OF MEETING OF HOLDERS OF

7  5/8% Senior Notes due 2013

of

COMPTON PETROLEUM FINANCE CORPORATION

MANAGEMENT PROXY CIRCULAR

With Respect to a Proposed

PLAN OF ARRANGEMENT

and

RECAPITALIZATION

July 23, 2010

These materials are important and require your immediate attention. They require Compton Petroleum Finance Corporation’s Noteholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regards to voting your notes, please contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.

July 23, 2010

To the holders of 7 5/8% senior notes due 2013 of Compton Petroleum Finance Corporation

In response to the current weak gas price environment, Compton Petroleum Corporation’s (“Compton”) management has continued to implement a prudent business strategy with a disciplined capital program, minimum expected return thresholds and improved operating efficiencies. Compton has undertaken a number of initiatives to generate incremental capital, including an equity and warrant offering and the sale of an overriding royalty in 2009. The proceeds of these transactions were applied to reduce indebtedness. The recently completed sales of natural gas assets in Central Alberta have provided funds to facilitate further improvements to Compton’s capital structure.

The transaction proposed in the accompanying management proxy circular (the “Circular”) contemplates that each holder (a “Noteholder”) of 7 5/8% senior notes due 2013 (“Senior Notes”) of Compton Petroleum Finance Corporation (“Compton Finance”) would have the right to elect to receive, for each U.S.$1,000 of a Noteholder’s claim for principal (excluding accrued and unpaid interest) in respect of the Senior Notes held by such Noteholder:

•

U.S.$940 consisting of U.S.$755.686 of cash and U.S.$184.314 of principal amount of 10% senior mandatory convertible notes due September 15, 2011 (the “Maturity Date”) issued by Compton Finance (“Mandatory Convertible Notes”), subject to proration based upon a maximum aggregate amount of U.S.$184.5 million of cash and U.S.$45.0 million aggregate principal amount of Mandatory Convertible Notes (the sum of the cash and the initial principal amount of Mandatory Convertible Notes of U.S.$229.5 million shall be the “Maximum Cash/Convert Consideration”); or

•	U.S.$940 principal amount of new notes (the “New Notes”), subject to proration based upon a maximum aggregate principal amount of New Notes of U.S.$193.5 million (the “Maximum Note Consideration”).

Assuming full proration of the Maximum Cash/Convert Consideration and Maximum Note Consideration, each Noteholder would receive, per U.S.$1,000 of Senior Notes, approximately U.S.$410 of cash, U.S.$100 of Mandatory Convertible Notes and U.S.$430 of New Notes.

Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the form of election accompanying the Circular or does not complete, execute and deliver the form of election prior to 5:00 p.m. (New York time) on September 10, 2010, will automatically be deemed to have elected to receive New Notes, subject to proration. Once an election is made, it is irrevocable.

In addition, accrued and unpaid interest to the effective date (the “Effective Date”) of the recapitalization transactions contemplated by the Circular (collectively, the “Recapitalization”) on the existing Senior Notes will be paid in cash on the Effective Date.

The Mandatory Convertible Notes will rank pari passu with the New Notes, bear interest at 10% per annum, accruing semi-annually to the Maturity Date, and be guaranteed by the current guarantors of the Senior Notes. The Mandatory Convertible Notes may be prepaid at any time prior to August 10, 2011 (the “Prepayment Deadline”) in cash at par plus accrued interest and will, on the Maturity Date, be mandatorily exchangeable for common shares in the capital of Compton (“Common Shares”) at 95% of a 20-day volume-weighted average trading price per Common Share on the Toronto Stock Exchange for the period ending on the third business day prior to the Maturity Date (the “Current Market Price”). No fractional Common Shares will be issued upon maturity, but in lieu thereof Compton Finance will satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest. Interest on the Mandatory Convertible Notes will not be paid in cash and will instead accrue until the Maturity Date. If, prior to the Prepayment Deadline, Compton completes an equity offering, the net proceeds of such offering must be used to redeem

Mandatory Convertible Notes for cash at a price of par plus accrued interest to the date of such redemption; provided that if the net proceeds of any such offering or offerings is insufficient to redeem all of the then outstanding Mandatory Convertible Notes, the proceeds will be applied pro rata to such redemption.

The terms of the New Notes will be substantially similar to the existing Senior Notes except that the coupon will be increased from 7 5/8% to 10% and the maturity date will be changed from December 1, 2013 to September 15, 2017, among other things. For further information in respect of the New Notes and the note indenture governing the New Notes, including a description of the material differences between the New Notes and the Senior Notes, see “Description of the New Notes and the New Note Indenture” in the accompanying Circular.

The Recapitalization will be implemented by way of a Plan of Arrangement pursuant to section 192 of the Canada Business Corporations Act (the “Arrangement”). You will be asked to approve the Arrangement at a meeting of Noteholders scheduled to be held on Tuesday, September 14, 2010.

Compton considered a number of alternatives prior to initiating the Recapitalization, including:

•	investing part of the proceeds from the recently completed asset sales into capital expenditures to, over time, enhance cash flows;

•	repaying all of its existing senior credit facility (the “Senior Bank Facility”); and

•	effecting an exchange with exit consents for a portion of the Senior Notes through a tender offer or on a private basis.

Compton chose to proceed with the Recapitalization because, if implemented:

•	a significant portion of the indebtedness represented by the Senior Notes would be extinguished by a payment in cash;

•	the remainder of the indebtedness represented by the Senior Notes would be replaced with indebtedness represented by the Mandatory Convertible Notes and the New Notes;

•	the resulting New Notes would have a longer term to maturity than the existing Senior Notes; and

•	the Recapitalization would enable Compton to increase the availability and reduce the interest rate under the Senior Bank Facility.

Management and the board of directors of Compton and Compton Finance believe that the Recapitalization improves Compton’s capital structure and liquidity and improves Compton’s ability to develop its resource rich asset base. This is in the best interest of all stakeholders.

Compton’s board of directors has determined that the Recapitalization is in the best interests of Compton and its shareholders given, among other reasons, that it will reduce net debt by approximately Cdn$217.4 million, substantially improving Compton’s capital structure and providing considerable financial flexibility. This determination was made based on a range of factors, including the recommendation of Compton’s financial advisor and outside legal counsel as well as an opinion received from Compton’s financial advisor, BMO Capital Markets, addressed to the board of directors of Compton, that the Arrangement, if implemented, is fair, from a financial point of view, to the Noteholders. The successful implementation of the Recapitalization is expected to be a significant positive step for Compton in pursuing its business plan through a renewed focus on production and cash flow growth.

Yours very truly,

Tim S. Granger, P. Eng.

President and Chief Executive Officer

Compton Petroleum Corporation and

Compton Petroleum Finance Corporation

IMPORTANT INFORMATION

THIS MANAGEMENT PROXY CIRCULAR CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THE PLAN OF ARRANGEMENT REFERRED TO IN THIS CIRCULAR SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

Unless otherwise indicated or the context otherwise requires, the terms “the Corporation”, “we”, “us” and “our” refer to Compton Petroleum Corporation, an Alberta corporation, and its direct and indirect subsidiaries on a consolidated basis including Compton Finance (as defined) and the term “Compton Finance” refers to Compton Petroleum Finance Corporation, a corporation continued under the CBCA, on a non-consolidated basis. The term “Compton” means Compton Petroleum Corporation on a non-consolidated basis. Capitalized terms used herein, and not otherwise defined, have the meaning ascribed to them in the Glossary of Terms, which begins on page xi.

Noteholders should carefully consider the income tax consequences of the proposed Plan of Arrangement described herein. See “Certain Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and “ – Certain United States Federal Income Tax Considerations”.

All information in this Circular is given as of July 23, 2010 unless otherwise indicated.

Noteholders should not construe the contents of this Circular as investment, legal or tax advice. Noteholders should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Recapitalization. In making a decision regarding the Recapitalization, Noteholders must rely on their own examination of the Corporation and the advice of their own advisors.

You should rely only on the information contained in or incorporated by reference in this Circular or to which we have referred you. We have not authorized any person (including any dealer, salesman or broker) to provide you with different information. The information contained in or incorporated by reference in this Circular may only be accurate on the date hereof or the dates of the documents incorporated by reference herein. You should not assume that the information contained in this Circular or incorporated by reference herein is accurate as of any other date.

Any statement contained in a document referred to in this Circular or any amendment hereof or supplement hereto is to be considered modified or replaced to the extent that a statement contained herein or in any amendment or supplement or any subsequently filed document modifies or replaces such statement. Any statement so modified or replaced is not considered, except as so modified or replaced, to be a part of this Circular.

Information for United States Noteholders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The New Notes and Mandatory Convertible Notes to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval by the Court, which will consider, among other things, the fairness of the Arrangement to the Noteholders. Common Shares issuable upon conversion of the Mandatory Convertible Notes will not be exempt from registration pursuant to Section 3(a)(10) of the U.S. Securities Act. Compton will take steps to ensure that any Common Shares issued upon conversion of the Mandatory Convertible Notes will be issued in compliance with applicable securities laws of the United States and Canada. See “Certain Regulatory and Other Matters Relating to the Recapitalization – Resale of Securities Received in the Recapitalization – United States” for additional information.

Noteholders should be aware that the acquisition of the New Notes and Mandatory Convertible Notes as a result of the implementation of the Arrangement described herein may have tax consequences both in the United States and in Canada. U.S. Noteholders should consult their own tax advisors with respect to their own particular circumstances. See “Certain Income Tax Considerations – Certain United States Federal Income Tax Considerations” for more information.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). This Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Noteholders in the United States should be aware that such requirements are different than those of the United States.

Financial statements included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles which are in effect from time to time in Canada, and are subject to Canadian auditing and auditor independence standards. These financial statements may not be comparable to financial statements of United States companies, and auditing and auditor independence standards may be different. Information regarding the impact upon our audited financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in note 22 of Compton’s Consolidated Financial Statements (as defined herein) entitled “United States accounting principles and reporting”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Compton and most of its subsidiaries are incorporated or organized outside the United States, that some or all of the officers and directors of such persons and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for holders of Compton’s securities in the United States to effect service of process within the United States upon Compton, most of its subsidiaries and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, holders of Compton’s securities in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. See “Risk Factors – Risks Relating to the Recapitalization”.

v

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Circular and the information incorporated herein by reference that are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “outlook”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements. Discussions containing forward-looking statements may be found, among other places, in “Effect of the Recapitalization” and “Risk Factors” sections herein and in the “General Development of the Business”, “Description of the Business” and “Risk Factors” sections in the AIF and other documents incorporated by reference herein. Examples of forward-looking information and statements in this Circular and in the AIF and other documents incorporated by reference herein include, but are not limited to:

•	the focus of capital expenditures;

•	future debt levels and annual interest costs;

•	the sale, farming in, farming out or development of certain exploration properties using third party resources;

•	the impact of changes in oil and natural gas prices on cash flow after hedging;

•	drilling plans;

•	the existence, operation and strategy of the commodity price risk management program;

•	the approximate and maximum amount of forward sales and hedging to be employed;

•	the Corporation’s growth strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

•	the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other oil and gas issuers of similar size;

•	the goal to sustain or grow production and reserves through prudent management and acquisitions;

•	the emergence of accretive growth opportunities; and

•	the Corporation’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

The material assumptions in making these forward-looking statements include certain assumptions disclosed in the Management’s Discussion and Analysis as at and for the year ended December 31, 2009 under the headings “Liquidity and Capital Resources”, “Outlook” and “Critical Accounting Estimates” as well as those disclosed in the Management’s Discussion and Analysis as at and for the three months ended March 31, 2010 under the headings “Liquidity and Capital Resources” and “Outlook”.

Although the Corporation believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Corporation cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither Compton Finance nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, certain of which are beyond the Corporation’s control, that could cause results to differ materially from those expressed in the forward-looking statements contained in this Circular and the documents incorporated by reference herein include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;

•	industry conditions, including volatility in market prices for oil and natural gas;

•	royalties payable in respect of the Corporation’s oil and natural gas production;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	unanticipated operating events which can reduce production or cause production to be shut in or delayed or operating costs to increase;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations; and

•	the need to obtain required approvals from regulatory authorities.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking information and statements contained in this Circular and the documents incorporated by reference herein: (a) were made as of the dates stated therein and have not been updated except as modified or superseded by a subsequently filed document that is also incorporated by reference in this Circular; (b) represent the Corporation’s and Compton Finance’s views as of the date of such documents and should not be relied upon as representing the Corporation’s views as of any subsequent date; and (c) are expressly qualified by this cautionary statement. While Compton Finance anticipates that subsequent events and developments may cause its views to change, Compton Finance specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.

Forward-looking information and statements contained in this Circular and the documents incorporated herein by reference about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting securityholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

There can be no assurance that the forward-looking information and statements will prove to be accurate, and actual results and future events could vary or differ materially from those anticipated by them. Accordingly undue reliance should not be placed on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2010 involve greater risks and require longer term assumptions and estimates from those for 2010, and are consequently subject to greater uncertainty. Therefore, special caution should be taken in terms of placing reliance on such long-term forward-looking information and statements.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The financial information regarding the Corporation contained or incorporated by reference in this Circular is reported in Canadian dollars, unless otherwise indicated, and has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”, which differs in certain significant respects from U.S. generally accepted accounting principles, which we refer to as “U.S. GAAP”. See note 22 of Compton’s Consolidated Financial Statements for a reconciliation of such financial statements to U.S. GAAP. The financial results of Compton Finance are included in the consolidated financial statements of Compton which are incorporated by reference in this Circular.

In this Circular, unless otherwise stated, dollar amounts are reported in U.S. dollars ($).

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

The Corporation reports its production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States. The Corporation incorporates additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. The Corporation follows the Canadian practice of reporting gross production and reserve volumes; however, it also follows the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). In estimating its reserves, the Corporation uses both forecast prices and costs, in accordance with Canadian reserve reporting requirements, and constant prices and costs, on a voluntary basis. These latter requirements are similar to the average constant pricing reserve methodology utilized in the United States.

The Corporation has included estimates of proved and proved plus probable reserves, as well as contingent resources, in the AIF. Prior to January 1, 2010, the SEC generally prohibited the inclusion of estimates of probable and possible reserves and contingent resources in filings made with it by United States oil and gas companies. However, the SEC adopted revisions to its oil and gas reporting rules that, effective as of January 1, 2010, among other things, modified the standards to establish proved reserves and permit disclosure of probable and possible reserves under certain circumstances. The SEC’s guidelines continue to prohibit contingent resources. Contingent resources are of a higher risk and are less likely to be accurately estimated or recovered than proved, probable and possible reserves. If required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in this category from being included. In addition, significant differences remain between the reserve categories and reserve reporting generally under Canadian and U.S. securities laws and rules.

Additional information prepared in accordance with United States Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 932 “Extractive Industries – Oil and Gas” (“ASC Topic 932”) relating to the Corporation’s oil and gas reserves is set forth in the disclosure of the Corporation’s oil and gas producing activities prepared in accordance with ASC Topic 932 which can be found in the Corporation’s consolidated financial statements which are incorporated into this Circular by reference.

Unless otherwise stated, all of the reserves and resources information contained in the documents incorporated by reference in this Circular has been calculated and reported in accordance with NI 51-101.

EXCHANGE RATES

The following table sets forth, for each of the years indicated, the year-end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada. The noon exchange rate on July 22, 2010, using information provided by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was Cdn$1.00 equals $0.9638.

	Year Ended December 31,		12 Months Ended June 30,
	2009	2008	2010	2009
High	$0.9716	$1.0289	$1.0039	$0.9984
Low	$0.7692	$0.7711	$0.8580	$0.7692
Average	$0.8757	$0.9381	$0.9475	$0.8575
End of Period	$0.9555	$0.8166	$0.9429	$0.8602

DOCUMENTS INCORPORATED BY REFERENCE

Compton Finance is a reporting issuer in Alberta, and has received from the Alberta Securities Commission an order exempting it from the requirements in Part 4 (Financial Statements), Part 5 (Management’s Discussion & Analysis), Part 6 (Annual Information Form), Part 7 (Material Change Reports), Part 8 (Business Acquisition Report), Part 9 (Proxy Solicitation and Information Circulars), section 11.1 and section 12.2 of NI 51-102, (collectively, the “Continuous Disclosure Requirements”), and the requirements contained in Part 2 (Certification of Annual Filings) and Part 3 (Certification of Interim Filings) of NI 52-109, subject to certain conditions, including that Compton remain a reporting issuer in Alberta and complies with all of its Continuous Disclosure Requirements.

Information has been incorporated by reference in this Circular from documents filed by Compton with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Compton at Suite 500, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta, T2P 0R8, Telephone: (403) 237-9400. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com, and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov.

The following documents of Compton, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Circular:

(a)	the AIF;

(b)	the audited consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings and cash flow for each of the three years in the period ended December 31, 2009, and related notes, together with the auditors’ report thereon, including the auditors’ report to the shareholders of the Corporation on the effectiveness of internal control over financial reporting as of December 31, 2009, dated February 25, 2010 (the “Consolidated Financial Statements”);

(c)	management’s discussion and analysis of the financial condition and results of operations of Compton as at and for the year ended December 31, 2009;

(d)	unaudited interim comparative consolidated balance sheet as at March 31, 2010 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings and cash flow for the three month periods ended March 31, 2010 and 2009, and the notes thereto;

(e)	management’s discussion and analysis of the financial condition and results of operations of Compton as at and for the three months ended March 31, 2010;

(f)	the information circular of Compton dated March 26, 2010 with respect to the annual and special meeting of the shareholders of Compton held on May 12, 2010; and

(g)	the material change report dated July 22, 2010 relating to the announcement of the Recapitalization.

Any annual information form, annual or interim financial statement and related management’s discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference into this Circular, as well as any document so filed by Compton which expressly states it is to be incorporated by reference into this Circular. These documents will be available on SEDAR, which can be accessed at www.sedar.com.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

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GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa where the contract requires, and words importing any gender shall include all genders.

“AIF” means the annual information form of Compton for the year ended December 31, 2009, dated February 25, 2010.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

“Arrangement Agreement” means the amended and restated arrangement agreement dated July 23, 2010 between Compton and Compton Finance, as amended or restated from time to time.

“Arrangement Resolution” means the resolution of the Noteholders to approve the Arrangement, to be passed by the requisite amount of affirmative votes of the Noteholders, the full text of which is set out as Appendix “A” to this Circular.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement.

“Assets” means certain natural gas assets located in the Niton and Gilby areas in Central Alberta which were disposed of pursuant to the Asset Sales;

“Asset Sales” means the sales of the Assets completed on June 30, 2010 and July 15, 2010 for the Asset Sale Proceeds.

“Asset Sale Proceeds” means aggregate gross proceeds of Cdn$150.2 million (before adjustments) received by Compton pursuant to the Asset Sales.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Board of Directors” means the board of directors of Compton.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Calgary, Alberta, Toronto, Ontario, and New York, New York.

“Canadian GAAP” means Canadian generally accepted accounting principles.

“Canadian Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time.

“Cash Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 consisting of $755.686 in cash and $184.314 of principal amount of Mandatory Convertible Notes, subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Cdn$” means Canadian dollars.

“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof.

“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with Section 262 of the CBCA.

“Circular” means the Notice of Meeting and this management proxy circular, together with all appendices hereto.

“Common Shares” means the common shares in the capital of Compton.

“Compton Holdings” means Compton Petroleum Holdings Corporation, a corporation incorporated under the Business Corporations Act (Alberta).

“Court” means the Court of Queen’s Bench of Alberta.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“DTC” means The Depository Trust Company, or any successor thereof.

“Effective Date” means the date shown on the Certificate.

“Effective Time” means such time on the Effective Date as may be specified in writing by Compton Finance prior to the Effective Date.

“Electing Noteholder” means a Noteholder who duly executes and delivers a Form of Election prior to the Election Deadline in order to elect to receive the Cash Alternative or the New Note Alternative.

“Election Deadline” means 5:00 p.m. (New York time) on September 10, 2010.

“Entitlements” means the legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to or arising out of, or in connection with, the Senior Notes and the Note Indenture, as the case may be, and to acquire or receive any of the foregoing, other than those created under the Arrangement.

“Events of Default” means events of default (as defined in the Note Indenture), if any, that arise as a result of the Recapitalization, the Plan of Arrangement and the transactions contemplated thereby, the commencement or prosecution of the Arrangement proceedings or any failure to pay interest on the Senior Notes during the course of such Arrangement proceedings prior to the Effective Date.

“Fairness Opinion” means the opinion dated July 19, 2010 provided by BMO Capital Markets to the Board of Directors as set forth in Appendix “E”.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed.

“Form of Election” means the form of election to be completed by Electing Noteholders to elect as between the Cash Alternative and the New Note Alternative (each subject to proration in certain circumstances) in exchange for their Senior Notes pursuant to the Arrangement, in the form attached as Appendix “F” to this Circular.

“Indenture Trustee” means the applicable trustee under the Note Indenture or the New Note Indenture, as the case may be.

“Information Agent” means Mackenzie Partners, Inc.

“Interim Order” means the amended interim order of the Court dated July 20, 2010 pursuant to Section 192 of the CBCA, as the same may be amended, a copy of which as attached as Appendix “D” to this Circular.

“Intermediary” means a broker, investment dealer, bank, trust company or other intermediary through which a Noteholder’s Senior Notes are held.

“Mandatory Convertible Notes” means an aggregate principal amount of $45.0 million 10% senior unsecured notes due September 15, 2011 to be issued by Compton Finance pursuant to the Mandatory Convertible Note Indenture.

“Mandatory Convertible Note Indenture” means an indenture to govern the Mandatory Convertible Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Holdings, Compton Petroleum (partnership) and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee.

“Maturity Date” means September 15, 2011, the maturity date of the Mandatory Convertible Notes.

“Maximum Cash/Convert Consideration” means $229.5 million, being the aggregate of $184.5 million of cash and $45.0 million aggregate principal amount of Mandatory Convertible Notes.

“Maximum Note Consideration” means an aggregate principal amount of New Notes equal to $193.5 million.

“Meeting” means the meeting of Noteholders to be held on September 14, 2010 to consider the matters set out in the Notice of Meeting.

“Meeting Materials” means, collectively, the Notice of Meeting, the Circular and the form of proxy.

“New Note Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 of principal amount of New Notes, subject to proration in the event that Noteholders elect greater than the Maximum Note Consideration.

“New Note Indenture” means an indenture to govern the New Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Holdings, Compton Petroleum (partnership) and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee.

“New Notes” means the 10% senior notes due 2017 of Compton Finance to be issued pursuant to the New Note Indenture.

“NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

“NI 52-109” means National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

“Non-Registered Noteholder” means the beneficial owner of Senior Notes that are registered in the name of an intermediary that the Non-Registered Noteholder deals with in respect of the Senior Notes or in the name of a depository such as DTC or CDS.

“Note Guarantors” means the guarantors of the Senior Notes, being Compton, Compton Holdings, Compton Petroleum (partnership), Hornet Energy Ltd. and WIN Energy (Montana) Inc.

“Note Indenture” means the indenture governing the Senior Notes dated as of November 22, 2005 which was supplemented as of April 11, 2008 pursuant to which Compton Finance is the issuer, the Note Guarantors are guarantors and The Bank of Nova Scotia Trust Company of New York is the trustee.

“Noteholders” means the holders of the Senior Notes and, following completion of the Recapitalization, the holders of New Notes.

“Noteholders’ Principal Claim Amount” means the aggregate principal amount (excluding accrued and unpaid interest) of all Noteholders’ claims in respect of the Senior Notes, measured as of the Record Date, and “Noteholder’s Principal Claim Amount” means the individual amount of each Noteholder’s claim for principal (excluding accrued and unpaid interest) in respect of the Senior Notes held by such Noteholder, measured as of the Record Date.

“Notice of Meeting” means the notice of the Meeting accompanying the Circular.

“NYSE” means the New York Stock Exchange.

“Order” means any order of the Court in these proceedings including, without limitation, the Interim Order and the Final Order.

“Outside Date” means November 30, 2010.

“Parent Guarantee” means the guarantee to be provided by Compton of Compton Finance’s obligations pursuant to the New Notes and the New Note Indenture.

“Parties” means Compton and Compton Finance.

“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement attached as Exhibit “A” to Appendix “C” to this Circular and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

“Prepayment Deadline” means August 10, 2011.

“Recapitalization” means the transactions contemplated by this Circular, including without limitation the Arrangement.

“Record Date” means July 19, 2010.

“Registered Noteholder” means a Noteholder as shown on the register maintained by or on behalf of Compton Finance for the Senior Notes and, following the completion of the Recapitalization, a Noteholder as shown on the register maintained by or on behalf of Compton Finance for the New Notes.

“SEC” means the United States Securities and Exchange Commission.

“Senior Bank Facility” means the credit facility, comprised of a revolving term facility and a revolving working capital facility, pursuant to the credit agreement (as amended) between Compton, as borrower, certain Canadian chartered banks and other financial institutions, as lenders, and Bank of Montreal, as administrative agent, dated August 15, 2007, as such will be amended pursuant to the Recapitalization.

“Senior Notes” means the 7 5/8% senior notes due 2013 of Compton Finance issued pursuant to the Note Indenture.

“Shareholder” means a holder of Common Shares.

“Subsidiary Guarantees” means the joint and several guarantees to be provided by Compton Petroleum (partnership), Compton Holdings and Hornet Energy Ltd. of Compton Finance’s obligations pursuant to the New Notes and the New Note Indenture.

“TSX” means the Toronto Stock Exchange.

“U.S.” means the United States of America.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“U.S. GAAP” means generally accepted accounting principles in the U.S.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“US$”, “U.S. dollars” or “$” means United States dollars.

COMPTON PETROLEUM FINANCE CORPORATION

NOTICE OF MEETING OF NOTEHOLDERS

TO:	HOLDERS OF THE 7 5/8% SENIOR NOTES OF COMPTON PETROLEUM FINANCE CORPORATION DUE 2013 (the “Senior Notes”)

NOTICE IS HEREBY GIVEN that, pursuant to an amended order (the “Interim Order”) of the Court of Queen’s Bench of Alberta (the “Court”) dated July 20, 2010, a meeting (the “Meeting”) of the holders of the Senior Notes (the “Noteholders”) of Compton Petroleum Finance Corporation will be held in the Corral Room at the Fairmont Palliser Hotel, 113 – 9th Avenue S.W., Calgary, Alberta on the 14th day of September, 2010, at 9:00 a.m. (Calgary time) for the following purposes:

1.	to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix “A” to the accompanying management proxy circular (the “Circular”), approving among other things an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date (the “Record Date”) for entitlement to notice of the Meeting has been set by the Court, subject to any further order of the Court, as July 19, 2010. At the Meeting, each Noteholder will have one vote for each $1.00 of principal amount of Senior Notes as of the Record Date.

Noteholders who hold their Senior Notes through a broker or other intermediary should contact such broker or other intermediary through which such Senior Notes are held in order to obtain a voting instruction card or valid proxy.

Subject to any further order of the Court, the Court has set the quorum for the Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Meeting.

A Noteholder may attend the Meeting in person or may appoint another person as proxyholder. The form of proxy to be delivered by or on behalf of the trustee of the Senior Notes nominates Tim S. Granger, P. Eng. and Mel F. Belich, Q.C. and either one of them with full power of substitution as proxyholders. A Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction card received from his, her or its broker or other intermediary. Persons appointed as proxyholders need not be Noteholders.

Subject to any further order of the Court, the vote required to pass the Arrangement Resolution is the affirmative vote of at least 66 2/3% of the votes cast by Noteholders present in person or by proxy at the Meeting and entitled to vote on the Arrangement Resolution.

DATED at Calgary, Alberta this 23rd day of July, 2010.

By Order of The Board of Directors of Compton Petroleum Finance Corporation

(signed) Tim S. Granger, P. Eng. President and Chief Executive Officer

Whether or not Noteholders are able to be present at the Meeting, you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods. In order to be effective, proxies must be received by Mackenzie Partners, Inc. prior to 5:00 p.m. (New York time) on September 10, 2010 (or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (New York time) on the business day prior to the date fixed for the adjourned or postponed Meeting) at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:

Proxy Tabulation Madison Square Station PO Box 865 New York, NY 10160-1051	105 Madison Avenue New York, New York 10016 Attention: Glen Linde	105 Madison Avenue New York, New York 10016 Attention: Glen Linde

If Noteholders have any questions about obtaining and completing proxies, they should contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.

SUMMARY

This summary highlights selected information from this Circular to help Noteholders understand the Recapitalization. Noteholders should read this Circular carefully in its entirety to understand the terms of the Recapitalization as well as tax and other considerations that may be important to them in deciding whether to approve the Recapitalization. Noteholders should pay special attention to the “Risk Factors” section of this Circular. The following summary is qualified in its entirety by reference to the detailed information contained or incorporated by reference in this Circular. Capitalized terms used herein, and not otherwise defined, have the meanings ascribed to them in the Glossary of Terms which begins on page xi.

COMPTON PETROLEUM CORPORATION

Compton is a public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in western Canada. The Corporation’s strategy is focused on creating value for shareholders by providing investment returns through the effective development and optimization of assets. Operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, Compton pursues three Deep Basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, the Corporation has an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta. Each of these natural gas plays have multi-zone potential, providing future development and exploration opportunities. Compton commenced operations in 1993 with Cdn$1 million of share capital and has since increased its natural gas portfolio, which currently represents approximately 84% of its reserves and production. Compton’s Common Shares are listed on the TSX under the symbol CMT and were listed on the NYSE under the symbol CMZ until June 25, 2010.

The head and principal office of Compton is located at Suite 500, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8. The registered office of Compton is 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5.

The following chart shows Compton’s corporate structure, including significant subsidiaries. Compton’s corporate structure will not be altered as a result of the Recapitalization.

COMPTON PETROLEUM FINANCE CORPORATION

Compton Finance is a wholly owned subsidiary of Compton. Compton Finance has no independent operations and has no significant liabilities or assets other than its obligations as issuer of the Senior Notes, intercorporate indebtedness and its equity interest in Hornet Energy Ltd. The registered office of Compton Finance is 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5.

RECENT DEVELOPMENTS

Since December 2007, Compton has undertaken several processes to enhance shareholder value, including a strategic review prompted by an activist investor which resulted in a sale process being terminated October 30, 2008. Given the economic uncertainty at the time, no proposals were deemed to reflect an appropriate value for the Corporation’s assets. In 2009, Compton modified several aspects of its business, creating a stronger and more stable organization. With continued low natural gas prices throughout the year, Management focused on a prudent business strategy that included executing a disciplined capital program – living within cash flow – and, providing a minimum 20% rate of return on the capital invested in its assets and increasing operating efficiencies. The Corporation’s cost structure decreased by 17% on a total dollar basis in 2009 from 2008 through its focus on reducing operating, administrative and interest expenses. In addition, Compton reduced its debt level by 31% in 2009 from 2008 with the proceeds of an equity issue and an overriding royalty sale in 2009, strengthening its capital structure.

In 2010, Compton has maintained its strategy of living within available cash flow, taking a prudent approach in its capital investment decisions and focusing its development strategy to optimize asset value, emphasize cost reduction and carefully manage its capital structure. The Corporation has focused its field activities on optimizing production from existing wells and drilling processes in order to improve operating efficiencies and well economics, resulting in further improvements from those achieved in 2009.

In early June 2010, Compton entered into purchase and sale agreements relating to the Asset Sales, pursuant to which it disposed of a portion of its natural gas assets in the Niton and Gilby areas. The Asset Sales closed on June 30, 2010 and July 15, 2010, respectively, and generated aggregate gross proceeds of Cdn$150.2 million (before adjustments). A portion of the Asset Sale Proceeds were applied to temporarily repay all outstanding indebtedness under the Senior Bank Facility, with the remainder being retained pending implementation of the Recapitalization. See “Asset Sales” for further information.

Effective June 25, 2010, Compton’s Common Shares discontinued trading on the NYSE. As financial markets have become significantly more global and liquid, the benefits of a multiple listing have been reduced while substantially adding to Compton’s costs. As a result, the Board of Directors concluded that it was in the best interests of the Corporation and its securityholders to delist from the NYSE under the current circumstances. In reaching this decision, the Board of Directors assessed the option of a reverse split of Compton’s Common Shares to meet the NYSE’s price requirement (that a company’s common stock trade at a minimum average closing price of $1.00 per share during any consecutive 30-day trading period) and determined that it was not in the best interests of Shareholders to effect a consolidation of the Common Shares.

Senior Bank Facility

The Corporation’s extendable Senior Bank Facility of Cdn$150.0 million, arranged with a syndicate of banks, is comprised of a revolving term facility authorized at Cdn$120.0 million and a revolving working capital facility authorized at Cdn$30.0 million. The Senior Bank Facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and is subject to renewal on July 1, 2011 (364 day facility), at which time it may be extended. If not extended in 2011 the Senior Bank Facility will mature 1 day later on July 2, 2011.

Advances under the Senior Bank Facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

•	Prime rate and US Base rate plus 4.25%; and

•	Bankers’ Acceptances rate and LIBOR rate plus 5.25%.

As at June 30, 2010, the prime rate on the outstanding bank debt was 2.50%. No Bankers’ acceptances were outstanding at June 30, 2010.

The Senior Bank Facility is secured by a first fixed and floating charge debenture in the amount of Cdn$1.0 billion covering all the Corporation’s assets and undertakings.

Conditional on completion of the Recapitalization the bank syndicate has agreed:

•

to increase the extendable Senior Bank Facility to Cdn$225.0 million, comprised of a revolving term facility authorized at Cdn$210.0 million and a revolving working capital facility authorized at Cdn$15.0 million;

•	reduce the interest margins by 0.50% from previous levels; and

•

change the tenor of the Senior Bank Facility such that if not extended at lenders option in 2011 the undrawn portion of the Senior Bank Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility, being July 2, 2012.

The Senior Bank Facility restricts Compton Finance or any of the Note Guarantors from repurchasing any Senior Notes prior to their scheduled maturity date, including pursuant to a Change of Control Offer or an Asset Sale Offer (each as defined in the Note Indenture), and also provides that either: (a) a Change of Control Offer (as well as certain other change of control events with respect to Compton and any change that results in a Restricted Subsidiary (as defined in the Note Indenture) that is a guarantor under the credit agreement in respect of the Senior Bank Facility not being wholly-owned by Compton); or (b) certain asset sale events with respect to Compton Finance or a Note Guarantor, would constitute an event of default under the Senior Bank Facility. The lenders under the Senior Bank Facility have consented to the Arrangement. Upon completion of the Arrangement, Compton anticipates that the Senior Bank Facility will be amended to provide for similar restrictions in respect of the New Notes.

See “Description of the Senior Bank Facility”.

Industry Trends

Uncertainty over the global economic recovery, particularly with respect to Europe’s debt crisis and the tightening of credit by China, has contributed to commodity price declines as compared to historical levels. Energy Information Administration (“EIA”) statistics show that crude oil markets have recovered somewhat, with May 2010 average price West Texas Intermediate (WTI) of $73.74 increasing by 19% above the 2009 average price of $61.95. The natural gas market has lagged the oil price recovery and North American gas storage levels are higher than the five-year average. Natural gas is a more regional product than oil given the constraints to global transportation. According to the May 2010 EIA International Energy Outlook, natural gas consumption is expected to grow by about 0.2% per year from 2008 to 2035, despite declines of about 1.5% per year from 2008 through 2014, when coal-fired power plants now under construction or planned begin operation. In the near term, as world economies begin to recover from the downturn, global demand for natural gas is expected to rebound, with natural gas supplies from a variety of sources keeping markets well supplied and prices relatively low. There is a great deal of uncertainty about the long-term trend in natural gas prices, however, particularly in light of the growing development of shale gas resources. Although the extent of the world’s tight gas, shale gas, and coalbed methane resource base has not yet been assessed fully, the EIA projects a substantial increase in those supplies of natural gas.

BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION

Since the deterioration of commodity prices, particularly natural gas prices, in the summer of 2008, Compton, along with its Canadian peers, faced a number of challenges including operating in an environment of decreasing profit margins and constrained availability of capital. In addition, the amount of debt on the Corporation’s balance sheet is higher than its industry peers relative to the current level of cash flow generation. These circumstances have limited its ability to develop its extensive resource rich asset base.

In March 2009, a review of strategic alternatives was undertaken by Compton’s management and was overseen by the Board of Directors. BMO Capital Markets was hired to act as financial advisor to Compton at that time. In light of these circumstances, Compton pursued a number of strategic initiatives to reduce leverage and enhance liquidity including:

•	the adoption of a prudent business strategy with a disciplined capital program, minimum expected return thresholds and improved operating efficiencies;

•	an issuance of equity and warrants for net proceeds of Cdn$161.9 million in 2009;

•	the sale of an overriding royalty that provided proceeds of Cdn$95.0 million in 2009 and 2010;

•

a series of discussions with a group of Noteholders in 2009 with respect to a transaction to reduce leverage. Such a transaction could not be negotiated on terms acceptable to the Corporation and the discussions were terminated; and

•	the recently completed Asset Sales for gross proceeds of approximately Cdn$150.2 million (before adjustments).

Prior to initiating the Recapitalization, the Company, with the advice of BMO Capital Markets, considered a number of alternatives including:

(a)	investing a portion of the proceeds into capital expenditures to contribute to the development and growth of income producing properties. The benefit of such a transaction is that, over time, operating cash flows would be expected to be enhanced.

(b)	directing a portion of the proceeds from the recent asset sales to repay all of the Senior Bank Facility and leave the Senior Notes outstanding. The benefits of such a transaction include:

(i)	the effective interest rate on the Senior Bank Facility was approximately 7.375% at the time this alternative was considered, which is similar to the 7.625% rate on the Senior Notes;

(ii)	sufficient permissibility to access additional capital on a senior secured basis would be maintained if required due to the substantial basket of permitted senior secured indebtedness provided for in the Note Indenture; and

(iii)	the transaction is permitted under the Note Indenture and can easily be implemented.

(c)	directing the proceeds from the recent land sales to an exchange offer to repay a portion of the Senior Notes and obtain exit consents from participating Noteholders. The exit consent mechanism, as contemplated in the Note Indenture, would be used to effect certain amendments to the existing Note Indenture, including, among others, enhancing the Corporation’s ability to raise indebtedness ranking ahead of the Senior Notes to facilitate the repurchase/refinancing of the remaining Senior Notes at a later date or dates. The benefits of such a transaction include:

(i)	materially reducing the amount of Senior Notes outstanding;

(ii)	providing additional flexibility with the existing Note Indenture to invest in the business and to facilitate future initiatives to, from time to time, reduce leverage and enhance liquidity; and

(iii)	the transaction is permitted under the Note Indenture with the support of a majority in principal amount of the Senior Notes.

(d)	directing the proceeds from the recent Asset Sales to purchasing notes and obtaining exit consents from Noteholders holding a material portion of the Senior Notes who approached Compton to sell their Senior Notes at prices below the value implied by the Recapitalization.

The Recapitalization transaction evolved from discussions with a variety of stakeholders as a means by which Compton could normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all stakeholders. The Corporation concluded that the Recapitalization, if implemented, would be better than the preceding alternatives because:

•	a significant portion of the indebtedness represented by the Senior Notes would be extinguished by a payment in cash;

•	the remainder of the indebtedness represented by the Senior Notes would be replaced with indebtedness represented by the Mandatory Convertible Notes and the New Notes;

•	the resulting New Notes would have a longer term to maturity than the existing Senior Notes; and

•	the Recapitalization would enable Compton to increase the availability and reduce the interest rate under the Senior Bank Facility.

See “Background to and Reasons for the Recapitalization”.

THE RECAPITALIZATION

This Circular describes the proposed Recapitalization. The Arrangement will be considered by the Noteholders at the Meeting called for the purpose of approving the Plan of Arrangement. If completed as contemplated, the Recapitalization will result in a number of significant changes to the capital structure of the Corporation, as more particularly described in this Circular. See “Description of the Recapitalization”.

Cash and the proceeds of the Senior Bank Facility will be advanced or otherwise transferred by Compton or the applicable subsidiary of Compton, as applicable, to Compton Finance and utilized to fund the cash component of the exchange of Senior Notes for cash and Mandatory Convertible Notes pursuant to the Cash Alternative as contemplated under “Description of the Recapitalization”.

EFFECT OF THE RECAPITALIZATION

Assuming the Recapitalization is completed, it will, on the Effective Date, result in the irrevocable exchange and transfer by the Noteholders of all of their Senior Notes and all of their rights under the Senior Notes and the Note Indenture for: (a) cash and Mandatory Convertible Notes (subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration); or (b) New Notes (subject to proration in the event that Noteholders elect greater than the Maximum Note Consideration) to be allocated to them pursuant to the provisions of the Plan of Arrangement and the New Note Indenture, as summarized below under the heading “Effect of the Recapitalization on Noteholders”.

The Arrangement and obtaining the Final Order pursuant thereto will permit the implementation of the Recapitalization without obtaining the unanimous approval of Noteholders as would otherwise be required to effect the Recapitalization under the Note Indenture.

Effect of the Recapitalization on Noteholders

The effects of the Recapitalization on Noteholders will be as follows:

(a)	in exchange for each $1,000 of Noteholders’ Principal Claim Amount and all of the Noteholders’ rights under the Note Indenture, Noteholders will receive $940 consideration consisting of $755.686 in cash and $184.314 of principal amount of Mandatory Convertible Notes (subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration) or $940 of principal amount of New Notes (subject to proration in the event that Noteholders elect greater than the Maximum Note Consideration);

(b)	each Noteholder who duly executes and delivers a Form of Election prior to the Election Deadline may elect to receive all of the consideration for its Senior Notes in cash and Mandatory Convertible Notes or New Notes, subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration or greater than the Maximum Note Consideration and provided that New Notes will be issued in $1.00 increments, such that if the combined effects of the exchange of a Noteholder’s Senior Notes and proration, if applicable, would otherwise result in a fractional New Note being issued, the number of New Notes issued to such Noteholder will be decreased to the nearest $1.00 increment;

(c)	if the aggregate amount of cash and Mandatory Convertible Notes so elected to be received by Electing Noteholders is greater than the Maximum Cash/Convert Consideration, then the consideration that will be paid to each Electing Noteholder that elected the Cash Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a Cash Alternative election has been made) of:

(i)	the Maximum Cash/Convert Consideration; and

(ii)	the principal amount of New Notes equal to the difference between (A) the Maximum Note Consideration; and (B) the principal amount of New Notes issuable to Noteholders who have elected to receive New Notes for their Senior Notes pursuant to the New Note Alternative;

(d)	if the aggregate principal amount of New Notes so elected to be received by Electing Noteholders is greater than the Maximum Note Consideration, then the consideration to be issued to each Electing Noteholder that elected the New Note Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a New Note Alternative election has been made or has been deemed to have been made) of:

(i)	the Maximum Note Consideration; and

(ii)	cash and Mandatory Convertible Notes equal to the difference between (A) the Maximum Cash/Convert Consideration; and (B) the amount of cash and Mandatory Convertible Notes payable to Noteholders who have elected to receive cash and Mandatory Convertible Notes for their Senior Notes pursuant to the Cash Alternative; and

(e)	any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will automatically be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

Assuming full proration of the Maximum Cash/Convert Consideration and Maximum Note Consideration, each Noteholder would receive, per $1,000 of Senior Notes, approximately $410 of cash, $100 of Mandatory Convertible Notes and $430 of New Notes.

Noteholders are urged to carefully review the Form of Election attached as Appendix “F” to this Circular and the description of the method for elections set forth in this Circular under the heading “Important Matters Relating to Method for Elections”.

Effect of the Recapitalization on Shareholders

The Common Shares and Shareholders are not involved in the Recapitalization or the Plan of Arrangement. The legal rights of Shareholders are not affected by the Recapitalization or the Plan of Arrangement. As a result of the Recapitalization, Compton may issue additional Common Shares pursuant to the Mandatory Convertible Notes on the Maturity Date, which would result in dilution to existing holders of Common Shares.

Effect of the Recapitalization on Other Obligations

Other than the obligations and indebtedness under the Senior Notes and the Note Indenture and the amendment of the Senior Bank Facility, the obligations and indebtedness of Compton are not affected by or involved in the Recapitalization or the Plan of Arrangement.

Effect of the Recapitalization on Compton

The Recapitalization will accomplish a de-levering of Compton’s balance sheet. Compton’s gross debt would be reduced from Cdn$599.0 million, as at March 31, 2010, to approximately Cdn$381.6 million, reducing its debt service obligations. The Recapitalization will benefit the Corporation in several ways: a reduction in annual cash interest costs of approximately Cdn$11 million; a four (4) year extension relative to the term of its Senior Notes; a reduction in the principal amount outstanding of its Senior Notes by approximately $256.5 million; and an increase to its net borrowing base on its Senior Bank Facility. The results of which will provide Compton with increased liquidity, reduced financial risk and a more sustainable capital structure, thereby improving overall financial flexibility. The debt reduction is likely to improve Compton’s ability to access capital markets in the future. The successful implementation of the Recapitalization is expected by management to be a significant positive step for Compton in pursuing its business plan through a renewed focus on production and cash flow growth.

The effects of the Recapitalization on Compton will be as follows:

(a)	Compton will rebalance its capital structure, by reducing the total amount of debt outstanding by approximately Cdn$217.4 million on a consolidated basis; and

(b)	the annual interest cost of Compton’s consolidated outstanding debt will be reduced by approximately Cdn$11 million.

The following table sets forth pro forma capitalization of Compton (on a consolidated basis) as at March 31, 2010, assuming the completion of the Recapitalization.

	As at March 31, 2010
	Actual	Pro Forma
	(in Cdn$ millions)(1)
Long-term debt (including current portion):
Senior Bank Facility(2)	$90.7	$140.7	(3)
Senior Notes(1)(4)	$448.3	$—
MPP Term Facility	$50.3	$50.3
New Notes(1)	$—	$180.9	(5)
Working Capital Deficit(6)	$9.7	$9.7

Total long-term debt (including current portion)	$599.0	$381.6
Shareholders’ equity:
Mandatory Convertible Notes(1)(7)	$—	$45.7
Shareholders’ equity	$1,009.5	$1,009.5

Total capitalization	$1,608.5	$1,436.8

Common Shares:	263.6	263.6	(8)

(1)	All amounts have been converted from United States dollars to Canadian dollars based on the Bank of Canada noon buying rate on March 31, 2010, which was Cdn$1.00 = US$0.9846.
(2)	Includes discount to maturity of Cdn$1.1 million.
(3)	It is anticipated that Cdn$50 million will be drawn under the Senior Bank Facility to fund a portion of the Maximum Cash/Convert Consideration payable pursuant to the Recapitalization on the Effective Date.
(4)	Includes discount to maturity of Cdn$8.7 million.
(5)	Assumes an aggregate principal amount of New Notes equal to $193.5 million are issued, with a fair value equal to $184.5 million, less Cdn$6.5 million of transaction costs.
(6)	Working Capital Deficit excludes risk management items, future income taxes, current MPP term financing and bank debt.
(7)	The Mandatory Convertible Notes with an aggregate principal amount of $45.0 million mature on September 15, 2011. Interest will accrue to maturity at 10% per annum. All amounts owing at maturity under the Mandatory Convertible Notes will be redeemed for cash or converted to Common Shares based on 95% of the 20-day volume weighted average trading price of the Common Shares for the period ending on the third Business Day prior to the Maturity Date. If, prior to the Prepayment Deadline, Compton completes an equity offering, the net proceeds of such offering must be used to redeem Mandatory Convertible Notes for cash at a price of par plus accrued interest to the date of such redemption. The Mandatory Convertible Notes may be prepaid at any time prior to the Prepayment Deadline in cash at par plus accrued interest. The Canadian Institute of Chartered Accountants Handbook Section 3863, Financial Instruments – Presentation, requires the Mandatory Convertible Notes to be presented and classified as a financial liability within financial statements. For the purposes of the pro forma consolidated capitalization, assuming the completion of the Arrangement and Recapitalization, the Mandatory Convertible Notes have been presented as a component of equity.

(8)	The pro forma number of Common Shares outstanding is dependent upon the number of Common Shares issued on conversion of the Mandatory Convertible Notes on the Maturity Date, unless redeemed for cash.

Method for Elections

Noteholders of record at the Election Deadline are to make an election as between the Cash Alternative or the New Note Alternative (each subject to proration in certain circumstances) in exchange for their Senior Notes under the Arrangement set forth in the Form of Election attached hereto as Appendix “F”. Noteholders are urged to carefully review the Form of Election and the description of the method for elections set forth in this Circular under the heading “Important Matters Relating to Method for Elections” prior to completing the Form of Election. If no election is made by a Noteholder, such Noteholder will receive New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

Delivery of Completed Form of Election

Noteholders of record at the Election Deadline that determine to make an election and complete their Form of Election are required to duly execute and deliver such Form of Election, together with a copy of the proxy or voting instruction card submitted by the Noteholder in connection with the Meeting, to the Noteholder’s Intermediary in accordance with the instructions provided by the Noteholder’s Intermediary.

Noteholders must complete and deliver their Form of Election to their Intermediary in time to allow such Intermediary to validly deliver Senior Notes through the facilities of DTC on or before the Election Deadline. Failure to do so will result in such Noteholder receiving New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

Elections Submitted by Intermediaries through DTC

Elections shall and can only be validly submitted by the Noteholder’s Intermediary through the electronic book-entry system of DTC. It is the sole and exclusive responsibility of the Noteholder to ensure that its election is properly submitted by its Intermediary through the facilities of DTC on or before the Election Deadline.

ANY NOTEHOLDER WHO DETERMINES NOT TO MAKE AN ELECTION, DOES NOT PROPERLY COMPLETE, EXECUTE AND DELIVER THE FORM OF ELECTION OR DOES NOT COMPLETE, EXECUTE AND DELIVER THE FORM OF ELECTION PRIOR TO THE ELECTION DEADLINE, WILL AUTOMATICALLY BE DEEMED TO HAVE ELECTED TO RECEIVE NEW NOTES IN AN AMOUNT EQUAL TO $940 PER $1,000 OF SUCH NOTEHOLDER’S PRINCIPAL CLAIM AMOUNT FOR ALL OF THEIR SENIOR NOTES, SUBJECT TO PRORATION.

ONCE AN ELECTION IS MADE, IT IS IRREVOCABLE.

DESCRIPTION OF THE MANDATORY CONVERTIBLE NOTES

The Mandatory Convertible Notes will rank pari passu with the New Notes, bear interest at 10% per annum, accruing semi-annually to the Maturity Date, and be guaranteed by the Note Guarantors. The Mandatory Convertible Notes may be prepaid at any time prior to the Prepayment Deadline in cash at par plus accrued interest and will, on the Maturity Date, be mandatorily exchangeable for a number of Common Shares determined by dividing (a) the principal amount plus accrued and unpaid interest of the Mandatory Convertible Notes by (b) the Current Market Price. The “Current Market Price” shall be a price per Common Share equal to 95% of the volume-weighted average trading price per Common Share on the TSX for the 20 consecutive trading days ending on the third Business Day prior to the Maturity Date. No fractional Common Shares will be issued upon maturity, but in lieu thereof Compton Finance will satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest. Interest on the Mandatory Convertible Notes will not be paid in cash and will instead accrue until the Maturity Date. If, prior to the Prepayment Deadline, Compton completes an equity offering, the net proceeds of such offering must be used to redeem Mandatory Convertible Notes for cash at a price of par plus accrued interest to the date of such redemption; provided that if the net proceeds of any such offering or offerings is insufficient to redeem all of the then outstanding Mandatory Convertible Notes, the proceeds will be applied pro rata to such redemption.

See “Description of the Mandatory Convertible Notes”.

DESCRIPTION OF THE NEW NOTES AND THE NEW NOTE INDENTURE

Terms of New Notes

Issuer	Compton Finance.

Notes Offered	$193.5 million.

Maturity Date	September 15, 2017.

Interest	10% per year, payable semi-annually in U.S. dollars.

Subsidiary Guarantees	The New Notes will be initially guaranteed by all of Compton’s significant subsidiaries with respect to the payment of principal, premium, if any, and interest on the New Notes on a senior unsecured basis. Each of the subsidiary guarantors also guarantees Compton’s senior secured credit facilities on a senior secured basis.

Parent Guarantee	The payment obligations of Compton’s subsidiaries, including Compton Finance, under the New Note Indenture, the New Notes and the Subsidiary Guarantees will be guaranteed by Compton on a senior unsecured basis.

Mandatory Redemption	Compton Finance will not be required to make mandatory redemption or sinking fund payments with respect to the New Notes.

Optional Redemption	Compton Finance may redeem the New Notes in whole or in part at any time on or after September 15, 2014, at the redemption prices described under the heading “Description of the New Notes and the New Note Indenture – Summary of Certain Terms of the New Note Indenture”. Prior to September 15, 2014, Compton Finance may redeem up to 35% of the New Notes with the proceeds of certain equity offerings at a redemption price of 110% of the principal amount, provided at least 65% of the aggregate principal amount of the New Notes under the New Note Indenture remains outstanding after the redemption and subject to limitations contained in Compton’s senior secured credit facilities.

Additional Amounts and Redemption for Changes in Canadian Withholding Taxes	Compton Finance will make payments on the New Notes free of withholding or deduction for Canadian taxes. If withholding or deduction is required, Compton Finance will be required to pay additional amounts so that the net amounts a Noteholder receives will equal the amount a Noteholder would have received if withholding or deduction had not been imposed.

If, as a result of a change in law occurring after the Effective Date, Compton Finance is required to pay such additional amounts, Compton Finance may redeem the New Notes in whole but not in part, at any time at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control	Upon specified change of control events, each holder of a New Note will have the right to sell to Compton Finance all or a portion of its New Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Ranking	The New Notes and the guarantees will be:

• unsecured;

• equal in right of payment to Compton Finance’s and to the parent’s and subsidiary guarantors’ current and future unsecured senior indebtedness;

	•	senior in right of payment to Compton Finance’s and to the parent’s and the subsidiary guarantors’ future debt that expressly provides for subordination to the New Notes or the guarantees; and

•

effectively subordinated to all existing and any future secured indebtedness of Compton Finance and the parent and subsidiary guarantors to the extent of the assets securing such indebtedness, which indebtedness includes Compton’s senior secured credit facilities, which are secured by substantially all of Compton Finance’s, the parent’s and the subsidiary guarantors’ assets.

Certain Covenants	The New Note Indenture governing the New Notes will limit Compton’s ability and that of its restricted subsidiaries to, among other things:

	•	incur additional indebtedness and issue preferred stock;

	•	create liens;

	•	make restricted payments;

	•	create or permit to exist restrictions on Compton’s ability or the ability of Compton’s restricted subsidiaries to make certain payments and distributions;

	•	engage in amalgamations, mergers or consolidations;

	•	make certain dispositions and transfers of assets; and

	•	engage in transactions with affiliates.

These covenants are subject to important exceptions and qualifications, which are described under “Description of the New Notes and the New Note Indenture – Summary of Certain Terms of the New Note Indenture – Certain Covenants”.

Terms of the New Note Indenture

Refer to the heading “Description of the New Notes and the New Note Indenture – Summary of Certain Terms of the New Note Indenture” of this Circular for a summary of certain of the terms of the New Note Indenture.

THE MEETING

Pursuant to the Interim Order, the Meeting has been called by Compton Finance to consider and, if deemed advisable, to pass the Arrangement Resolution approving the Arrangement. The Meeting will be held in the Corral Room at the Fairmont Palliser Hotel, 113 – 9th Avenue S.W., Calgary, Alberta on September 14, 2010 at 9:00 a.m. (Calgary time).

The Record Date for determining Noteholders eligible to receive notice of and to vote at the Meeting is the close of business (Calgary time) on Monday, July 19, 2010.

Subject to any Order, the Court has set the quorum for the Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at each Meeting.

Noteholder Approvals

The Interim Order specifies that all Noteholders as of the Record Date shall vote as one class for the purposes of voting on the Arrangement Resolution. The Interim Order also provides that, subject to any Order, in order for the Arrangement Resolution to be passed by the Noteholders (the full text of which is set out in Appendix “A” to this Circular) at the Meeting, not less than 66 2/3% of the votes cast at the Meeting, on the basis of one vote for each $1.00 of principal amount as of the Record Date (spoiled, invalid or illegible ballots or abstentions not being counted), must be cast in favour of the Arrangement Resolution.

As part of its application for the Interim Order, Compton sought and received from the Court a stay of proceedings in respect of any action or proceeding relating to Compton’s failure to deliver to the Indenture Trustee an officer’s certificate and resolution of the Board of Directors setting forth Fair Market Value of the assets sold for the asset sales consummated by Compton prior to the date thereof, pending the outcome of the Meeting to consider the proposed Plan of Arrangement. Provided that Noteholders holding not less than a simple majority of the aggregate principal amount of the outstanding Senior Notes vote in favour of the Arrangement Resolution, the Noteholders will have waived any action or proceeding relating thereto. See “Effect of the Recapitalization – Compliance with the Note Indenture”.

Noteholders who have questions or require further information on how to submit their vote at the Meeting are encouraged to speak with their brokers and intermediaries, or to contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.

Court Approval of Plan of Arrangement

The implementation of the Plan of Arrangement is subject, among other things, to approval by the Court. Prior to the mailing of this Circular, Compton and Compton Finance filed a petition for approval of the Arrangement and obtained the Interim Order.

Following the Meeting, Compton and Compton Finance intend to apply for the Final Order. A copy of the Notice of Petition for the Final Order is set out in Appendix “B” to this Circular. The hearing in respect of the Final Order is scheduled to take place on September 14, 2010 at Calgary Courts Centre at 3:00 p.m. At the hearing, any Noteholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors for Compton Finance a Notice of Appearance and satisfying any other requirements of the Court as provided in the Interim Order or otherwise. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Arrangement Resolution by the Noteholders at the Meeting.

CONDITIONS TO THE RECAPITALIZATION BECOMING EFFECTIVE

The Recapitalization is subject to the following conditions, among others:

(a)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Noteholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b)	the Final Order shall have been granted in form and substance satisfactory to Compton and Compton Finance, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to them acting reasonably, on appeal or otherwise;

(c)	all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of Compton and Compton Finance, acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(d)	the Plan of Arrangement, the Final Order, the New Notes, the New Note Indenture, the Mandatory Convertible Notes, the Mandatory Convertible Note Indenture and all definitive legal documentation in connection with all of the foregoing, are to be executed and delivered on terms satisfactory to each of Compton and Compton Finance, acting reasonably;

(e)	the Senior Bank Facility shall have been amended by Compton and the lenders thereunder on terms satisfactory to Compton, acting reasonably;

(f)	each of Compton and Compton Finance shall have taken all necessary or advisable corporate actions and proceeds in connection with the Recapitalization and the Plan of Arrangement;

(g)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of damages on account of or relating to the Recapitalization and no cease trading or similar order with respect to any securities of any of Compton and Compton Finance shall have become effective or threatened;

(h)	the Director shall have issued the Certificate on or prior to the Outside Date;

(i)	there shall have been no action taken under any applicable law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(j)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(k)	on the Effective Date the Common Shares to be issued pursuant to the Mandatory Convertible Notes shall have been approved for listing on the TSX, subject to customary post-closing conditions.

See “Description Of The Recapitalization – Conditions to the Recapitalization Becoming Effective” for a complete list of the conditions.

FAIRNESS OPINION

In connection with the Recapitalization, the Board of Directors received a written opinion from the Corporation’s financial advisor, BMO Capital Markets. The Fairness Opinion states that, as of the date of such opinion and based upon and subject to the various considerations set forth therein, the Arrangement, if implemented, is fair, from a financial point of view, to the Noteholders. The Fairness Opinion is subject to various assumptions and limitations and is based upon the scope of review described in the Fairness Opinion. In addition, the basis of how fairness was determined for the purpose of the Fairness Opinion is summarized in the Fairness Opinion. The Fairness Opinion is expressly limited to these matters and, for greater certainty, BMO Capital Markets was not engaged to provide and has not provided: (i) an opinion as to the fairness of the Arrangement to the holders of any other securities other than the Senior Notes; (ii) an opinion as to the relative fairness of the Arrangement among or as between Noteholders or holders of any other securities of Compton; (iii) a formal valuation or appraisal of Compton or of any of its securities or assets or the securities or assets of Compton’s associates or affiliates (nor has BMO Capital Markets been provided with any such valuation); (iv) a review of any legal, regulatory, tax or accounting aspects of the Arrangement and the Fairness Opinion does not address any legal, regulatory, tax or accounting matters; (v) an opinion concerning the future trading price of any of the securities of Compton, or of the securities of its associates or affiliates following the completion of the Arrangement; (vi) an opinion as to the fairness of the process underlying the Arrangement; (vii) a recommendation to any Noteholder as to whether or not such Senior Notes should be held, or sold or whether Noteholders should elect to receive cash and Mandatory Convertible Notes or New Notes in respect of the Senior Notes held by such Noteholder, or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement, and the Fairness Opinion should not be construed as such.

The full text of the Fairness Opinion is attached as Appendix “E” to this Circular and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by BMO Capital Markets in providing its opinion. See “Description of the Recapitalization – Fairness Opinion”.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors, after careful consideration of a number of factors, including the factors discussed in the foregoing section entitled “Background to and Reasons for the Recapitalization”, and the Fairness Opinion, and upon consultation with its financial advisor and outside legal counsel, determined unanimously that the Recapitalization is in the best interests of the Corporation and its shareholders and the Board of Directors has unanimously determined to recommend to Noteholders that they VOTE FOR the Arrangement Resolution at the Meeting. In making their determination and recommendation, the Board of Directors relied upon legal, tax and other advice and information received during the course of its deliberations. See “Description of the Recapitalization – Recommendation of the Board of Directors”.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

For a detailed description of the Canadian federal income tax consequences resulting from the Recapitalization, please refer to “Certain Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

For a detailed description of the United States federal income tax consequences resulting from the Recapitalization, please refer to “Certain Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

RISK FACTORS

Noteholders should carefully consider the risk factors concerning implementation and non-implementation, respectively, of the Recapitalization, the liquidity of Compton and its subsidiaries, including Compton Finance, and the business of Compton described under “Risk Factors”.

INFORMATION CONCERNING THE MEETING

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management. No person has been authorized to give any information or to make any representations in connection with the Recapitalization other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meeting

The Meeting will be held in the Corral Room at the Fairmont Palliser Hotel, 113 – 9th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on September 14, 2010 as set forth in the Notice of Meeting.

Solicitation of Proxies

The management of Compton Finance is soliciting proxies for use at the Meeting and have designated the individuals named on the enclosed form of proxy as persons whom Noteholders may appoint as their proxyholders. If a Noteholder wishes to appoint an individual not named on the enclosed form of proxy to represent him or her at the Meeting, the Noteholder may do so either (i) by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or (ii) by completing another valid form of proxy. A proxyholder need not be a Noteholder. If the Noteholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

Compton Finance is paying for this solicitation, which is being made by mail, with possible supplemental telephone or other personal solicitations by employees or agents of Compton Finance. In addition, Compton Finance has retained Mackenzie Partners, Inc. to act as Information Agent for the Meeting for a fee of $8,000, plus reasonable out-of-pockets expenses.

Compton Finance has requested brokers and nominees who hold Senior Notes in their names to furnish the Circular and accompanying materials to the beneficial holders of the Senior Notes and to request authority to deliver a proxy.

In order to be effective, Noteholders’ proxies must be received by Mackenzie Partners, Inc. prior to 5:00 p.m. (New York time) on September 10, 2010 or in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (New York time) on the Business Day prior to the date fixed for the adjourned or postponed Meetings at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:

Proxy Tabulation Madison Square Station PO Box 865 New York, NY 10160-1051	105 Madison Avenue New York, New York 10016 Attention: Glen Linde	105 Madison Avenue New York, New York 10016 Attention: Glen Linde

If Noteholders have any questions about obtaining and completing proxies, they should contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.

Entitlement to Vote and Attend

Those persons who are Registered Noteholders on the Record Date are entitled to attend and vote at the Meeting. Noteholders will be entitled to one vote for each $1.00 principal amount of Senior Notes held as of the Record Date.

Revocation of Proxies

Any Noteholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Noteholder or by an attorney authorized in writing, or, if the Noteholder is a corporation, by a duly authorized officer or properly appointed attorney thereof, (i) at Compton Finance’s principal executive office located at Suite 500, Bankers Court, 850 – 2 nd Street S.W., Calgary, Alberta T2P QR8, at any time up to and including the last Business Day preceding the Meeting or (ii) with Mackenzie Partners, Inc., or (iii) with the Secretary of the Meeting on the day of such Meeting; or (b) in any other manner permitted by law.

Voting of Proxies

On any matter, the individuals named as proxyholders in the enclosed form of proxy will vote the Senior Notes, represented by a proxy in accordance with the instructions of the Noteholder who appointed them. If there are no instructions on a returned proxy or the instructions are not certain on any poll, the individuals named as proxyholders will vote the Senior Notes as recommended by management. The enclosed form of proxy, when properly completed and signed, confer discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the Meeting. At the date hereof, management is not aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Non-Registered Noteholders

Only registered holders of Senior Notes on the Record Date, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Senior Notes beneficially owned by a holder are registered either:

•	in the name of an Intermediary that the Non-Registered Noteholder deals with in respect of the Senior Notes; or

•	in the name of a depository such as DTC or CDS.

Compton Finance has distributed copies of the Notice of Meeting, the Circular and the form of proxy to DTC, CDS and Intermediaries for onward distribution to Non-Registered Noteholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Noteholders unless a Non-Registered Noteholder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the Meeting Materials to Non-Registered Noteholders.

Non-Registered Noteholders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Noteholders to direct the voting of the Senior Notes they beneficially own. Non-Registered Noteholders should follow the procedures set out below, depending on which type of form they receive.

A.	Voting Instruction Form. In most cases, a Non-Registered Noteholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Noteholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Noteholder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Noteholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Noteholder’s behalf), the Non-Registered Noteholder must complete, sign and return the voting instruction form in accordance with the directions provided for purposes of attending and voting at the Meeting in person and a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Noteholder.

or

B.

Form of Proxy. Less frequently, a Non-Registered Noteholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Senior Notes beneficially owned by the Non-Registered Noteholder but which is otherwise uncompleted. If the Non-Registered Noteholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Noteholder’s behalf), the Non-Registered Noteholder must complete the form of proxy and deposit it with Mackenzie Partners, Inc. in accordance with the directions on the proxy. If a Non-Registered Noteholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Noteholder’s behalf), the Non-Registered Noteholder must strike out the names of the persons named in the proxy and insert the Non-Registered Noteholder’s (or such other person’s) name in the blank space provided.

Non-Registered Noteholders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

Quorum and Voting Requirements

As of the Record Date, the aggregate principal amount of Senior Notes outstanding was $450 million.

Subject to any Order, pursuant to the Interim Order, each Senior Note carries one vote for each $1.00 principal amount as of the Record Date.

Subject to any Order, pursuant to the Interim Order, the presence, in person or by proxy of two or more persons entitled to vote at the Meeting, is necessary for a quorum at the Meeting.

BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION

Since the deterioration of commodity prices, particularly natural gas prices, in the summer of 2008, Compton, along with its Canadian peers, faced a number of challenges including operating in an environment of decreasing profit margins and constrained availability of capital. In addition, the amount of debt on the Corporation’s balance sheet is higher than its industry peers relative to the current level of cash flow generation. These circumstances have limited its ability to develop its extensive resource rich asset base.

In March 2009, a review of strategic alternatives was undertaken by Compton’s management and was overseen by the Board of Directors. BMO Capital Markets was hired to act as financial advisor to Compton at that time. In light of these circumstances, Compton pursued a number of strategic initiatives to reduce leverage and enhance liquidity including:

•	the adoption of a prudent business strategy with a disciplined capital program, minimum expected return thresholds and improved operating efficiencies;

•	an issuance of equity and warrants for net proceeds of Cdn$161.9 million in 2009;

•	the sale of an overriding royalty that provided proceeds of Cdn$95.0 million in 2009 and 2010;

•

a series of discussions with a group of Noteholders in 2009 with respect to a transaction to reduce leverage. Such a transaction could not be negotiated on terms acceptable to the Corporation and the discussions were terminated; and

•	the recently completed Asset Sales for gross proceeds of approximately Cdn$150.2 million (before adjustments).

Prior to initiating the Recapitalization, the Company, with the advice of BMO Capital Markets, considered a number of alternatives including:

(a)	investing a portion of the proceeds into capital expenditures to contribute to the development and growth of income producing properties. The benefit of such a transaction is that, over time, operating cash flows would be expected to be enhanced.

(b)	directing a portion of the proceeds from the recent asset sales to repay all of the Senior Bank Facility and leave the Senior Notes outstanding. The benefits of such a transaction include:

(i)	the effective interest rate on the Senior Bank Facility was approximately 7.375% at the time this alternative was considered, which is similar to the 7.625% rate on the Senior Notes;

(ii)	sufficient permissibility to access additional capital on a senior secured basis would be maintained if required due to the substantial basket of permitted senior secured indebtedness provided for in the Note Indenture; and

(iii)	the transaction is permitted under the Note Indenture and can easily be implemented.

(c)	directing the proceeds from the recent land sales to an exchange offer to repay a portion of the Senior Notes and obtain exit consents from participating Noteholders. The exit consent mechanism, as contemplated in the Note Indenture, would be used to effect certain amendments to the existing Note Indenture, including, among others, enhancing the Corporation’s ability to raise indebtedness ranking ahead of the Senior Notes to facilitate the repurchase/refinancing of the remaining Senior Notes at a later date or dates. The benefits of such a transaction include:

(i)	materially reducing the amount of Senior Notes outstanding;

(ii)	providing additional flexibility with the existing Note Indenture to invest in the business and to facilitate future initiatives to, from time to time, reduce leverage and enhance liquidity; and

(iii)	the transaction is permitted under the Note Indenture with the support of a majority in principal amount of the Senior Notes.

(d)	directing the proceeds from the recent Asset Sales to purchasing notes and obtaining exit consents from Noteholders holding a material portion of the Senior Notes who approached Compton to sell their Senior Notes at prices below the value implied by the Recapitalization.

The Recapitalization transaction evolved from discussions with a variety of stakeholders as a means by which Compton could normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all stakeholders. The Corporation concluded that the Recapitalization, if implemented, would be better than the preceding alternatives because:

•	a significant portion of the indebtedness represented by the Senior Notes would be extinguished by a payment in cash;

•	the remainder of the indebtedness represented by the Senior Notes would be replaced with indebtedness represented by the Mandatory Convertible Notes and the New Notes;

•	the resulting New Notes would have a longer term to maturity than the existing Senior Notes; and

•	the Recapitalization would enable Compton to increase the availability and reduce the interest rate under the Senior Bank Facility.

ASSET SALES

In early June 2010, Compton entered into purchase and sale agreements relating to the Asset Sales, pursuant to which it disposed of a portion of its natural gas assets in the Niton and Gilby areas. The Asset Sales closed on June 30, 2010 and July 15, 2010, respectively, and generated aggregate gross proceeds of Cdn$150.2 million (before adjustments). A portion of the Asset Sale Proceeds were applied to temporarily repay all outstanding indebtedness under the Senior Bank Facility, with the remainder being retained pending implementation of the Recapitalization.

DESCRIPTION OF THE SENIOR BANK FACILITY

The following is a summary of the material attributes and characteristics of the Senior Bank Facility to be amended as part of the Recapitalization. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the credit agreement and the amendment thereto to be dated as of the Effective Date, which will govern the terms of the Senior Bank Facility, a copy of which credit agreement has been filed on SEDAR and a copy of which amendment thereto will be filed on SEDAR at www.sedar.com following the Effective Date.

The Corporation’s extendable Cdn$150.0 million Senior Bank Facility is comprised of a Cdn$120.0 million revolving term facility and a Cdn$30.0 million revolving working capital facility. The Senior Bank Facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and is subject to renewal on July 1, 2011, at which time it may be extended for an additional year. If not extended in 2011, the Senior Bank Facility will mature 1 day later on July 2, 2011.

Advances under the Senior Bank Facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

•	Prime rate and US Base rate plus 4.25%; and

•	Bankers’ Acceptances rate and LIBOR rate plus 5.25%.

As at June 30, 2010, the prime rate on the outstanding bank debt was 2.50%. No Bankers’ acceptances were outstanding at June 30, 2010.

The amount that may be drawn on the Senior Bank Facility, together with other indebtedness, is limited, in certain circumstances, by a provision contained in the Note Indenture governing the Senior Notes; the Adjusted Consolidated Net Tangible Assets (“ACNTA”) test. The ACNTA calculation is made quarterly and is based upon year-end reserves and year-end constant dollar prices. At March 31, 2010, the ACNTA test capped the borrowings under the Senior Bank Facility, together with other Credit Facilities (as defined in the Note Indenture), at Cdn$275.1 million. See “Description of the New Notes and the New Note Indenture – Material Differences in the Terms of the New Notes from the Terms of the Senior Notes”.

The Senior Bank Facility is secured by a first fixed and floating charge debenture in the amount of Cdn$1.0 billion covering all the Corporation’s assets and undertakings.

Conditional on completion of the Recapitalization the bank syndicate has agreed:

•

to increase the extendable Senior Bank Facility to Cdn$225.0 million, comprised of a revolving term facility authorized at Cdn$210.0 million and a revolving working capital facility authorized at Cdn$15.0 million;

•	reduce the interest margins by 0.50% from previous levels; and

•

change the tenor of the Senior Bank Facility such that if not extended at lenders option in 2011 the undrawn portion of the Senior Bank Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility, being July 2, 2012.

The Senior Bank Facility restricts Compton Finance or any of the Note Guarantors from repurchasing any Senior Notes prior to their scheduled maturity date, including pursuant to a Change of Control Offer or an Asset Sale Offer (each as defined in the Note Indenture), and also provides that either: (a) a Change of Control Offer (as well as certain other change of control events with respect to Compton and any change that results in a Restricted Subsidiary (as defined in the Note Indenture) that is a guarantor under the credit agreement in respect of the Senior Bank Facility not being wholly-owned by Compton); or (b) certain asset sale events with respect to Compton Finance or a Note Guarantor, would constitute an event of default under the Senior Bank Facility. The lenders under the Senior Bank Facility have consented to the Arrangement. Upon completion of the Arrangement, Compton anticipates that the Senior Bank Facility will be amended to provide for similar restrictions in respect of the New Notes.

The credit agreement, as amended, will contain certain covenants, including, but not limited to, limitations on: (i) dividends, distributions, redemptions and repurchases of capital stock; (ii) incurrence of debt (including capital leases) and guarantees; (iii) repurchases or prepayment of debt, other than as provided by the terms of the New Notes; (iv) creation or suffering of liens, except in respect of the New Notes; (v) loans, investments and acquisitions; (vi) hedge agreements; (vii) affiliate transactions; (viii) changes in conduct of business, fiscal year or accounting practices; (ix) asset sales, mergers, consolidations and other fundamental changes; (x) capital expenditures; and (xi) amendments of organizational documents and material contracts, as well as certain restrictions affecting subsidiaries.

EFFECT OF THE RECAPITALIZATION

Assuming the Recapitalization is completed, it will, on the Effective Date, result in the irrevocable exchange and transfer by the Noteholders of all of their Senior Notes and all of their rights under the Senior Notes and the Note Indenture for: (a) cash and Mandatory Convertible Notes (subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration); or (b) New Notes (subject to proration in the event that Noteholders elect greater than the Maximum Note Consideration) to be allocated to them pursuant to the provisions of the Plan of Arrangement and the New Note Indenture.

The Arrangement and obtaining the Final Order pursuant thereto will permit the implementation of the Recapitalization without obtaining the unanimous approval of Noteholders as would otherwise be required to effect the Recapitalization under the Note Indenture.

Effect of the Recapitalization on Noteholders

The effects of the Recapitalization on Noteholders will be as follows:

(a)	in exchange for each $1,000 of Noteholders’ Principal Claim Amount and all of the Noteholders’ rights under the Note Indenture, Noteholders will receive $940 consideration consisting of $755.686 in cash and $184.314 of principal amount of Mandatory Convertible Notes (subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration) or $940 of principal amount of New Notes (subject to proration in the event that Noteholders elect greater than the Maximum Note Consideration);

(b)	each Noteholder who duly executes and delivers a Form of Election prior to the Election Deadline may elect to receive all of the consideration for its Senior Notes in cash and Mandatory Convertible Notes or New Notes, subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration or greater than the Maximum Note Consideration and provided that New Notes will be issued in $1.00 increments, such that if the combined effects of the exchange of a Noteholder’s Senior Notes and proration, if applicable, would otherwise result in a fractional New Note being issued, the number of New Notes issued to such Noteholder will be decreased to the nearest $1.00 increment;

(c)	if the aggregate amount of cash and Mandatory Convertible Notes so elected to be received by Electing Noteholders is greater than the Maximum Cash/Convert Consideration, then the consideration that will be paid to each Electing Noteholder that elected the Cash Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a Cash Alternative election has been made) of:

(i)	the Maximum Cash/Convert Consideration; and

(ii)	the principal amount of New Notes equal to the difference between (A) the Maximum Note Consideration; and (B) the principal amount of New Notes issuable to Noteholders who have elected to receive New Notes for their Senior Notes pursuant to the New Note Alternative;

(d)	if the aggregate principal amount of New Notes so elected to be received by Electing Noteholders is greater than the Maximum Note Consideration, then the consideration to be issued to each Electing Noteholder that elected the New Note Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a New Note Alternative election has been made or has been deemed to have been made) of:

(i)	the Maximum Note Consideration; and

(ii)	cash and Mandatory Convertible Notes equal to the difference between (A) the Maximum Cash/Convert Consideration; and (B) the amount of cash and Mandatory Convertible Notes payable to Noteholders who have elected to receive cash and Mandatory Convertible Notes for their Senior Notes pursuant to the Cash Alternative; and

(e)	any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will automatically be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

Assuming full proration of the Maximum Cash/Convert Consideration and Maximum Note Consideration, each Noteholder would receive, per $1,000 of Senior Notes, approximately $410 of cash, $100 of Mandatory Convertible Notes and $430 of New Notes.

Noteholders are urged to carefully review the Form of Election attached as Appendix “F” to this Circular and the description of the method for elections set forth in this Circular under the heading “Important Matters Relating to Method for Elections”.

Effect of the Recapitalization on Shareholders

The Common Shares and Shareholders are not involved in the Recapitalization or the Plan of Arrangement. The legal rights of Shareholders are not affected by the Recapitalization or the Plan of Arrangement. As a result of the Recapitalization, Compton may issue additional Common Shares pursuant to the Mandatory Convertible Notes on the Maturity Date, which would result in dilution to existing holders of Common Shares.

Effect of the Recapitalization on Other Obligations

Other than the obligations and indebtedness under the Senior Notes and the Note Indenture and the amendment of the Senior Bank Facility, the obligations and indebtedness of Compton are not affected by or involved in the Recapitalization or the Plan of Arrangement.

Effect of the Recapitalization on Compton

The Recapitalization will accomplish a de-levering of Compton’s balance sheet. Compton’s gross debt would be reduced from Cdn$599.0 million, as at March 31, 2010, to approximately Cdn$381.6 million, reducing its debt service obligations. The Recapitalization will benefit the Corporation in several ways: a reduction in annual cash interest costs of approximately Cdn$11 million; a four (4) year extension relative to the term of its Senior Notes; a reduction in the principal amount outstanding of its Senior Notes by approximately $256.5 million; and an increase to its net borrowing base on its Senior Bank Facility. The results of which will provide Compton with increased liquidity, reduced financial risk and a more sustainable capital structure, thereby improving overall financial flexibility. The debt reduction is likely to improve Compton’s ability to access capital markets in the future. The successful implementation of the Recapitalization is expected by management to be a significant positive step for Compton in pursuing its business plan through a renewed focus on production and cash flow growth.

The effects of the Recapitalization on Compton will be as follows:

(a)	Compton will rebalance its capital structure, by reducing the total amount of debt outstanding by approximately Cdn$217.4 million on a consolidated basis; and

(b)	the annual interest cost of Compton’s consolidated outstanding debt will be reduced by approximately Cdn$11 million.

The following table sets forth pro forma capitalization of Compton (on a consolidated basis) as at March 31, 2010, assuming the completion of the Recapitalization.

	As at March 31, 2010
	Actual	Pro Forma
	(in Cdn$ millions)(1)
Long-term debt (including current portion):
Senior Bank Facility(2)	$90.7	$140.7	(3)
Senior Notes(1)(4)	$448.3	$—
MPP Term Facility	$50.3	$50.3
New Notes(1)	$—	$180.9	(5)
Working Capital Deficit(6)	$9.7	$9.7

Total long-term debt (including current portion)	$599.0	$381.6
Shareholders’ equity:
Mandatory Convertible Notes(1)(7)	$—	$45.7
Shareholders’ equity	$1,009.5	$1,009.5

Total capitalization	$1,608.5	$1,436.8

Common Shares:	263.6	263.6	(8)

(1)	All amounts have been converted from United States dollars to Canadian dollars based on the Bank of Canada noon buying rate on March 31, 2010, which was Cdn$1.00 = US$0.9846.
(2)	Includes discount to maturity of Cdn$1.1 million.
(3)	It is anticipated that Cdn$50 million will be drawn under the Senior Bank Facility to fund a portion of the Maximum Cash/Convert Consideration payable pursuant to the Recapitalization on the Effective Date.
(4)	Includes discount to maturity of Cdn$8.7 million.
(5)	Assumes an aggregate principal amount of New Notes equal to $193.5 million are issued, with a fair value equal to $184.5 million, less Cdn$6.5 million of transaction costs.
(6)	Working Capital Deficit excludes risk management items, future income taxes, current MPP term financing and bank debt.
(7)	The Mandatory Convertible Notes with an aggregate principal amount of $45.0 million mature on September 15, 2011. Interest will accrue to maturity at 10% per annum. All amounts owing at maturity under the Mandatory Convertible Notes will be redeemed for cash or converted to Common Shares based on 95% of the 20-day volume weighted average trading price of the Common Shares for the period ending on the third Business Day prior to the Maturity Date. If, prior to the Prepayment Deadline, Compton completes an equity offering, the net proceeds of such offering must be used to redeem Mandatory Convertible Notes for cash at a price of par plus accrued interest to the date of such redemption. The Mandatory Convertible Notes may be prepaid at any time prior to the Prepayment Deadline in cash at par plus accrued interest. The Canadian Institute of Chartered Accountants Handbook Section 3863, Financial Instruments – Presentation, requires the Mandatory Convertible Notes to be presented and classified as a financial liability within financial statements. For the purposes of the pro forma consolidated capitalization, assuming the completion of the Arrangement and Recapitalization, the Mandatory Convertible Notes have been presented as a component of equity.
(8)	The pro forma number of Common Shares outstanding is dependent upon the number of Common Shares issued on conversion of the Mandatory Convertible Notes on the Maturity Date, unless redeemed for cash.

The Recapitalization is expected to substantially improve Compton’s capital structure by reducing the amount of outstanding net debt by approximately Cdn$217.4 million on a consolidated basis. With a normalized capital structure, Compton will benefit from a reduction in annual cash interest costs of approximately Cdn$11.0 million, but also from an increased net borrowing base on its Senior Bank Facility, which will improve its financial flexibility. Management of Compton believes that the Recapitalization will enable Compton to continue to pursue its business plan and create substantial value through a renewed focus on production and cash flow growth.

Share Capital

After the Recapitalization is implemented, the authorized capital of Compton will continue to consist of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. On the Effective Date, 263.3 million Common Shares will be outstanding.

Compliance with the Note Indenture

The Note Indenture requires that prior to completing an asset sale in excess of $3 million Compton deliver an officer’s certificate to the Indenture Trustee setting forth the Fair Market Value (as defined in the Note Indenture) of the assets sold, accompanied, for asset sales in excess of $15 million, by a resolution of the Board of Directors determining that the consideration received is at least equal to the Fair Market Value of the assets sold.

While Compton has provided annual certifications to the Indenture Trustee setting forth the Fair Market Value received by Compton in connection with asset sales, such certifications were not delivered prior to consummation of such asset sales and were not accompanied by resolutions of the Board of Directors.

Compton received consideration at least equal to the Fair Market Value of the assets sold in each of the prior assets sales conducted by Compton and all proceeds of such asset sales were applied as required under the covenant in the Note Indenture relating to asset sales.

Nevertheless, failure to comply with the requirement to deliver an officer’s certificate and resolutions of the Board of Directors prior to the time of an asset sale may constitute an Event of Default that is continuing under the Note Indenture.

While Compton believes it has defences it can raise in this regard, as part of its application for the Interim Order, Compton sought and received from the Court a stay of proceedings in respect of any action or proceeding relating to Compton’s failure to deliver to the Indenture Trustee an officer’s certificate and resolution of the Board of Directors setting forth Fair Market Value of the assets sold for the asset sales consummated by Compton prior to the date hereof, pending the outcome of the Meeting to consider the proposed Plan of Arrangement. Provided that Noteholders holding not less than a simple majority of the aggregate principal amount of the outstanding Senior Notes vote in favour of the Arrangement Resolution, the Noteholders will have waived any action or proceeding relating thereto. If the Arrangement is completed, all rights and obligations under the Note Indenture will be extinguished by order of the Court in connection with the approval of the Arrangement. Compton has obtained from the banks under the Senior Bank Facility a waiver of any cross-default in the Senior Bank Facility created by any Event of Default under the Note Indenture prior to the date hereof.

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement contains covenants by Compton and Compton Finance to make application to the Court to effect the Arrangement pursuant to the form of Plan of Arrangement attached as Exhibit “A” to Appendix “C” to this Circular.

DESCRIPTION OF THE RECAPITALIZATION

The following is a summary only of the Recapitalization. This summary is qualified in its entirety by the full text of the Plan of Arrangement. For complete details, reference should be made to the Plan of Arrangement, which is attached as Exhibit “A” to Appendix “C” to this Circular.

Senior Bank Facility

Conditional on completion of the Recapitalization the bank syndicate has agreed to increase the extendable Senior Bank Facility to Cdn$225.0 million, comprised of a revolving term facility authorized at Cdn$210.0 million and a revolving working capital facility authorized at Cdn$15.0 million. Further, If not extended at lenders option in 2011 the undrawn portion of the Senior Bank Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being July 2, 2012. See “Description of the Senior Bank Facility”.

Steps of the Arrangement

Commencing as of the Effective Time, the following events or transactions will occur sequentially in the order set out below unless otherwise noted and will be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided in the Plan of Arrangement:

(a)	The Senior Bank Facility shall be amended to Cdn$225.0 million and Cdn$50.0 million will be drawn thereunder by Compton;

(b)	Compton will loan the cash component of the Maximum Cash/Convert Consideration, the fees and expenses due to BMO Capital Markets, the Indenture Trustee and counsel to the Parties pursuant to paragraph (f) below and the accrued interest payable by Compton Finance pursuant to paragraph (d) below, to Compton Finance;

(c)	Compton Finance shall pay the accrued interest to the Indenture Trustee or its nominee as registered holder of the global notes and on behalf of all Noteholders, and the Indenture Trustee shall pay (or cause to be paid) all such accrued interest to the Noteholders, without deduction, abatement or rights of setoff or counterclaim of any nature;

(d)	Each Noteholder shall irrevocably exchange and be deemed to transfer all of its Senior Notes and all of its rights under the Senior Notes and the Note Indenture to Compton Finance in exchange for New Notes under the New Note Indenture or cash and Mandatory Convertible Notes allocated to each Noteholder as follows:

(i)	Each Noteholder shall receive for each $1,000 of such Noteholder’s Principal Claim Amount, at the election of such Noteholder:

(A)	$940 principal amount of New Notes; or

(B)	$940 consisting of $755.686 of cash and $184.314 of principal amount of Mandatory Convertible Notes;

in exchange for such Senior Notes; provided that:

(C)	if the aggregate amount of cash and Mandatory Convertible Notes so elected to be received by Electing Noteholders is greater than the Maximum Cash/Convert Consideration, then the consideration that will be paid to each Electing Noteholder that elected the Cash Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a Cash Alternative election has been made) of:

(I)	the Maximum Cash/Convert Consideration; and

(II)	the principal amount of New Notes equal to the difference between (A) the Maximum Note Consideration; and (B) the principal amount of New Notes issuable to Noteholders who have elected to receive New Notes for their Senior Notes pursuant to the New Note Alternative;

(D)	if the aggregate principal amount of New Notes so elected to be received by Electing Noteholders is greater than the Maximum Note Consideration, then the consideration to be issued to each Electing Noteholder that elected the New Note Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a New Note Alternative election has been made or has been deemed to have been made) of:

(I)	the Maximum Note Consideration; and

(II)	cash and Mandatory Convertible Notes equal to the difference between (A) the Maximum Cash/Convert Consideration; and (B) the amount of cash and Mandatory Convertible Notes payable to Noteholders who have elected to receive cash and Mandatory Convertible Notes for their Senior Notes pursuant to the Cash Alternative; and

(E)	any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will automatically be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes; provided that New Notes will be issued in $1.00 increments only, such that if the combined effects of the exchange of a Noteholder’s Senior Notes and proration, if applicable, would otherwise result in a fractional New Note being issued, the number of New Notes issued to such Noteholder will be decreased to the nearest $1.00 increment;

(ii)	Noteholders who receive New Notes or cash and Mandatory Convertible Notes in exchange for their Senior Notes shall receive New Notes or cash and Mandatory Convertible Notes in a principal amount equal to $940 per $1,000 of that Noteholder’s Principal Claim Amount in respect of such Senior Notes;

(iii)	The New Note Indenture shall be executed and become effective as of the time the New Notes are issued; and

(e)	Compton Finance shall pay all fees and expenses due to BMO Capital Markets, the Indenture Trustee and counsel to the Parties reasonably incurred by, and due to, any of the foregoing in connection with the development, negotiation and implementation of the Recapitalization.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Compton and Compton Finance obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix “D”. The Notice of Petition applying for the Final Order also appears in Appendix “B” and forms part of this Circular.

Compton and Compton Finance have advised the Court that the New Notes, Mandatory Convertible Notes, Parent Guarantee and Subsidiary Guarantees are being issued pursuant to the Plan of Arrangement will be issued in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement.

Subject to the approval of the Arrangement by the Noteholders the hearing in respect of the Final Order is scheduled to take place on September 14, 2010 at 3:00 p.m. (Calgary time) at Calgary Courts Centre. Any Noteholder who wishes to appear or be represented and to present evidence or arguments at the hearing must serve and file with the Court a Notice of Appearance as set out in the Notice of Petition for the Final Order and serve such Notice of Appearance on the solicitors for Compton and Compton Finance and satisfy any other requirements of the Court as provided in the Interim Order or otherwise. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Arrangement Resolution at the Meeting.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to closing contained in the Plan of Arrangement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (a) the various documents necessary to consummate the Recapitalization will be executed and delivered; (b) Articles of Arrangement will be filed with the Director under the CBCA to give effect to the Arrangement; and (c) the transactions provided for in the Plan of Arrangement and the Recapitalization will occur in the order indicated.

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained, which is expected to occur on or about September 15, 2010.

Conditions to the Recapitalization Becoming Effective

The Recapitalization is subject to the following conditions, among others:

(a)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Noteholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b)	the Final Order shall have been granted in form and substance satisfactory to Compton and Compton Finance, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to them acting reasonably, on appeal or otherwise;

(c)	all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of Compton and Compton Finance, acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(d)	the Plan of Arrangement, the Final Order, the New Notes, the New Note Indenture, the Mandatory Convertible Notes, the Mandatory Convertible Note Indenture and all definitive legal documentation in connection with all of the foregoing, are to be executed and delivered on terms satisfactory to each of Compton and Compton Finance, acting reasonably;

(e)	the Senior Bank Facility shall have been amended by Compton and the lenders thereunder on terms satisfactory to Compton, acting reasonably;

(f)	each of Compton and Compton Finance shall have taken all necessary or advisable corporate actions and proceeds in connection with the Recapitalization and the Plan of Arrangement;

(g)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of damages on account of or relating to the Recapitalization and no cease trading or similar order with respect to any securities of either Compton or Compton Finance shall have become effective or threatened;

(h)	the Director shall have issued the Certificate on or prior to the Outside Date;

(i)	there shall have been no action taken under any applicable law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(j)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(k)	on the Effective Date the Common Shares to be issued pursuant to the Mandatory Convertible Notes shall have been approved for listing on the TSX, subject to customary post-closing conditions.

Fairness Opinion

BMO Capital Markets was asked by the Corporation to provide an opinion to the Board of Directors as to the fairness of the Arrangement, from a financial point of view, to the Noteholders. At the meeting of the Board of Directors on July 19, 2010, BMO Capital Markets rendered its oral opinion, subsequently confirmed in writing, that as of such date, based upon and subject to the various considerations set forth in the Fairness Opinion, the Arrangement, if implemented, is fair, from a financial point of view, to the Noteholders.

The full text of the Fairness Opinion is attached as Appendix “E” to this Circular and Noteholders are encouraged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion describes the scope of the review undertaken by BMO Capital Markets, the assumptions made by BMO Capital Markets, the limitations on the use of the Fairness Opinion, and the basis of BMO Capital Markets fairness analysis for the purposes of the Fairness Opinion, among other matters. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. BMO Capital Markets has provided its written consent to the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion states that it may not be used or relied upon by any person or entity other than the Board of Directors or for any other purpose without the express prior written consent of BMO Capital Markets.

Assumptions

The Fairness Opinion provides various assumptions, including:

BMO Capital Markets relied upon, and assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Compton or its representatives. In addition, senior management of Compton provided to BMO Capital Markets, and BMO Capital Markets relied upon in providing its Fairness Opinion, a factual certificate regarding matters pertaining to Compton that was within their knowledge.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Compton, its associates and affiliates, as they were reflected in the information obtained by BMO Capital Markets. In its analyses and in preparing the Fairness Opinion, BMO Capital Markets, exercising its professional judgment, made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Arrangement.

Limitations

The Fairness Opinion is subject to various limitations, including:

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date of the Fairness Opinion. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date of the Fairness Opinion, BMO Capital Markets has the right (but has no obligation) to change, modify or withdraw the Fairness Opinion.

BMO Capital Markets based the Fairness Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion.

BMO Capital Markets was not engaged to provide and has not provided: (i) an opinion as to the fairness of the Arrangement to the holders of any other securities other than the Senior Notes; (ii) an opinion as to the relative fairness of the Arrangement among or as between Noteholders or holders of any other securities of Compton; (iii) a formal valuation or appraisal of Compton or of any of its securities or assets or the securities or assets of Compton’s associates or affiliates (nor has BMO Capital Markets been provided with any such valuation); (iv) a review of any legal, regulatory, tax or accounting aspects of the Arrangement and the Fairness Opinion does not address any legal, regulatory, tax or accounting matters; (v) an opinion concerning the future trading price of any of the securities of Compton, or of the securities of its associates or affiliates following the completion of the Arrangement; (vi) an opinion as to the fairness of the process underlying the Arrangement; (vii) a recommendation to any Noteholder as to whether or not such Senior Notes should be held, or sold or whether Noteholders should elect to receive cash and Mandatory Convertible Notes or New Notes in respect of the Senior Notes held by such Noteholder, or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement, and the Fairness Opinion should not be construed as such.

Approach to Fairness

For the purpose of the Fairness Opinion, BMO Capital Markets considered that the Arrangement would be fair, from a financial point of view, to Noteholders if on a going concern basis, the transaction provides Noteholders with aggregate consideration having an estimated trading value that is greater than the estimated trading value of the Senior Notes as of the date of the Fairness Opinion.

In addition, BMO Capital Markets considered, among other things, the following matters:

•	the observed trading price for the Senior Notes;

•	the amount of cash, Mandatory Convertible Notes and New Notes being offered in respect of the Senior Notes;

•

the terms of the New Notes would be substantially similar to those of the Senior Notes except the coupon would be increased from 7 5/8% to 10% and the maturity date would be extended from December 1, 2013 to September 15, 2017;

•

the terms of the Mandatory Convertible Notes would be substantially similar to those of the Senior Notes except the coupon would be increased from 7 5/8% to 10% and would accrete to the principal amount rather than be paid in cash, the maturity date would be accelerated from December 1, 2013 to September 15, 2011, the Mandatory Convertible Notes would be mandatorily redeemable by Compton with the net proceeds of any equity offering and the Mandatory Convertible Notes would be mandatorily convertible into Common Shares at maturity at 95% of a volume weighted average price; and

•	the amount of debt outstanding and the level of certain credit metrics prior to the Arrangement and pro forma the Arrangement.

Independence of BMO Capital Markets

BMO Capital Markets was engaged by Compton pursuant to a letter agreement dated March 11, 2009, as amended effective June 1, 2010 (the “Engagement Agreement”), in contemplation of certain potential transactions involving the Senior Notes. Under the terms of the Engagement Agreement, BMO Capital Markets is paid a monthly work fee, a fee for providing the Fairness Opinion and an additional fee for its advisory services to be paid upon the closing of the Arrangement. In addition, BMO Capital Markets is to be reimbursed for reasonable out-of-pocket expenses and Compton has agreed to indemnify BMO Capital Markets and certain Persons against certain liabilities in connection with the engagement of BMO Capital Markets, including certain liabilities under applicable securities laws.

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”). Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Compton, or any of its respective associates or affiliates (collectively, the “Interested Parties”). Neither BMO Capital Markets, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement; (ii) acting as an underwriter to Compton in connection with an equity financing which closed on October 5, 2009; (iii) acting as current lender and bank facility administrative agent to Compton; (iv) providing ongoing commodity trading services to Compton; and (v) providing ongoing cash management services to Compton. The fees received by BMO or its affiliates in connection with the above activities are not material to BMO. In addition to the services being provided under the Engagement Agreement, BMO Capital Markets and/or its affiliates have in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not or are not expected to be material to BMO. There are no understandings, agreements or commitments between BMO, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to BMO.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities or hold financial instruments that derive value from the securities of Compton or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Compton or for its associates or affiliates, or with respect to the transactions contemplated by the Arrangement.

The form and content of the Fairness Opinion have been approved by a committee of officers of BMO Capital Markets, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors, after careful consideration of a number of factors, including the factors discussed in the foregoing section entitled “Background to and Reasons for the Recapitalization”, and the Fairness Opinion, and upon consultation with its financial advisor and outside legal counsel, determined unanimously that the Recapitalization is in the best interests of the Corporation and its shareholders and the Board of Directors has unanimously determined to recommend to Noteholders that they VOTE FOR the Arrangement Resolution at the Meeting. In making their determination and recommendation, the Board of Directors relied upon legal, tax and other advice and information received during the course of its deliberations.

IMPORTANT MATTERS RELATING TO METHOD FOR ELECTIONS

General

Noteholders of record at the Election Deadline who wish to receive cash and Mandatory Convertible Notes in exchange for their Senior Notes MUST make an election under the Arrangement pursuant to the elections set forth in the Form of Election attached hereto as Appendix “F” (and included as a separate document with the Circular). Noteholders are urged to carefully review the Form of Election prior to completing the Form of Election.

Form of Election

Noteholders of record at the Election Deadline who determine to make an election are required to complete, execute and deliver the Form of Election in accordance with the instructions set forth in the Form of Election. The Form of Election includes, (i) a confirmation by the Noteholder as to the total principal amount of Senior Notes owned by the Noteholder; (ii) the specific elections to be made with respect to the cash and Mandatory Convertible Notes or New Notes to be issued in exchange for specific principal amounts of the Noteholder’s Senior Notes; and (iii) other terms, conditions and acknowledgements of the Noteholder in connection with the elections to be made pursuant to the Form of Election.

Any Noteholder who does not properly complete, execute and deliver the Form of Election will automatically be deemed to have elected to receive New Notes for all of its Senior Notes, subject to proration.

Delivery of Completed Form of Election

Noteholders of record at the Election Deadline that determine to make an election and complete their Form of Election are required to duly execute and deliver such Form of Election, together with a copy of the proxy or voting instruction card submitted by the Noteholder in connection with the Meeting, to the Noteholder’s Intermediary in accordance with the instructions provided by the Noteholder’s Intermediary.

Noteholders must complete and deliver their Form of Election to their Intermediary in time to allow such Intermediary to validly deliver Senior Notes through the facilities of DTC on or before the Election Deadline. Failure to do so will result in such Noteholder receiving New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

Elections Submitted by Intermediaries through DTC

As the Senior Notes are represented by one or more global certificates which are only registered in the name of DTC and held by DTC as custodian for institutions which participate directly or indirectly in DTC’s book-entry only registration system (“BEO Participants”), elections for cash and Mandatory Convertible Notes or New Notes to be issued in exchange for Senior Notes can only be made through the facilities of DTC and effected through records maintained by DTC. As a result, Forms of Elections can only be validly submitted by Noteholders’ Intermediaries, which are BEO Participants, through the electronic book-entry system of DTC.

It is the sole and exclusive responsibility of the Noteholders to ensure that such election is properly submitted by their Intermediary through the facilities of DTC on or before the Election Deadline. The Corporation will bear no responsibility for failure of a Noteholder or an Intermediary to deliver the Form of Election to DTC prior to the Election Deadline.

Deadlines for Elections

The deadline for elections by Noteholders who wish to receive cash and Mandatory Convertible Notes pursuant to the Arrangement is 5:00 p.m. (New York time) on September 10, 2010. Such Noteholders must complete and deliver their Form of Election to their Intermediary in time to allow such Intermediary to validly deliver Senior Notes through the facilities of DTC on or before the Election Deadline. Failure to do so will result in such Noteholder receiving New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

ANY NOTEHOLDER WHO DETERMINES NOT TO MAKE AN ELECTION, DOES NOT PROPERLY COMPLETE, EXECUTE AND DELIVER THE FORM OF ELECTION OR DOES NOT COMPLETE, EXECUTE AND DELIVER THE FORM OF ELECTION PRIOR TO THE ELECTION DEADLINE, WILL AUTOMATICALLY BE DEEMED TO HAVE ELECTED TO RECEIVE NEW NOTES IN AN AMOUNT EQUAL TO $940 PER $1,000 OF SUCH NOTEHOLDER’S PRINCIPAL CLAIM AMOUNT FOR ALL OF THEIR SENIOR NOTES, SUBJECT TO PRORATION.

ONCE AN ELECTION IS MADE, IT IS IRREVOCABLE.

Determination of Validity

All questions as to the validity, form, eligibility, correctness, completeness, accuracy and timely delivery of any elections pursuant to the Form of Election and any of the procedures described above, will be determined by the Corporation in its sole discretion, which determination will be final and binding. The Corporation reserves the absolute right to reject any Form of Election determined not to be in proper form, incomplete or containing errors and/or inaccuracies as well as to reject any elections made pursuant to such Forms of Election determined by the Corporation not to be validly made.

Such elections will not be deemed to have been validly made until all defects or irregularities in the election have been cured or waived. Neither the Corporation, the Intermediary nor any other person or entity is under any duty to give notification of incorrect, incomplete or inaccurate Forms of Elections or any other defects or irregularities in any election, or will incur any liability for failure to give any such notification.

Issuance of New Notes and Mandatory Convertible Notes under Arrangement

DTC, as sole registered holder of the Senior Notes on behalf of the Noteholders, will surrender for exchange certificates representing the Senior Notes to the Indenture Trustee. Delivery of the New Notes and Mandatory Convertible Notes issuable to the Noteholders under the Arrangement, if applicable, upon the exchange of the Senior Notes will be made through the facilities of DTC to DTC participants who in turn will deliver the New Notes and Mandatory Convertible Notes to the Noteholders pursuant to standing instructions and customary practices.

DESCRIPTION OF THE MANDATORY CONVERTIBLE NOTES

The Mandatory Convertible Notes will rank pari passu with the New Notes, bear interest at 10% per annum, accruing semi-annually to the Maturity Date, and be guaranteed by the Note Guarantors. The Mandatory Convertible Notes may be prepaid at any time prior to the Prepayment Deadline in cash at par plus accrued interest and will, on the Maturity Date, be mandatorily exchangeable for a number of Common Shares determined by dividing (a) the principal amount plus accrued and unpaid interest of the Mandatory Convertible Notes by (b) the Current Market Price. The

“Current Market Price” shall be a price per Common Share equal to 95% of the volume-weighted average trading price per Common Share on the TSX for the 20 consecutive trading days ending on the third Business Day prior to the Maturity Date. No fractional Common Shares will be issued upon maturity, but in lieu thereof Compton Finance will satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest. Interest on the Mandatory Convertible Notes will not be paid in cash and will instead accrue until the Maturity Date. If, prior to the Prepayment Deadline, Compton completes an equity offering, the net proceeds of such offering must be used to redeem Mandatory Convertible Notes for cash at a price of par plus accrued interest to the date of such redemption; provided that if the net proceeds of any such offering or offerings is insufficient to redeem all of the then outstanding Mandatory Convertible Notes, the proceeds will be applied pro rata to such redemption.

The remainder of the principal terms and conditions of the Mandatory Convertible Notes and the Mandatory Convertible Note Indenture will be consistent in all material respects with the terms and conditions of the New Notes and the New Note Indenture, respectively, except in respect of certain changes, the material provisions of which are set forth below under the heading “Material Differences in the Terms of the Mandatory Convertible Notes from the Terms of the New Notes”. For a description of the material terms and conditions of the New Note Indenture see below under “Description of the New Notes and the New Note Indenture – Summary of Certain Terms of the New Note Indenture”.

Material Differences in the Terms of the Mandatory Convertible Notes from the Terms of the New Notes

The following is a summary of the material differences in the terms of the Mandatory Convertible Notes as compared to the terms of the New Notes:

•	The Maturity Date of the Mandatory Convertible Notes is September 15, 2011;

•

The interest rate payable on the Mandatory Convertible Notes is 10% per year, accruing semi-annually, provided that interest on the Mandatory Convertible Notes will not be paid in cash but will accrue to the Maturity Date;

•	The net proceeds of any equity offering by Compton completed prior to the Prepayment Deadline must be used to redeem Mandatory Convertible Notes at par plus accrued and unpaid interest;

•	Compton may prepay the Mandatory Convertible Notes at any time prior to the Prepayment Deadline in cash at par plus accrued interest;

•

The Mandatory Convertible Notes (principal and accrued and unpaid interest) must, on the Maturity Date, be mandatorily exchangeable for a number of Common Shares determined by dividing (a) the principal amount plus accrued and unpaid interest of the Mandatory Convertible Notes by (b) the Current Market Price (as defined above); and

•

Common Shares issuable upon conversion of the Mandatory Convertible Notes will not be exempt from registration pursuant to Section 3(a)(10) of the U.S. Securities Act. Compton will take steps to ensure that any Common Shares issued upon conversion of the Mandatory Convertible Notes will be issued in compliance with applicable securities laws of the United States and Canada.

DESCRIPTION OF THE NEW NOTES AND THE NEW NOTE INDENTURE

Terms of New Notes

The following is a summary of certain of the terms of the New Notes. This summary does not purport to be complete. For a complete description of the terms of the New Notes, reference should be made to the New Note Indenture, the final version of which will be filed on SEDAR at www.sedar.com on or promptly following the Effective Date. Although the key terms of the New Notes are settled and are described in this Circular, the New Note Indenture has not been finalized as of the date of this Circular.

Issuer	Compton Finance.

Notes Offered	$193.5 million.

Maturity Date	September 15, 2017.

Interest	10% per year, payable semi-annually in U.S. dollars.

Subsidiary Guarantees	The New Notes will be initially guaranteed by all of Compton’s significant subsidiaries with respect to the payment of principal, premium, if any, and interest on the New Notes on a senior unsecured basis. Each of the subsidiary guarantors also guarantees Compton’s senior secured credit facilities on a senior secured basis.

Parent Guarantee	The payment obligations of Compton’s subsidiaries, including Compton Finance, under the New Note Indenture, the New Notes and the Subsidiary Guarantees will be guaranteed by Compton on a senior unsecured basis.

Mandatory Redemption	Compton Finance will not be required to make mandatory redemption or sinking fund payments with respect to the New Notes.

Optional Redemption	Compton Finance may redeem the New Notes in whole or in part at any time on or after September 15, 2014, at the redemption prices described under the heading “Description of the New Notes and the New Note Indenture — Summary of Certain Terms of the New Note Indenture”. Prior to September 15, 2014, Compton Finance may redeem up to 35% of the New Notes with the proceeds of certain equity offerings at a redemption price of 110% of the principal amount, provided at least 65% of the aggregate principal amount of the New Notes under the New Note Indenture remains outstanding after the redemption and subject to limitations contained in Compton’s senior secured credit facilities.

Additional Amounts and Redemption for Changes in Canadian Withholding Taxes	Compton Finance will make payments on the New Notes free of withholding or deduction for Canadian taxes. If withholding or deduction is required, Compton Finance will be required to pay additional amounts so that the net amounts a Noteholder receives will equal the amount a Noteholder would have received if withholding or deduction had not been imposed.

If, as a result of a change in law occurring after the Effective Date, Compton Finance is required to pay such additional amounts, Compton Finance may redeem the New Notes in whole but not in part, at any time at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control	Upon specified change of control events, each holder of a New Note will have the right to sell to Compton Finance all or a portion of its New Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Ranking	The New Notes and the guarantees will be:

• unsecured;

• equal in right of payment to Compton Finance’s and to the parent’s and subsidiary guarantors’ current and future unsecured senior indebtedness;

• senior in right of payment to Compton Finance’s and to the parent’s and the subsidiary guarantors’ future debt that expressly provides for subordination to the New Notes or the guarantees; and

•      effectively subordinated to all existing and any future secured indebtedness of Compton Finance and the parent and subsidiary guarantors to the extent of the assets securing such indebtedness, which indebtedness includes Compton’s senior secured credit facilities, which are secured by substantially all of Compton Finance’s, the parent’s and the subsidiary guarantors’ assets.

Certain Covenants	The New Note Indenture governing the New Notes will limit Compton’s ability and that of its restricted subsidiaries to, among other things:

• incur additional indebtedness and issue preferred stock;

• create liens;

• make restricted payments;

• create or permit to exist restrictions on Compton’s ability or the ability of Compton’s restricted subsidiaries to make certain payments and distributions;

• engage in amalgamations, mergers or consolidations;

• make certain dispositions and transfers of assets; and

• engage in transactions with affiliates.

These covenants are subject to important exceptions and qualifications, which are described under “Description of the New Notes and the New Note Indenture – Summary of Certain Terms of the New Note Indenture – Certain Covenants”.

Material Differences in the Terms of the New Notes from the Terms of the Senior Notes

The following is a summary of the material differences in the terms of the New Notes as compared to the terms of the Senior Notes:

•	The maturity date of the New Notes is extended to September 15, 2017.

•	The interest rate payable on the New Notes is 10% per year, payable semi-annually.

•	The definition of “Credit Facilities” is amended to include as credit facilities, among other things, debt securities issued to the public or in private placements.

•

The covenant relating to the Incurrence of Indebtedness and Issuance of Preferred Stock is amended to provide that Credit Facilities (as that term is amended) may be incurred in an aggregate principal amount not to exceed the greater of (i) the existing Note Indenture threshold of Cdn$300 million (less the aggregate amount of Net Proceeds of Asset Sales applied to permanently repay Credit Facilities) and (ii) an amended New Note threshold of Cdn$150 million plus 30% of Adjusted Consolidated Net Tangible Assets. Indebtedness that Compton may incur under the Senior Bank Facility and other Credit Facilities from time to time is limited, in certain circumstances, by a provision contained in the Note Indenture governing the Senior Notes; the ACNTA test. The ACNTA calculation is made quarterly and is based upon year-end reserves and year-end constant dollar prices. At March 31, 2010, the ACNTA test capped the borrowings under the Senior Bank Facility, together with other Credit Facilities (as defined in the Note Indenture), at Cdn$275.1 million. Under the New Note Indenture, the ACNTA test will be revised to provide that the maximum amount that may be drawn under the Senior Bank Facility, together with other Credit Facilities, will be $150.0 million plus 30% (25% under the Note Indenture) of the adjusted consolidated net tangible assets as of the most recently completed fiscal quarter. If this change were in effect as at March 31, 2010, the ACNTA test would have capped the borrowings under the Senior Bank Facility, together with other Credit Facilities, at Cdn$300.1 million.

•

The covenant relating to the application of the Net Proceeds of Asset Sales is amended to permit either: (i) the repayment of Mandatory Convertible Notes or secured Indebtedness that is not subordinated to the New Notes; or (ii) the acquisition of assets or stock of another Oil and Gas Business (as opposed to being limited to acquiring all or substantially all of such assets or a majority of the Voting Stock of such Oil and Gas Business).

•

The covenant relating to reports to be delivered to holders is amended to provide that, to the extent required by the SEC, so long as any New Notes are outstanding, Compton will furnish to the trustee the annual and current reports required to be filed with the SEC; if Compton shall not be required by the SEC to file such reports, so long as any New Notes are outstanding, Compton will furnish to the trustee the annual and quarterly reports and material change reports that Compton is required to file under the securities laws of the Province of Alberta or Ontario.

•

The Events of Default in the New Note Indenture are revised to include a 60-day cure period applicable to (i) a default in the performance or breach of the covenant relating to Asset Sales (other than a failure to make or consummate an Asset Sale Offer, which shall not be subject to such cure period) and (ii) a failure to make or consummate a Change of Control Offer.

Certain other modifications have been made in the New Note Indenture as necessary to give effect to offering of the New Notes. For a summary of the text of these and other provisions of the New Note Indenture, see “Summary of Certain Terms of the New Note Indenture” below.

Summary of Certain Terms of the New Note Indenture

The following is a summary of certain of the terms of the New Note Indenture. This summary does not purport to be complete. For a complete description of the terms of the New Note Indenture, reference should be made to the New Note Indenture, the final version of which will be filed on SEDAR at www.sedar.com on or promptly following the Effective Date. Although the key terms of the New Notes are settled and are described in this Circular, the New Note Indenture has not been finalized as of the date of this Circular.

Capitalized terms not otherwise defined in this section have the meanings given to them in the New Note Indenture.

Certain Covenants

Set forth below are certain covenants that will be contained in the New Note Indenture.

Covenant Suspension

During any period of time that (a) the New Notes have Investment Grade Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the New Note Indenture, Compton and the Restricted Subsidiaries will not be subject to:

(a)	the provisions of the New Note Indenture described under “Repurchase at the Option of Holders – Change of Control” and “Repurchase at the Option of Holders – Asset Sales” and the following captions of this “– Certain Covenants” subheading:

(i)	“ -Restricted Payments” (except to the extent applicable under the provisions described below under “– Designation of Unrestricted and Restricted Subsidiaries”);

(ii)	“ - Incurrence of Indebtedness and Issuance of Preferred Stock;”

(iii)	“ -Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(iv)	“ -Transactions with Affiliates;” and

(v)	clause (d) of “Amalgamation, Merger, Consolidation or Sale of Assets;” and

(b)	clauses (c) and (d) under the subheading “Events of Default and Remedies” to the extent that such clause applies to the covenants described in clause (a) above.

If Compton and its Restricted Subsidiaries are not subject to these covenants for any period of time as a result of clause (a) above (a “Fall-Away Period”) and, subsequently, one, or both, of the Rating Agencies withdraws or downgrades its ratings assigned to the New Notes below the required Investment Grade Ratings or an Event of Default (other than with respect to a suspended covenant) occurs and is continuing, then Compton and its Restricted Subsidiaries will thereafter again be subject to these covenants. The ability of Compton and its Restricted Subsidiaries to make Restricted Payments (as defined under the caption “–Restricted Payments” below) after the time of such withdrawal, downgrade or Event of Default will be calculated as if the covenant governing Restricted Payments had been in effect during the entire period of time from the Issue Date. Notwithstanding the foregoing, the continued existence after the end of the Fall-Away Period of facts and circumstances or obligations arising from transactions which occurred during a Fall-Away Period shall not constitute a breach of any covenant set forth in the New Note Indenture or cause a Default or an Event of Default thereunder; provided that:

(a)	Compton and its Restricted Subsidiaries did not Incur or otherwise cause such facts and circumstances or obligations to exist in anticipation of: (i) a ratings withdrawal or downgrade below an Investment Grade Rating; or (ii) an Event of Default; and

(b)	Compton and its Restricted Subsidiaries did not reasonably believe that such transactions would result in such withdrawal or downgrade or Event of Default.

Restricted Payments

Compton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of Compton’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment on account of such Equity Interests in connection with any merger or consolidation involving Compton or any of its Restricted Subsidiaries) or to the direct or indirect holders of Compton’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of Compton or (y) to Compton or a Restricted Subsidiary of Compton);

(b)	purchase, retract, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Compton or any of its Restricted Subsidiaries), in whole or in part, any Equity Interests of Compton or any Restricted Subsidiary thereof held by Persons other than Compton or any of its Restricted Subsidiaries;

(c)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the New Notes or the Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

(d)	make any Restricted Investment;

(all such payments and other actions set forth in these clauses (a) through (d) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)	Compton would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “– Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Compton and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (b), (c), (d) and (g) of the next succeeding paragraph), is less than the sum, without duplication, of:

(i)	50% of the Consolidated Net Income of Compton for the period (taken as one accounting period) from the beginning of the first fiscal quarter during which the Issue Date falls to the end of Compton’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), plus

(ii)	100% of the aggregate net proceeds received by Compton (including the Fair Market Value of any Oil and Gas Business acquired in a stock transaction) since the Issue Date (a) as a contribution to its common equity capital or from the issue or sale of Equity Interests of Compton (other than Disqualified Stock) or (b) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Compton that have been converted into or exchanged for such Equity Interests (other than, in the case of both clauses (i) and (ii), Equity Interests issued or sold to, or Disqualified Stock or debt securities held by, a Subsidiary of Compton or Equity Interests issued or sold to an employee stock option plan or a trust established by Compton or its Subsidiaries for the benefit of their employees), plus

(iii)	with respect to Restricted Investments made by Compton and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to Compton or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any guarantee (except to the extent any amounts are paid under such guarantee) or from redesignations of Unrestricted Subsidiaries (other than Initial Unrestricted Subsidiaries) as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by Compton or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(a)	the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the New Note Indenture;

(b)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness (including premium, if any, and accrued interest thereon) of Compton Finance, Compton or any Subsidiary Guarantor or of any Equity Interests of Compton or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Compton) of, Equity Interests of Compton (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (a) (ii) of the preceding paragraph;

(c)	the defeasance, redemption, repurchase or other acquisition of Indebtedness of Compton Finance that is subordinated to the New Notes, or Indebtedness of Compton or any Guarantor that is subordinated to such Person’s Guarantee, in each case, with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(d)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Compton or any Restricted Subsidiary of Compton held by any member of Compton’s (or any of its

Restricted Subsidiaries’) management, directors or employees pursuant to any management equity subscription agreement, stock option agreement or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year;

(e)	payment of ordinary dividends on Disqualified Stock issued after the Issue Date pursuant to the terms thereof as in effect on the date of issuance; provided, that such Disqualified Stock was issued in accordance with the covenant described below under the caption “– Incurrence of Indebtedness and Issuance of Preferred Stock”;

(f)	the making of Restricted Payments, not otherwise provided for in any other clause of this paragraph, in an aggregate amount not to exceed $25.0 million since the Issue Date;

(g)	the payment of any dividend or distribution by a Restricted Subsidiary (other than Compton Finance) of Compton to the holders of its Capital Stock (other than Disqualified Stock) on a pro rata basis;

(h)	any payment on subordinated Indebtedness between or among Compton Finance and/or any of the Guarantors which Indebtedness was permitted to be Incurred under clause (f) under the caption “Certain Covenants – Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(i)	payments or distributions to dissenting shareholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of assets of Compton that complies with the provisions of the New Note Indenture applicable to mergers, consolidations, amalgamations and transfers of all or substantially all of the assets of Compton.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Compton or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

Compton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt), and Compton Finance and Compton will not issue any preferred stock or Disqualified Stock, respectively, and Compton will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Compton may Incur Indebtedness (including Acquired Debt) or issue preferred stock or Disqualified Stock, and Compton Finance and the Subsidiary Guarantors may Incur Indebtedness or issue preferred stock or Disqualified Stock, if the Fixed Charge Coverage Ratio for Compton’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the Incurrence of any Indebtedness by Compton Finance or any of the Guarantors under or in respect of (collectively, “Permitted Debt”):

(a)	Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit and letters of guarantee being deemed to have a principal amount equal to the maximum potential liability of Compton and its Restricted Subsidiaries thereunder) not to exceed the greater of:

(i)

Cdn$300 million, less the aggregate amount of all Net Proceeds of Asset Sales that have been applied by Compton or any of its Restricted Subsidiaries since the Issue Date to permanently repay any term Indebtedness under a Credit Facility pursuant to the covenant described above under the caption “– Repurchase at the Option of Holders – Asset Sales” and less the aggregate amount of all commitment reductions with respect to any revolving credit borrowings under a Credit Facility that have been made by Compton or any of its Restricted Subsidiaries since the Issue Date as a result of the application of Net Proceeds of Asset Sales pursuant to the covenant described above under the caption “– Repurchase at the Option of Holders – Asset Sales”; and

(ii)	Cdn$150 million plus 30% of Adjusted Consolidated Net Tangible Assets as of the last day of the fiscal quarter for which internal financial statements are available immediately preceding the date on which such Indebtedness is Incurred;

(b)	Existing Indebtedness (other than Indebtedness described under clause (a), (c) or (f) of this paragraph);

(c)	the New Notes and the related Guarantees to be issued on the Issue Date;

(d)	Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Compton Finance or such Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (d), not to exceed $25.0 million at any time outstanding;

(e)	Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the New Note Indenture to be Incurred under the first paragraph of this covenant or clauses (b), (c), (d), (e), or (m) of this paragraph;

(f)	intercompany Indebtedness between or among Compton and any of its Restricted Subsidiaries, including the intercompany Indebtedness referred to in the last sentence of the definition of “Existing Indebtedness”; provided, however, that:

(i)	if Compton Finance or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the New Notes, in the case of Compton Finance, or the Guarantee, in the case of a Guarantor; and

(ii)	(a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Compton or a Restricted Subsidiary of Compton and (b) any sale or other transfer of any such Indebtedness to a Person that is not either Compton or a Restricted Subsidiary of Compton, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by Compton or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (f);

(g)	Hedging Obligations, provided that such Hedging Obligations were Incurred in the ordinary course of business and not for speculative purposes;

(h)	the guarantee by Compton Finance or any of the Guarantors of Indebtedness of Compton or Compton Finance or another Restricted Subsidiary of Compton that was permitted to be Incurred by another provision of this covenant;

(i)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an Incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Compton as accrued;

(j)	Indebtedness and Obligations under Oil and Gas Hedging Contracts, provided that such Contracts were entered into in the ordinary course of business and not for speculative purposes;

(k)	production imbalances arising in the ordinary course of business;

(l)	standby letters of credit, guarantees, performance or surety bond or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, guarantee or performance or surety bond itself);

(m)	additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (m), not to exceed $30.0 million;

(n)	Indebtedness of Compton or Compton Finance to the extent that the net proceeds thereof are promptly (A) used to purchase New Notes tendered in a Change of Control Offer or (B) deposited to defease or to satisfy and discharge the New Notes; and

(o)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days after receipt of notice of its Incurrence by Compton Finance or Guarantor, as applicable.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (o) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, Compton or the applicable Restricted Subsidiary will be permitted to classify such item of Indebtedness in whole or in part in any manner that complies with the applicable part of this covenant, including by allocation to more than one other type of Indebtedness. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (a) through (o) above may later be reclassified by Compton Finance such that it will be deemed as having been Incurred pursuant to another of such clauses to the extent that such reclassified Indebtedness could be Incurred pursuant to such new clause at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under Credit Facilities outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (a) of the definition of Permitted Debt.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in currency exchange rates.

Neither Compton nor Compton Finance will Incur any additional Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Compton or Compton Finance, respectively, unless such additional Indebtedness is also contractually subordinated in right of payment to the Parent Guarantee or the New Notes, as applicable, on substantially identical terms. Neither Compton nor Compton Finance will permit any Subsidiary Guarantor to Incur any Indebtedness that is subordinated in right of payment to any other Indebtedness of such Subsidiary Guarantor unless it is subordinated in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee on substantially identical terms. For purposes of the foregoing, no Indebtedness of Compton Finance or any Guarantor will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Compton Finance or such Guarantor solely by reason of any Liens or guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

Compton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness, and Obligations in respect thereof, or trade payables (other than Permitted Liens) upon or with respect to any of their property or assets, now owned or hereafter acquired, unless all payments due under the New Note Indenture and the New Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the New Notes or the related Guarantees, prior thereto, with the same relative priority as the New Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Compton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of Compton to:

(a)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Compton or any of its Restricted Subsidiaries or pay any indebtedness owed to Compton or any of its Restricted Subsidiaries;

(b)	make loans or advances to Compton or any of its Restricted Subsidiaries; or

(c)	transfer any of its properties or assets to Compton or any of its Restricted Subsidiaries.

In addition, Compton will not, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on its or any Subsidiary Guarantor’s ability to:

(a)	pay dividends (as applicable) or make distributions to Compton Finance or pay any Indebtedness and Obligations in respect thereof owed to Compton Finance;

(b)	make loans or advances to Compton Finance; or

(c)	transfer any of its properties or assets to Compton Finance.

However, the restrictions in the preceding two paragraphs will not apply to encumbrances or restrictions existing under or by reason of:

(a)	agreements governing Existing Indebtedness or Credit Facilities or any other agreements as in effect or which come into effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those contained in the relevant agreement as in effect on the Issue Date, as determined by Compton’s Board of Directors in their reasonable and good faith judgment;

(b)	the New Note Indenture, the New Notes and the Guarantees;

(c)	applicable law;

(d)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Compton or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent the encumbrance or restriction contained in the instrument governing such Indebtedness or Capital Stock was Incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the New Note Indenture to be Incurred;

(e)	customary non-assignment provisions in contracts entered into in the ordinary course of business and consistent with past practice;

(f)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of the preceding two paragraphs;

(g)	any agreement for the sale or other disposition of the Capital Stock or all or substantially all of the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(h)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Board of Directors in their reasonable and good faith judgment;

(i)	Liens securing Indebtedness and Obligations in respect thereof otherwise permitted to be Incurred under the provisions of the covenant described above under the caption “– Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(j)	customary restrictions on the disposition or distribution of assets or property, in each case contained in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(k)	restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business.

Amalgamation, Merger, Consolidation or Sale of Assets

Neither Compton nor Compton Finance may, directly or indirectly: (a) amalgamate, consolidate or merge with or into another Person (whether or not Compton or Compton Finance is the surviving Person); or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Compton and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(a)	either: (i) Compton or Compton Finance is the surviving Person or (ii) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Compton or Compton Finance) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person (or, in the case of Compton Finance, a corporation) organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;

(b)	the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Compton or Compton Finance) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of (i) Compton under its Parent Guarantee or Compton Finance under the New Notes, as the case may be, and (ii) of Compton or Compton Finance, as applicable, under the New Note Indenture, in each case, pursuant to agreements reasonably satisfactory to the trustee;

(c)	immediately after such transaction no Default or Event of Default exists;

(d)	Compton or the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Compton or Compton Finance), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

(i)	will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Compton immediately preceding the transaction; and

(ii)	will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “– Incurrence of Indebtedness and Issuance of Preferred Stock”;

(e)	each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which Compton or Compton Finance, as the case may be, has entered into a transaction under this covenant, will have by amendment to its Subsidiary Guarantee confirmed that its Subsidiary Guarantee will apply to the obligations of Compton Finance or the surviving Person in accordance with the New Notes and the New Note Indenture; and

(f)	the transactions will not result in Compton or Compton Finance or the surviving corporation being required to make any deduction or withholding on account of taxes as described below under the caption “ – Payment of Additional Amounts” that Compton or Compton Finance, as applicable, would not have been required to make had such transactions or series of transactions not occurred.

In addition, neither Compton nor Compton Finance may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. Clause (d) of this “Amalgamation, Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Compton or Compton Finance and any of the Subsidiary Guarantors.

Transactions with Affiliates

Compton will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(a)	the Affiliate Transaction is on terms that are no less favorable to Compton or the relevant Restricted Subsidiary than those that would have been obtained, at the time of the transaction, in a comparable transaction by Compton or such Restricted Subsidiary with a Person that is not an Affiliate of Compton or any of its Restricted Subsidiaries; and

(b)	Compton or Compton Finance delivers to the trustee:

(i)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of Compton set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Compton; and

(ii)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to Compton or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(a)	any employment agreement entered into by Compton or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Compton or such Restricted Subsidiary;

(b)	transactions between or among Compton and/or its Restricted Subsidiaries;

(c)	transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of Compton solely because Compton owns an Equity Interest in, or controls, such Person;

(d)	payment of reasonable and customary compensation or fees to any directors, or the execution of customary expense reimbursement, indemnification or similar arrangements with any directors and officers, of Compton Finance or Compton or its Restricted Subsidiaries in the ordinary course of business;

(e)	sales of Equity Interests (other than Disqualified Stock) of Compton;

(f)	Restricted Payments that are permitted by the provisions of the New Note Indenture described above under the caption “— Restricted Payments” and Permitted Investments (other than pursuant to clauses (c) and (h) of the definition of Permitted Investments);

(g)	any transaction pursuant to any agreement in existence on the Issue Date, or any amendment, replacement or refinancing thereof that, taken in its entirety, is no less favourable to Compton and its Restricted Subsidiaries than such agreement in effect on the Issue Date; and

(h)	any sale of securities (including Disqualified Stock but excluding other Equity Interests) made to an Affiliate on the same terms as are being made to the non-Affiliate investors in any public or private sale of such securities; provided that any such sale complies with the requirements of clause (a) of the first paragraph of this covenant.

Additional Subsidiary Guarantees

If Compton or any of its Subsidiaries acquires or creates another Restricted Subsidiary after the date of the New Note Indenture, then that newly acquired or created Restricted Subsidiary will become a Guarantor and execute a supplemental indenture providing for a Subsidiary Guarantee and deliver an Opinion of Counsel reasonably satisfactory to the trustee that such supplemental indenture has been duly authorized, executed and delivered and constitutes a legal, valid, binding and enforceable obligation of that Restricted Subsidiary, Compton, Compton Finance and the other Subsidiary Guarantors party thereto, all within ten Business Days of the date on which it was acquired or created; provided, however, that if such new Restricted Subsidiary is acquired pursuant to a take-over bid in which less than 90% of the Capital Stock (on a fully diluted basis) of such Restricted Subsidiary is acquired, then the aforementioned supplemental indenture providing for a Subsidiary Guarantee and corresponding Opinion of Counsel shall be provided within ten business days of the acquisition of 90% or more of the subject Capital Stock (on a fully diluted basis) and, in any event, no later than within 120 days of the date on which the Capital Stock of such newly acquired Restricted Subsidiary was first taken up and paid for under the take-over bid.

Designation of Unrestricted and Restricted Subsidiaries

The Board of Directors of Compton may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if no Default or Event of Default would be in existence following such designation; provided that:

(a)	the aggregate Fair Market Value of all outstanding Investments owned by Compton and its Restricted Subsidiaries in the Subsidiary so designated (including any guarantee by Compton or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be an Investment made as of the time of the designation and that such Investment would be permitted under the covenant described above under the caption “ – Restricted Payments”;

(b)	any guarantee by Compton or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by Compton or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “ – Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c)	such Subsidiary does not hold any Liens on any property of Compton or any Restricted Subsidiary thereof;

provided, further, that such designation will only be permitted if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The Board of Directors of Compton may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(a)	such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of Compton of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described above under the caption “ – Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(b)	all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “ – Restricted Payments”;

(c)	all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “ – Liens”;

(d)	no Default or Event of Default would be in existence following such designation; and

(e)	such Unrestricted Subsidiary becomes a Subsidiary Guarantor and executes a supplemental indenture and delivers an Opinion of Counsel reasonably satisfactory to the trustee within 10 Business Days of the date on which it is designated to the effect that such supplemental indenture has been duly authorized, executed and delivered and constitutes a legal, valid and binding agreement of such Subsidiary, enforceable against such Subsidiary in accordance with its terms.

Business Activities

Compton will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material to Compton and its Restricted Subsidiaries taken as a whole.

Payments for Consent

Compton will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Registered Noteholders for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the New Note Indenture or the New Notes unless such consideration is offered to be paid and is paid to all Registered Noteholders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Payment of Additional Amounts

All payments made by Compton Finance or on behalf of Compton Finance with respect to the New Notes, or by any Guarantor pursuant to the Guarantees, will be made without withholding or deduction for any taxes imposed by any Canadian taxing authority, unless required by law or the interpretation or administration thereof by the relevant taxing authority. If Compton Finance or a Guarantor is obligated to withhold or deduct any amount on account of taxes imposed by any Canadian taxing authority from any payment made with respect to the New Notes, Compton Finance or such Guarantor will:

(a)	make such withholding or deduction;

(b)	remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

(c)	pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Registered Noteholder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Registered Noteholder would have received if such taxes had not been withheld or deducted;

(d)	furnish to the trustee for the benefit of the Registered Noteholders, within 30 days after the date of the payment of any taxes is due, an official receipt of the relevant government authorities for all amounts deducted or withheld, or if such receipts are not obtainable, other evidence of payment by Compton Finance or such Guarantor of those taxes;

(e)	indemnify and hold harmless each Registered Noteholder, other than as described below, for the amount of:

(i)	any taxes (including interest and penalties) paid by such Registered Noteholder as a result of payments made on or with respect thereto; and

(ii)	any taxes imposed with respect to any reimbursement under the preceding clause (i) or this clause (ii), but excluding any such taxes on such Registered Noteholder’s net income; and

(f)	at least 15 days prior to each date on which any Additional Amounts are payable, deliver to the trustee an Officers’ Certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the trustee may request to enable the trustee to pay such Additional Amounts to Registered Noteholders on the payment date and on the date Additional Amounts are payable, deliver to the trustee an amount of money equal to the Additional Amounts.

Notwithstanding the foregoing, neither Compton Finance nor a Guarantor will pay Additional Amounts to a Registered Noteholder in respect of a beneficial owner of a note:

(a)	with which Compton Finance does not deal at arm’s length (within the meaning of the Canadian Tax Act) at the time of making such payment; or

(b)	which is subject to such taxes by reason of its being connected with Canada or any province or territory thereof other than by the mere acquisition, holding or disposition of New Notes or the receipt of payments thereunder.

Any reference in the New Note Indenture to the payment of principal, premium, if any, interest, the purchase price pursuant to a Change of Control Offer or Asset Sale Offer, redemption price or any other amount payable under or with respect to any New Note, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. Compton Finance’s and the Guarantors’ obligation to make payments of Additional Amounts will survive any termination of the New Note Indenture or the defeasance of any rights thereunder.

Reports

To the extent required by the SEC, so long as any New Notes are outstanding, Compton will furnish to the trustee and, upon request, will furnish to beneficial owners of and prospective investors in the New Notes a copy of all of the information and reports referred to in clauses (1) and (2) below within the time periods specified in the SEC’s rules and regulations:

(a)	(i) all annual financial information that Compton is required to file with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form), if Compton was required to file such Forms and was a reporting issuer under the securities laws of the Province of Alberta or Ontario; and (ii) for the first three quarters of each year, all quarterly financial information that Compton would have been required to file or furnish with the SEC on Form 6-K (or any successor form), if Compton was required to file or furnish, as applicable, such Form and was a reporting issuer under the securities laws of the Province of Alberta or Ontario, and in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Compton’s independent accountants; and

(b)	all current reports that are required to be filed or furnished by Compton with the SEC on Form 6-K if Compton was required to file or furnish, as applicable, such Form and was a reporting issuer under the securities laws of the Province of Alberta or Ontario.

In addition, all such financial information and reports will contain all financial information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX. In addition, to the extent required by the SEC, Compton will file a copy of all of the information and reports referred to in clauses (a) and (b) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing). If, notwithstanding the foregoing, the SEC will not accept Compton’s filings for any reason, Compton will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Compton were required to file those reports with the SEC.

Notwithstanding the foregoing:

(a)	if at any time Compton (or any successor) is not both a Guarantor and the parent company of Compton Finance; or

(b)	if at any time Compton, if it was required to file or furnish, as applicable, the reports described in the first paragraph of this covenant, would not (by virtue of Compton’s reports being provided pursuant to the first paragraph of this covenant) be exempt from the obligation to file its own reports with the SEC pursuant to either (i) the provisions of Rule 12h-5 of the Exchange Act (or any successor provision thereto) or (ii) if applicable, an equivalent exemption or relief from the corresponding reporting requirements under Canadian securities laws;

the reports, information and other documents of Compton required to be filed and provided as described above shall be those of, in the case of clause (a), Compton Finance (combined, as applicable, with the information of existing Guarantors whose results would not otherwise be consolidated with those of Compton Finance and its Subsidiaries) or, in the case of clause (b), both Compton and Compton Finance.

So long as any New Notes are outstanding, Compton will furnish to the trustee and, upon request, will furnish to beneficial owners of and prospective investors in the New Notes a copy of all of the information and reports referred to under this covenant within the time periods specified by applicable Canadian securities laws:

(a)	(i) all annual financial information and reports that Compton is required to file with the Canadian securities regulatory authorities as a reporting issuer under the securities laws of the Province of Alberta and Ontario; and (ii) for the first three quarters of each year, all quarterly financial information that Compton is required to file as reporting issuer under the securities laws of the Province of Alberta and Ontario; and, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Compton’s independent accountants; and

(b)	all material change reports that Compton is required to file under the securities laws of the Province of Alberta or Ontario.

If Compton has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this section will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Compton and its Restricted Subsidiaries excluding the Unrestricted Subsidiaries; provided, however, that if the Unrestricted Subsidiaries, on a combined basis, are “minor” (as defined in Rule 3-10(h)(6) of Regulation S-X under the U.S. Securities Act) then disclosure to that effect will be sufficient for purposes of this paragraph.

In addition, Compton, Compton Finance and the Subsidiary Guarantors have agreed that, for so long as any New Notes remain outstanding, they will furnish to the Registered Noteholders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Optional Redemption

At any time prior to September 15, 2014, Compton Finance may on any one or more occasions redeem up to 35% of the aggregate principal amount of New Notes issued under the New Note Indenture at a redemption price of 110% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(a)	at least 65% of the aggregate principal amount of New Notes issued under the New Note Indenture remains outstanding immediately after the occurrence of such redemption (excluding New Notes held by Compton Finance or Compton or any of Compton’s other Subsidiaries); and

(b)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

If Compton Finance becomes obligated to pay any Additional Amounts as a result of a change in the laws or regulations of Canada or any Canadian taxing authority, or a change in any official position regarding the application or interpretation thereof, which is publicly announced or becomes effective on or after the date of the New Note Indenture, Compton Finance may, at its option, redeem the New Notes, in whole but not in part, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Except pursuant to the preceding paragraphs, the New Notes will not be redeemable at Compton Finance’s option prior to September 15, 2014.

On or after September 15, 2014, Compton Finance may redeem all or a part of the New Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the New Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

Year	Percentage
2014	105.0%
2015	102.5%
2016 and thereafter	100.0%

Mandatory Redemption

Compton Finance is not required to make mandatory redemption or sinking fund payments with respect to the New Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Registered Noteholder will have the right to require Compton Finance to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Registered Noteholder’s New Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the New Note Indenture. In the Change of Control Offer, Compton Finance will offer a payment in cash equal to 101% of the aggregate principal amount of New Notes repurchased plus accrued and unpaid interest, if any, on the New Notes repurchased, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control, Compton Finance will be required by the New Note Indenture to mail, with a copy to the trustee, a notice to each Registered Noteholder (excluding Compton or any of its Restricted Subsidiaries) describing the transaction or transactions that constitute the Change of Control and offering to repurchase New Notes on the date specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the New Note Indenture and described in such notice.

Compton Finance will be required by the New Note Indenture to comply with the requirements of Rule 14e-1 under the U.S. Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the New Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the New Note Indenture, Compton Finance will be required by the New Note Indenture to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the New Note Indenture by virtue of such conflict.

On the Change of Control Payment Date, Compton Finance or its designated agent will, to the extent lawful:

(a)	accept for payment all New Notes or parts of New Notes properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all New Notes or parts of New Notes properly tendered; and

(c)	deliver or cause to be delivered to the trustee the New Notes accepted together with an Officers’ Certificate stating the aggregate principal amount of New Notes or parts of New Notes being purchased by Compton Finance.

Compton Finance, the depositary or the paying agent, as the case may be, will promptly (but in any case no later than three (3) Business Days after the Change of Control Payment Date) mail to each Registered Noteholder that has properly tendered its New Notes pursuant to the Change of Control Offer an amount equal to the Change of Control Payment for such New Notes, and the trustee upon written request from Compton Finance will promptly authenticate at the expense of Compton Finance and mail (or cause to be transferred by book entry) to each Registered Noteholder a new note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Compton Finance will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Senior Bank Facility prohibits Compton Finance or any of the Guarantors from repurchasing any New Notes prior to their scheduled maturity date, including pursuant to a Change of Control Offer, and also provides that a Change of Control Offer (as well as certain other change of control events with respect to Compton and any change that results in a Restricted Subsidiary that is a guarantor under the Credit Agreement not being wholly-owned by Compton) would constitute an event of default under the Senior Bank Facility. Any future credit agreements or other similar agreements to which Compton Finance or any Guarantor becomes a party may contain similar restrictions and provisions. If a Change of Control occurs at a time when Compton Finance or any Guarantor is prohibited from purchasing New Notes, it could seek the consent of its lenders to the purchase of New Notes or could attempt to refinance the borrowings that provide for such prohibition. If it does not obtain such a consent or repay such borrowings, Compton Finance will remain prohibited from purchasing New Notes. In such case, Compton Finance’s failure to purchase tendered New Notes would constitute an Event of Default under the New Note Indenture which would, in turn, constitute an event of default under such other agreements. In addition, the exercise by the Registered Noteholders of their right to require Compton Finance to repurchase the New Notes upon a Change of Control could cause an event of default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchase on Compton Finance. Finally, Compton Finance’s ability to pay cash to the Registered Noteholders upon a repurchase of their New Notes may be limited by Compton Finance ‘s then existing financial resources.

The provisions described above that require Compton Finance to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the New Note Indenture are applicable. Except as described above with respect to a Change of Control, the New Note Indenture does not contain provisions that permit the Registered Noteholders to require that Compton Finance repurchase or redeem the New Notes in the event of a takeover, recapitalization or similar transaction.

Compton Finance will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the New Note Indenture applicable to a Change of Control Offer and purchases all New Notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Compton and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Registered Noteholder to require Compton Finance to repurchase its New Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Compton and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Compton will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(a)	Compton (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets, rights or Equity Interests of a Subsidiary of Compton issued or sold or otherwise disposed of;

(b)	the Fair Market Value is set forth in an Officers’ Certificate delivered to the trustee; and

(c)	at least 75% of the consideration received in the Asset Sale by Compton or such Restricted Subsidiary is in the form of cash or Permitted Assets or a combination thereof. For purposes of this provision, each of the following will be deemed to be cash:

(i)	any liabilities, as shown on Compton’s or such Restricted Subsidiary’s most recent balance sheet, of Compton or any Restricted Subsidiary (other than contingent liabilities, liabilities that are by their terms subordinated to the New Notes or any Guarantee and liabilities to the extent owed to Compton or any Restricted Subsidiary of Compton) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Compton or such Restricted Subsidiary from further liability; and

(ii)	any securities, notes or other obligations received by Compton or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Compton or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Compton or the applicable Restricted Subsidiary may apply those Net Proceeds:

(a)	to repay or prepay secured Indebtedness or the Mandatory Convertible Notes, and Obligations in respect thereof, of Compton or any Restricted Subsidiary of Compton, including Indebtedness and Obligations under any Credit Facility, other than Indebtedness or other Obligations that are subordinated to the New Notes;

(b)	to acquire assets of, or stock of, another Oil and Gas Business (or enter into a legally binding agreement to purchase such assets or stock within 90 days after the date of such binding agreement; provided, however, that if any such legally binding agreement to invest such Net Proceeds is terminated, then Compton or the applicable Restricted Subsidiary may within 30 days of such termination or 365 days after the receipt of any Net Proceeds from the applicable Asset Sale, whichever is later, invest such Net Proceeds as provided in clause (a), (c) or (d) hereof or to acquire assets of, or stock of, another Oil and Gas Business; provided, further, that, if the Net Proceeds are not so applied within that time period, they will immediately be deemed to be Excess Proceeds (as defined below);

(c)	to make a capital expenditure; or

(d)	to acquire Permitted Assets.

Pending the final application of any Net Proceeds, Compton or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the New Note Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $20.0 million, Compton Finance will be required by the New Note Indenture to make an offer (an “Asset Sale Offer”) to all Registered Noteholders (excluding Compton or any of its Restricted Subsidiaries) and all holders (excluding Compton or any of its Restricted Subsidiaries) of other Indebtedness that is pari passu with the New Notes containing provisions similar to those set forth in the New Note Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of New Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Compton or any of its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by the New Note Indenture. If the aggregate principal amount of New Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the New Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Compton Finance will be required by the New Note Indenture to comply with the requirements of Rule 14e-1 under the U.S. Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of New Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale Offer provisions of the New Note Indenture, Compton Finance will be required by the New Note Indenture to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale Offer provisions of the New Note Indenture by virtue of such conflict.

The Senior Bank Facility prohibits Compton Finance or any of the Guarantors from repurchasing any New Notes prior to their scheduled maturity date, including pursuant to an Asset Sale Offer, and also provides that certain asset sale events with respect to Compton Finance or a Guarantor would constitute an event of default under the Credit Agreement. Any future credit agreements or other similar agreements to which Compton Finance or any Guarantor becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when Compton Finance or any Guarantor is prohibited from purchasing New Notes, it could seek the consent of its lenders to the purchase of New Notes or could attempt to refinance the borrowings that contain such prohibition. If it does not obtain such a consent or repay such borrowings, Compton Finance will remain prohibited from purchasing New Notes. In such case, Compton Finance’s failure to purchase tendered New Notes would constitute an Event of Default under the New Note Indenture which would, in turn, constitute a an event of default under such other agreements. In addition, the exercise by the Registered Noteholders of their right to require Compton Finance to repurchase the New Notes upon an Asset Sale could cause an event of default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchase on Compton or Compton Finance, as applicable. Finally, Compton Finance’s ability to pay cash to the Registered Noteholders upon a repurchase of their New Notes may be limited by Compton Finance ‘s then existing financial resources.

Events of Default and Remedies

Each of the following is an Event of Default:

(a)	default for 30 days in the payment when due of interest on the New Notes;

(b)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the New Notes;

(c)	(1) there shall be a default in the performance, or breach, of any covenant or agreement of Compton and its Restricted Subsidiaries under the New Note Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (a), (b) or in clause (2) or (3) of this clause (c)) and such default or breach shall continue for a period of 60 days after written notice has been given, by certified mail, (x) to Compton Finance by the trustee or (y) to

Compton Finance and the trustee by the Registered Noteholders of at least 25% in aggregate principal amount of the outstanding New Notes,

(2) there shall be a default in the performance or breach of the provisions described in “ – Certain Covenants – Amalgamation, Merger, Consolidation or Sale of Assets,”

(3) Compton Finance shall have failed to make or consummate an Asset Sale Offer in accordance with the provisions of “ – Repurchase at the Option of Holders – Asset Sales,” or

(4) Compton Finance shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of “ – Repurchase at the Option of Holders – Change of Control;”

(d)	default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Compton or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Compton or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the New Note Indenture, if that default:

(i)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii)	results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the outstanding principal amount of any such Indebtedness, together with the outstanding principal amount of any other such Indebtedness under which there has been a Payment Default which remains outstanding or the maturity of which has been so accelerated, aggregates $20.0 million or more, provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under the New Note Indenture and any consequential acceleration of the New Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(e)	failure by Compton or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(f)	except as permitted by the indenture, (a) any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect (each such event being a “Deficiency”) or (b) Compton or any Significant Subsidiary, or any Person acting on behalf of Compton or any Significant Subsidiary, shall deny or disaffirm its obligations under its Guarantee; provided that, for purposes of clause (a), to the extent the Guarantee is of a Subsidiary Guarantor that, together with all other Subsidiary Guarantors whose Guarantees have been held unenforceable or invalid or have ceased for any reason to be in full force and effect, would not in aggregate constitute a Significant Subsidiary, such Deficiency shall not be an Event of Default unless the Deficiency continues for a period of 30 days; and

(g)	certain events of bankruptcy or insolvency described in the indenture with respect to Compton, Compton Finance or any of Compton’s Significant Subsidiaries (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Compton Finance, Compton, any Subsidiary of Compton that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary of Compton, all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Registered Noteholders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately by notice in writing to Compton Finance and Compton specifying the Event of Default.

Registered Noteholders may not enforce the New Note Indenture or the New Notes except as provided in the New Note Indenture. Subject to certain limitations, Registered Noteholders of a majority in principal amount of the then outstanding New Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Registered Noteholders notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or that may involve the trustee in personal liability.

The Registered Noteholders of a majority in aggregate principal amount of the New Notes then outstanding by written notice to the trustee may on behalf of the Registered Noteholders of all of the New Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes other than non-payment resulting from a declaration of acceleration. The Registered Noteholders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the New Note Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of Registered Noteholders not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Registered Noteholders. A Registered Noteholder may pursue any remedy with respect to the New Note Indenture or the Notes if:

(a)	the Registered Noteholder gives the trustee written notice of a continuing Event of Default;

(b)	the Registered Noteholders of at least 25% in aggregate principal amount of outstanding New Notes make a written request to the trustee to pursue the remedy;

(c)	such Registered Noteholder or Registered Noteholders offer the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

(d)	the trustee does not comply with the written request within 60 days after receipt of the request provided that the indemnity, if requested, has been provided by the end of that 60-day period; and

(e)	during such 60-day period, the Registered Noteholders of a majority in aggregate principal amount of the outstanding Notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Registered Noteholder of a New Note to receive payment of the principal of, premium or interest on, such New Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the New Notes, which right will not be impaired or affected without the consent of the Registered Noteholder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Compton Finance or any Guarantor with the intention of avoiding payment of the premium that Compton Finance would have had to pay if Compton Finance then had elected to redeem the New Notes pursuant to the optional redemption provisions of the New Note Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes. If an Event of Default occurs prior to December 1, 2014, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Compton Finance or any Guarantor with the intention of avoiding the prohibition on redemption of the New Notes prior to December 1, 2014, then the premium specified in the New Note Indenture regarding the redemption of the New Notes will also become immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

Compton Finance is required to deliver to the trustee annually a statement regarding compliance with the New Note Indenture. Upon becoming aware of any Default or Event of Default, Compton Finance is required to deliver promptly to the trustee a statement specifying such Default or Event of Default.

Legal Defeasance and Covenant Defeasance

Compton Finance may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding New Notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(a)	the rights of Registered Noteholders of outstanding New Notes to receive payments in respect of the principal of, or interest or premium, if any, on such New Notes when such payments are due from the trust referred to below;

(b)	Compton Finance’s obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, replacing mutilated, destroyed, lost or stolen New Notes, maintaining an office or agency for payment and segregating and holding money for security payments held in trust;

(c)	the rights, powers, trusts, duties and immunities of the trustee, and Compton Finance’s and the Guarantor’s obligations in connection therewith; and

(d)	the Legal Defeasance provisions of the New Note Indenture.

In addition, Compton Finance may, at its option and at any time, elect to have the obligations of Compton Finance and the Guarantors released with respect to certain covenants that are described in the New Note Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the New Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	Compton Finance must irrevocably deposit with the trustee, in trust, for the benefit of the Registered Noteholders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada or the United States, to pay the principal of, or interest and premium, if any, on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, and Compton Finance must specify whether the New Notes are being defeased to maturity or to a particular redemption date;

(b)	in the case of Legal Defeasance, Compton Finance must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (i) Compton Finance has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the New Note Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Registered Noteholders of the outstanding New Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, Compton Finance must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the Registered Noteholders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)

in the case of Legal Defeasance or Covenant Defeasance, Compton Finance must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee and qualified to practice in Canada or a ruling from Canada Revenue Agency, to the effect that Registered Noteholders who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will only be subject to Canadian federal, provincial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(e)

no Default or Event of Default has occurred and is continuing either: (i) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or (ii) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(f)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Note Indenture) to which Compton Finance or any of its Restricted Subsidiaries is a party or by which Compton Finance or any of its Restricted Subsidiaries is bound;

(g)

Compton Finance must deliver to the trustee an Opinion of Counsel to the effect that (i) assuming no intervening bankruptcy of Compton Finance or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Registered Noteholder is an “insider” of Compton Finance under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law and (ii) the creation of the defeasance trust does not violate the U.S. Investment Company Act of 1940;

(h)	Compton Finance must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by Compton Finance with the intent of preferring the Registered Noteholders over the other creditors of Compton Finance with the intent of defeating, hindering, delaying or defrauding creditors of Compton Finance or others;

(i)	if the New Notes are to be redeemed prior to their Stated Maturity, Compton Finance must deliver to the trustee irrevocable instructions to redeem all of the New Notes on the specified redemption date; and

(j)	Compton Finance must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent under the New Note Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the New Note Indenture or the New Notes may be amended or supplemented with the consent of the Registered Noteholders of at least a majority in principal amount of the New Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, New Notes), and any existing Default or compliance with any provision of the New Note Indenture or the New Notes may be waived with the consent of the Registered Noteholders of a majority in principal amount of the then outstanding New Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, New Notes).

Without the consent of each Registered Noteholder affected, an amendment, supplement or waiver may not (with respect to any New Notes held by a non-consenting Registered Noteholder):

(a)	reduce the principal amount of New Notes whose Registered Noteholders must consent to an amendment, supplement or waiver;

(b)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the New Notes (other than provisions relating to the covenants described above under the caption “ – Repurchase at the Option of Holders”);

(c)	reduce the rate of or change the time for payment of interest on any New Note;

(d)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the New Notes (except a rescission of acceleration of the New Notes by the Registered Noteholders of at least a majority in aggregate principal amount of the New Notes and a waiver of the payment default that resulted from such acceleration);

(e)	make any note payable in money other than U.S. dollars;

(f)	make any change in the provisions of the New Note Indenture relating to waivers of past Defaults or the rights of Registered Noteholders to receive payments of principal of, or interest or premium, if any, on the New Notes;

(g)	release any Guarantor from any of its obligations under its Guarantee or the New Note Indenture, except in accordance with the terms of the New Note Indenture;

(h)	waive a redemption payment with respect to any New Note (other than a payment required by one of the covenants described above under the caption “ – Repurchase at the Option of Holders”);

(i)	amend or modify any of the provisions of the New Note Indenture or the related definitions affecting the ranking of the New Notes or any Guarantee in any manner adverse to the Registered Noteholders or any Guarantee;

(j)	impair the right to institute suit for the enforcement of any payment on or with respect to the New Notes or the Guarantees; or

(k)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Registered Noteholder, Compton Finance, the Guarantors and the trustee may amend or supplement the New Note Indenture, the New Notes or the Guarantees:

(a)	to cure any ambiguity, defect or inconsistency;

(b)	to provide for uncertificated New Notes in addition to or in place of Certificated New Notes;

(c)	to provide for the assumption of Compton Finance’s and each Guarantor’s obligations to Registered Noteholders in the case of a merger or consolidation or sale of all or substantially all of Compton’s assets;

(d)	to make any change that would provide any additional rights or benefits to the Registered Noteholders or that does not adversely affect the legal rights under the New Note Indenture of any such Registered Noteholder;

(e)	to comply with requirements of the SEC in order to effect or maintain the qualification of the New Note Indenture under the Trust Indenture Act;

(f)	to evidence and provide for the acceptance of appointment by a successor trustee;

(g)	to provide for the issuance of additional New Notes in accordance with the New Note Indenture; or

(h)	to comply with the provisions described under “ – Certain Covenants – Additional Subsidiary Guarantees.”

Satisfaction and Discharge

The New Note Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:

(a)	either:

(i)	all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to Compton Finance, have been delivered to the trustee for cancellation; or

(ii)	all New Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Compton Finance or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Registered Noteholders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Compton Finance or any Guarantor is a party or by which Compton Finance or any Guarantor is bound;

(c)	Compton Finance or any Guarantor has paid or caused to be paid all sums payable by it under the New Note Indenture; and

(d)	Compton Finance has delivered irrevocable instructions to the trustee under the New Note Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

In addition, Compton Finance must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION

Resale of Securities Received in the Recapitalization

Canada

The issuance of the New Notes and the Mandatory Convertible Notes pursuant to the Arrangement, and the issue of Common Shares on the mandatory conversion of the Mandatory Convertible Notes, will be exempt from the prospectus and registration requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of recession or damages, will not be available in respect of such New Notes and Mandatory Convertible Notes. The New Notes and Mandatory Convertible Notes will be fully transferable subject to normal securities law considerations.

United States

Each of Compton and Compton Finance is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. Compton does not currently intend to seek a listing for the New Notes or Mandatory Convertible Notes on a stock exchange in the United States.

Issuance and resale of New Notes and Mandatory Convertible Notes under U.S. securities laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of New Notes and Mandatory Convertible Notes in the United States. All Noteholders are urged to consult with their own legal counsel to ensure that any subsequent resale of New Notes and Mandatory Convertible Notes in the United States issued to them under the Arrangement complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issue of the New Notes and Mandatory Convertible Notes or the resale of New Notes and Mandatory Convertible Notes by U.S. Noteholders within Canada. U.S. Noteholders reselling their New Notes and Mandatory Convertible Notes in Canada must comply with Canadian securities laws, as outlined above under “– Canada”.

Exemption from the registration requirements of the U.S. Securities Act

The New Notes and Mandatory Convertible Notes and the Common Shares issuable upon conversion of the Mandatory Convertible Notes to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the New Notes and the Mandatory Convertible Notes will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Noteholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the New Notes and Mandatory Convertible Notes issued in connection with the Arrangement.

Common Shares issuable upon conversion of the Mandatory Convertible Notes will not be exempt from registration pursuant to Section 3(a)(10) of the U.S. Securities Act. Compton will take steps to ensure that any Common Shares issued upon conversion of the Mandatory Convertible Notes will be issued in compliance with applicable securities laws of the United States and Canada.

Resales of New Notes and Mandatory Convertible Notes within the United States after the completion of the Arrangement

Persons who are not affiliates of Compton Finance after the Arrangement may resell the New Notes and Mandatory Convertible Notes that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. New Notes and Mandatory Convertible Notes received by a holder who will be an “affiliate” of Compton Finance after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Persons who are affiliates of Compton Finance after the Arrangement may not sell their New Notes and Mandatory Convertible Notes that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 903 of Regulation S under the U.S. Securities Act.

Affiliates – Rule 144. In general, under Rule 144, persons who are affiliates of Compton Finance after the Arrangement will be entitled to sell in the United States, during any three-month period, the New Notes and Mandatory Convertible Notes that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of (a) the greater of (i) one percent of the then outstanding securities of such class or (ii) if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, or (b) together with all sales of securities of the same tranche sold for the account of such person within the preceding three months, ten percent of the principal amount of the tranche attributable to the securities sold, subject to specified restrictions on aggregation rules and the availability of current public information about Compton Finance. Persons who are affiliates of Compton Finance after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Compton Finance.

Affiliates – Regulation S. In general, under Regulation S, persons who are affiliates of Compton Finance solely by virtue of their status as an officer or director of Compton Finance may sell their New Notes and Mandatory Convertible Notes outside the United States in an “offshore transaction” if neither the seller, an affiliate nor any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”. Also, under Regulation S, an “offshore transaction” includes an offer that is not made to a person in the United States where either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale through the TSX, if applicable). Certain additional restrictions, set for in Rule 903 of Regulation S, are applicable to a holder of New Notes and Mandatory Convertible Notes who is an affiliate of Compton Finance after the Arrangement other than by virtue of his or her status as an officer or director of Compton Finance.

Stock Exchange Listing

The Common Shares are listed on the TSX. Application has been made to the TSX to list the Common Shares that may be issued on the conversion of the Mandatory Convertible Notes.

Expenses

The estimated fees, costs and expenses payable by Compton Finance in connection with the completion of the Recapitalization including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately Cdn$6.5 million.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX under the symbol “CMT”.

The total monthly volume of trading and the monthly intra-day price ranges of our Common Shares on the TSX for the period from June 1, 2009 to July 22, 2010 are set forth in the following table:

Toronto Stock Exchange	High (Cdn$)	Low (Cdn$)	Monthly Volume
			(approximately in millions of shares)
July 1 to 22, 2010	0.61	0.56	9.3
June 2010	0.62	0.58	27.0
May 2010	0.96	0.69	11.4
April 2010	1.03	0.91	9.9
March 2010	1.14	0.85	33.1
February 2010	0.99	0.86	10.3
January 2010	1.11	0.95	27.8
December 2009	0.96	0.84	30.0
November 2009	1.13	0.93	18.2
October 2009	1.25	1.03	83.6

Toronto Stock Exchange	High (Cdn$)	Low (Cdn$)	Monthly Volume
			(approximately in millions of shares)
September 2009	1.48	1.10	76.6
August 2009	1.22	1.11	8.2
July 2009	1.31	1.12	6.1
June 2009	1.66	1.30	11.6

LEGAL PROCEEDINGS

In the ordinary course of business activities, the Corporation may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of Compton Finance.

CERTAIN INCOME TAX CONSIDERATIONS

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Noteholder. Consequently, Noteholders are urged to consult their own tax advisors for advice as to the tax considerations in respect of the Recapitalization having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following summary fairly describes the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable as of the date hereof to a holder who participates in the Arrangement and who, for purposes of the Canadian Tax Act and at all relevant times, holds and will hold his or her Senior Notes, and any New Notes and Mandatory Convertible Notes acquired under the Arrangement as capital property, and deals at arm’s length, and is not affiliated, with the Corporation, including Compton Finance. A holder who meets all of the foregoing requirements is referred to in this summary as a “Noteholder”, and this summary only addresses such Noteholders.

Senior Notes, New Notes and Mandatory Convertible Notes will generally be considered to be capital property of a holder provided such holder does not use or hold and is not deemed to use or hold such notes in carrying on a business or as part of an adventure or concern in the nature of trade. Certain Noteholders whose notes might not otherwise qualify as capital property may, in certain circumstances, be able to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to deem such Senior Notes, New Notes and Mandatory Convertible Notes, and all other Canadian securities (within the meaning of the Canadian Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years, to be capital property. Noteholders to whom this election may be relevant should consult with their own tax advisors with respect to all applicable implications in their particular circumstances.

This summary does not address holders who acquire New Notes and/or Mandatory Convertible Notes otherwise than under the Arrangement. In addition, this summary does not apply to a holder (including a Noteholder) (a) that is a “financial institution” for purposes of the mark to market rules in the Canadian Tax Act, (b) that is a “specified financial institution” for purposes of the Canadian Tax Act, (c) an interest in which would be a tax shelter investment within the meaning of the Canadian Tax Act, or (d) that has elected under the Canadian Tax Act to determine his or her Canadian tax results in a currency other than Canadian currency. Any such persons should contact their own tax advisors with respect to the tax consequences of the Arrangement to them. In addition, this summary does not deal with the circumstances of traders or dealers and does not address other special circumstances.

For purposes of computing the amount of income, taxable income and taxes payable by a holder of Senior Notes, New Notes or Mandatory Convertible Notes, the Canadian Tax Act provides that such amounts shall be determined in Canadian dollars based on the US$/Cdn$ exchange rate (the “Exchange Rate”) quoted by the Bank of

Canada for noon on the relevant date. The proceeds of disposition of the Senior Notes, the adjusted cost base of the New Notes and the Mandatory Convertible Notes, the treatment of accrued interest payable on the Senior Notes, New Notes and Mandatory Convertible Notes, and other amounts relevant for purposes of computing the income, taxable income and tax payable of a holder of such notes will be determined based on the Exchange Rate on the date: (i) the Senior Notes are disposed of; (ii) the New Notes or the Mandatory Convertible Notes are acquired; (iii) accrued interest on the Senior Notes, the New Notes or the Mandatory Convertible Notes is payable; and (iv) that is relevant for purposes of determining such other amount. For purposes of this summary, it is assumed that any reference to proceeds of disposition, adjusted cost base and interest payable will be a reference to the Canadian dollar equivalent based on the Exchange Rate at the relevant time.

This summary is based on the terms of the New Notes and the Mandatory Convertible Notes as described in this Circular, the current provisions of the Canadian Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Canadian Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all, or that legislative, judicial or administrative changes will not modify or negate the statements expressed in this summary.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement. The tax consequences of the Arrangement will vary according to the status of the holder, the jurisdiction in which the holder resides or carries on business, and the holder’s own particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences of the Arrangement to any particular holder are made. All holders (including Noteholders as defined above) should obtain independent advice from their own tax advisors regarding the tax considerations to them of the Arrangement having regard to their own particular circumstances.

Residents of Canada

This portion of the summary applies only to Noteholders who, for purposes of the Canadian Tax Act and at all relevant times, are or are deemed to be resident in Canada and who participate in the Arrangement. Noteholders who meet these requirements are referred to in this portion of the summary as “Resident Noteholders”, and this portion of the summary only addresses such Resident Noteholders.

Exchange of Senior Notes for New Notes and/or Mandatory Convertible Notes

The exchange by a Resident Holder of Senior Notes for cash and Mandatory Convertible Notes and/or New Notes pursuant to the Arrangement would result in a capital gain (or capital loss) to the Resident Holder if and to the extent that the proceeds of disposition of the Senior Notes (consisting of the fair market value of any New Notes and Mandatory Convertible Notes and any cash received by a Resident Holder) exceed (or are less than) the adjusted cost base to the Resident Holder of the Senior Notes so exchanged. The treatment of capital gains and capital losses is described below under “Taxation of Capital Gains and Capital Losses”. The cost of the New Notes and/or the Mandatory Convertible Notes received by a Resident Holder will be equal to the fair market value of the Senior Notes so exchanged less the amount of any cash received. No formal valuation of the New Notes or the Mandatory Convertible Notes has been sought or obtained, and the Corporation is not able to provide any guidance as to the fair market value of the New Notes or Mandatory Convertible Notes.

If the fair market value of the New Notes and/or the Mandatory Convertible Notes received by a Resident Holder is less than the adjusted cost base to the Resident Holder of the Senior Notes exchanged for such New Notes and/or Mandatory Convertible Notes, all or a portion of the loss otherwise realized may be denied for purposes of the Canadian Tax Act and added to the Noteholder’s adjusted cost base of the New Notes and/or Mandatory Convertible Notes so received.

Compton Finance will pay in cash all accrued interest earned on the Senior Notes up to the Effective Date under the Arrangement, other than any compound or default interest. A Resident Holder must include all such amounts in computing income under the Canadian Tax Act, to the extent that such amounts have not otherwise been included in income in the taxation year or a preceding year. A Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) of 6 2/3% on its aggregate investment income for the year, which is defined to include interest.

Taxation of Capital Gains and Capital Losses

Generally, one half of any capital gain (a “taxable capital gain”) realized in a taxation year must be included in the Noteholder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized in a taxation year is deducted from taxable capital gains realized by the Noteholder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely, in the circumstances and to the extent provided by the Canadian Tax Act.

A Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) of 6 2/3 on its aggregate investment income for the year, which is defined to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may be subject to alternative minimum tax.

Tax Treatment of New Notes and Mandatory Convertible Notes

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on New Notes and/or Mandatory Convertible Notes that accrues to it or is deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year (except to the extent such interest was otherwise included in computing income for the year or for a preceding year). Other Resident Holders (including individuals) will be required to include in income for a taxation year any interest on New Notes and/or Mandatory Convertible Notes received or receivable in the year (depending on the method regularly followed by such holder in computing income) except to the extent such amount was otherwise included in its income for the year or a preceding year. Such other Resident Holders will also be required to include in computing income any interest that accrues on New Notes and/or Mandatory Convertible Notes up to any “anniversary day” (as defined in the Canadian Tax Act) of the New Notes and/or the Mandatory Convertible Notes in the year to the extent such amount was not otherwise included in such holders’ income for that or a preceding year.

A Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its aggregate investment income for the year, which is defined to include interest.

On a disposition or deemed disposition of New Notes or Mandatory Convertible Notes (including on redemption, payment on maturity or a mandatory conversion), the Resident Holder will in general terms be required to include in computing income any interest paid or accrued to the date of such disposition or deemed disposition, except to the extent such interest has already been included in computing the Resident Holder’s income. Where the Resident Holder has disposed of the New Notes or the Mandatory Convertible Notes for consideration equal to their fair market value, the Resident Holder in general terms may be entitled to a deduction to the extent that the aggregate amounts of interest included in computing the Resident Holder’s income for the year of disposition or a previous year (including any deemed interest accrual) exceeds amounts received or receivable in respect of such interest. In general terms, a disposition or deemed disposition of New Notes or Mandatory Convertible Notes (including a redemption, payment on maturity or a mandatory conversion) will also result in a capital gain (or capital loss) equal to the amount, if any, by which the aggregate proceeds of disposition, net of any amount included in the Resident Holder’s income as interest and net of any reasonable costs of disposition, exceed (or are less than) the Resident Holder’s adjusted cost base of the New Notes or the Mandatory Convertible Notes, as applicable, immediately before the disposition. Any such capital gain or loss will be subject to the considerations described above under the heading “Taxation of Capital Gains and Capital Losses”.

It is possible that the “issue price” of New Notes or Mandatory Convertible Notes for purposes of the Canadian Tax Act will be less than their stated principal such that a “discount” may be considered to arise on issuance of such New Notes or Mandatory Convertible Notes. If so, a Resident Noteholder may be required to include the “discount” in computing income in the taxation year in which the discount arises or in which it is considered received or receivable by the Resident Noteholder.

Prospective investors who receive New Notes or Mandatory Convertible Notes with an “issue price” less than their stated principal should consult their own tax advisors regarding their particular circumstances.

Non-Residents

This portion of the summary applies only to Noteholders who participate in the Arrangement and who, for purposes of the Canadian Tax Act (and any applicable income tax treaty or convention) and at all relevant times, are not resident (and are not deemed to be resident) in Canada and do not use or hold (and are not deemed to use or hold) Senior Notes, New Notes or Mandatory Convertible Notes in, or in the course of, a business carried on in Canada. Noteholders who meet these requirements are referred to in this portion of the summary as “Non-Resident Noteholders”, and this portion of the summary only addresses such Non-Resident Noteholders. This summary does not address an insurer that carries on an insurance business in Canada and elsewhere, or an authorized foreign bank that carries on a Canadian banking business. This summary also does not address the consequences of an assignment or transfer of a New Note or a Mandatory Convertible Note by a Non-Resident Noteholder to a person resident in Canada that does not deal at arm’s length with the Non-Resident Noteholder.

The exchange of Senior Notes for New Notes and/or cash and Mandatory Convertible Notes under the Arrangement is not a disposition of “taxable Canadian property” for purposes of the Canadian Tax Act. Accordingly, a Non-Resident Noteholder is not expected to have a Canadian tax liability arising on the exchange.

The payment by Compton Finance of interest accrued on the Senior Notes to the Effective Date is not subject to Canadian withholding tax.

Interest paid or credited or deemed to be paid or credited by Compton Finance to a Non-Resident Noteholder that acquired New Notes and/or Mandatory Convertible Notes pursuant to the Arrangement will generally not be subject to Canadian withholding tax. On a conversion of the Mandatory Convertible Notes, if the amount of the consideration received on conversion exceeds, generally, the issue price of the Mandatory Convertible Notes the excess may, in certain circumstances, be deemed to be interest and may, together with any interest that has accrued on the Mandatory Convertible Notes to that time, be subject to non-resident withholding tax if any such interest is a participating debt interest as defined in the Canadian Tax Act.

In general terms, participating debt interest means interest, all or any portion of which interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation but excludes interest on a prescribed obligation. A “prescribed obligation” is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding which adjustment is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof, other than an amount determined by reference to a change in the purchasing power of money, is contingent or dependent upon any of the criteria described in the preceding sentence. If applicable, the normal rate of Canadian non-resident withholding tax is 25% but such rate may be reduced under the terms of an applicable income tax treaty. Non-Resident Noteholders should consult their own tax advisors regarding the tax implications of holding Mandatory Convertible Notes.

Where a Non-Resident Noteholder assigns or transfers New Notes or Mandatory Convertible Notes to a person resident in Canada, any amount by which the price for which the New Notes or Mandatory Convertible Notes are assigned or transferred (including, without limitation, the redemption or repayment price) exceeds the price for which the New Notes or Mandatory Convertible Notes were issued may be deemed to be a payment of interest for certain purposes. The issue price of the New Notes or Mandatory Convertible Notes for purposes of the Canadian Tax Act is uncertain, and may be less than their stated principal.

Prospective investors who intend to assign or transfer their New Notes or Mandatory Convertible Notes to a Canadian resident should consult their own tax advisors regarding their particular circumstances.

Eligibility for Investment

Provided that the shares of the Corporation are listed on a designated stock exchange at the relevant time and the payment of principal and interest on the New Notes and the Mandatory Convertible Notes is, as of such time, guaranteed by the Corporation, the New Notes and the Mandatory Convertible Notes to be issued by the Corporation pursuant to the Arrangement would, if acquired as of the Effective Date, be qualified investments under the Canadian Tax Act and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts (“TFSA”) and deferred profit sharing plans, other than a trust governed by a deferred profit sharing plan to which the Corporation has made a contribution. The New Notes and the Mandatory Convertible Notes will not be a “prohibited investment” for a TFSA provided that the holder of the TFSA deals at arm’s length with the Corporation for purposes of the Canadian Tax Act and does not have a significant interest (within the meaning of the Canadian Tax Act) in the Corporation or in any corporation, partnership, or trust with which the Corporation does not deal at arm’s length for purposes of the Canadian Tax Act.

Effective after October 16, 2009, newly proposed amendments to the Canadian Tax Act may result in tax payable where a TFSA holds a “prohibited investment”, the holder of a TFSA makes a “deliberate over-contribution” to the TFSA or a transfer of property (other than a transfer that is a distribution or a contribution) occurs between the TFSA and the holder of the TFSA or a person with whom such holder does not deal at arm’s length (such as other tax exempt plans of such holder).

Prospective investors who intend to hold New Notes or Mandatory Convertible Notes in their TFSA should consult their own tax advisors regarding their particular circumstances.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences to a U.S. Holder, as defined below, of (a) the receipt of New Notes and/or cash and Mandatory Convertible Notes in exchange for Senior Notes pursuant to the provisions of the Plan of Arrangement and Recapitalization and (b) the ownership and disposition of the New Notes and the Mandatory Convertible Notes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the United States and Canada, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This summary applies only to U.S. Holders that hold their Senior Notes and any New Notes or Mandatory Convertible Notes as capital assets (generally, property held for investment) within the meaning of the Code. This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) hold Senior Notes as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) have a functional currency other than the U.S. dollar, or (vii) are subject to the alternative minimum tax. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax.

As used herein, “U.S. Holder” means a beneficial owner of Senior Notes, New Notes, or Mandatory Convertible Notes, as the case may be, that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any U.S. state or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership or other entity taxable as a partnership holds Senior Notes, New Notes, or Mandatory Convertible Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that own Senior Notes should consult their tax advisors regarding the U.S. federal income tax consequences to them of this Plan of Arrangement and Recapitalization.

This discussion assumes, except where otherwise indicated, that the Mandatory Convertible Notes will be treated as debt of Compton Finance and not as equity or as a prepaid forward contract to acquire Common Shares. Whether an instrument is debt or equity for U.S. federal income tax purposes is a factual matter. A number of the terms of the Mandatory Convertible Notes and the circumstances surrounding their issuance indicate that it is appropriate to characterize the Mandatory Convertible Notes as debt for such purposes. Other terms, in particular the fact that, on maturity, the Mandatory Convertible Notes would be converted into Common Shares, indicate that equity characterization may be appropriate. If the Mandatory Convertible Notes are not treated as debt, the tax consequences of the ownership of the Mandatory Convertible Notes could differ materially from the consequences described herein. U.S. Holders should consult their own tax advisors regarding possible alternative treatment of the Mandatory Convertible Notes.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF SENIOR NOTES, NEW NOTES, AND MANDATORY CONVERTIBLE NOTES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF SENIOR NOTES, NEW NOTES, OR MANDATORY CONVERTIBLE NOTES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF SENIOR NOTES, NEW NOTES, OR MANDATORY CONVERTIBLE NOTES UNDER THE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY US IN CONNECTION WITH OUR PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS CONTEMPLATED HEREIN; AND (C) HOLDERS OF SENIOR NOTES, NEW NOTES, AND MANDATORY CONVERTIBLE NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION.

Tax Consequences to U.S. Holders Exchanging Senior Notes for New Notes

Treatment of Exchange of Senior Notes for New Notes

The U.S. federal income tax consequences to U.S. Holders of Senior Notes that do not receive solely cash and Mandatory Convertible Notes in exchange for their Senior Notes will depend on whether under applicable Treasury Regulations, the exchange of the Senior Notes for New Notes (the “Exchange”) constitutes a “significant modification” of the Senior Notes. Under applicable Treasury Regulations, in general, and subject to special rules for certain modifications, the modification of a debt instrument is a significant modification if, based on the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”

The Company expects that as a result of the different maturity and interest rate of the New Notes the Exchange will result in a significant modification of the Senior Notes under the Treasury Regulations.

The U.S. federal income tax consequences of the Exchange depend, in part, on whether the Exchange constitutes a “recapitalization” for U.S. federal income tax purposes. Whether the Exchange constitutes a recapitalization depends, in part, on whether the Senior Notes, on the one hand, and the New Notes, the Mandatory Convertible Notes, or both, on the other hand, are treated as “securities” for U.S. federal income tax purposes. Whether a debt instrument constitutes a security depends on a variety of factors, including the term of the instrument. A debt instrument with a term of five years or less generally does not qualify as a security, and a debt instrument with a term of ten years or more generally does qualify as a security. The treatment of a debt instrument with a term between five and ten years as a security is unclear. Although not free from doubt (because the Senior Notes have a term of eight years and the New Notes have a term of seven years), we intend to treat both the Senior Notes and the New Notes as securities and take the position that the exchange of Senior Notes for New Notes will be treated as a recapitalization for U.S. federal income tax purposes. Because of the short term nature of the Mandatory Convertible Notes, it is unlikely that the Mandatory Convertible Notes would be considered to be a security for U.S. federal income tax purposes, and as such the receipt of Mandatory Convertible Notes for Senior Notes will be treated as other consideration (“boot”) in the Exchange. Except as otherwise noted, the balance of this discussion assumes that the Mandatory Convertible Notes will not be treated as securities.

In addition, if, contrary to the assumption set out above, the Mandatory Convertible Notes were classified as equity of Compton for U.S. federal income tax purposes, the Mandatory Convertible Notes would be treated as boot in the Exchange. If the Mandatory Convertible Notes were classified as equity of Compton Finance for such purposes, their receipt would be treated in the same manner as the receipt of New Notes.

If both the Senior Notes and the New Notes constitute securities for U.S. federal income tax purposes, the Exchange should qualify as a recapitalization. U.S. Holders of the Senior Notes should not recognize any gain on the exchange, except to the extent of the sum of any cash and the issue price of Mandatory Convertible Notes received (other than with respect to accrued but unpaid interest). Subject to the treatment of a portion of any gain as ordinary income to the extent of any market discount accrued on the Senior Notes and not previously included in income by the U.S. Holder, or to the extent attributable to accrued but unpaid interest not previously included in income, any such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder has held the Senior Notes for more than one year as of the date of the exchange. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. U.S. Holders generally should have an initial tax basis in the New Notes equal to their tax basis in the Senior Notes, increased by the amount of gain recognized on the Exchange and decreased by the amount of cash and the issue price of Mandatory Convertible Notes received (other than attributable to accrued but unpaid interest), and should have a holding period for the New Notes that includes the holding period for the Senior Notes. Generally, a U.S. Holder’s “adjusted tax basis” for an outstanding Senior Note is equal to the amount paid for the Senior Note by the U.S. Holder, increased, if applicable, by any market discount (described below) previously included in income by the U.S. Holder under an election to include market discount in gross income currently as it accrues (including any market discount included in the taxable year of the exchange prior to the date of the exchange), and reduced (but not below zero) by the accrual of any amortizable bond premium which the U.S. Holder has previously elected to offset against interest payments on the Senior Note. A U.S. Holder’s initial tax basis in its Mandatory Convertible Notes would equal the issue price thereof, and its holding period would begin on the day after the date of the exchange. A U.S. Holder would not be permitted to recognize any loss realized on the exchange.

If the Exchange qualifies as a recapitalization, any accrued market discount on the Senior Notes not recognized prior to or in connection with the Exchange will survive the Exchange and become accrued market discount on the New Notes. In that case, any partial principal payment on, or any gain realized on the sale, redemption, retirement or other disposition (including dispositions which are nonrecognition transactions under certain provisions of the Code) of the New Note will be included in gross income and characterized as ordinary income to the extent of the market discount that (1) has not previously been included in income, and (2) is treated as having accrued on the New Note prior to the payment or disposition.

If the Exchange qualifies as a recapitalization and if a U.S. Holder’s adjusted basis in a New Note is in excess of all amounts payable on a New Note, other than payments of qualified stated interest (as defined below), the excess will be treated as bond premium. In general, a U.S. Holder may elect to amortize bond premium over the remaining term of the New Note on a constant yield method. In such case, the amount of qualified stated interest allocable to any accrual period is reduced by the amount of bond premium allocable to the accrual period. An election to amortize bond premium applies to all taxable debt instruments held at the beginning of the first taxable year to which the election applies and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

If the Exchange does not qualify as a recapitalization for U.S. federal income tax purposes, a U.S. Holder of the Senior Notes will recognize gain or loss for U.S. federal income tax purposes upon the Exchange in an amount equal to the difference between (i) the U.S. Holder’s adjusted tax basis in the Senior Notes and (ii) the sum of the amount of cash and the issue price of the New Notes and of the Mandatory Convertible Notes, if any, received in exchange therefor, except to the extent attributable to accrued but unpaid interest not previously included in income. Subject to the treatment of a portion of any gain as ordinary income to the extent of any market discount accrued on the Senior Notes and not previously included in income by the U.S. Holder, or to the extent attributable to accrued but unpaid interest not previously included in income, any such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder has held the Senior Notes for more than one year as of the date of the exchange. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

If the Senior Notes were treated as securities for U.S. federal income tax purposes but the New Notes were not, and if, contrary to the assumption set out above, the Mandatory Convertible Notes were classified as equity of Compton Finance, a holder would be required to recognize gain on the Exchange to the extent of the issue price of the New Notes and any cash received but would not be entitled to recognize any loss realized on the Exchange.

Market Discount

An exception to the capital gain treatment described above may apply to a U.S. Holder that purchased an outstanding Senior Note with market discount. Subject to a statutory de minimis exception, market discount is the excess of the principal amount of the Senior Note over a U.S. Holder’s tax basis in the Senior Note immediately after its acquisition. In general, unless a U.S. Holder has elected to include market discount in income currently as it accrues, any gain realized by the U.S. Holder on the sale, exchange or other disposition of a Senior Note having market discount is treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) while the Senior Note was held by the U.S. Holder.

Tax Consequences to U.S. Holders of the Exchange of Senior Notes for Cash and Mandatory Convertible Notes

The exchange of Senior Notes for solely cash and Mandatory Convertible Notes will be a taxable exchange for U.S. federal income tax purposes. Upon such exchange, subject to the discussion above of “Market Discount,” U.S. Holders generally will recognize capital gain or loss equal to the difference between (1) the amount of cash received and the “issue price” (as described below) of the Mandatory Convertible Notes (except to the extent attributable to accrued but unpaid interest not previously included in gross income, which generally is taxable as ordinary income) and (2) the U.S. Holder’s adjusted tax basis in the Senior Notes. Generally, a U.S. Holder’s “adjusted tax basis” in a Senior Note is equal to the amount paid for the Senior Note by the U.S. Holder, increased, if applicable, by any market discount (described above) previously included in income by the U.S. Holder under an election to include market discount in gross income currently as it accrues (including any market discount included in the taxable year of the exchange prior to the date of the exchange), and reduced (but not below zero) by the accrual of any amortizable bond premium which the U.S. Holder has previously elected to offset against interest payments on the Senior Note. The capital gain or loss would be long-term capital gain or loss if, at the time of the exchange, the U.S. Holder has held the Senior Note for more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

If, consistent with the discussion above under “Tax Consequences to U.S. Holders Exchanging Senior Notes for New Notes – Treatment of Exchange of Senior Notes for New Notes,”, the Senior Notes are treated as securities for U.S. federal income tax purposes and if, contrary to the assumption set out above, the Mandatory Convertible Notes were classified as equity of Compton Finance, a holder would be required to recognized gain to the extent of any cash received but would not be entitled to recognize any loss on the Exchange.

Tax Consequences to U.S. Holders of New Notes

Payments of Interest

Stated interest on the New Notes will generally be included in gross income by a U.S. Holder as ordinary income at the time it accrues or is received, in accordance with the holder’s method of accounting for U.S. federal income tax purposes. In certain circumstances we may be obligated to pay amounts in excess of the principal amount of the New Notes. According to U.S. Treasury Regulations, the possibility that any such payments would be made in connection with a change of control will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes are issued that such payments will be made. We currently believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to take into account the potential payment of such premium as part of the determination of the yield to maturity of the New Notes. Further, we intend to treat the optional redemption as an option that is treated as not exercised for such purposes, and therefore not take the optional redemption into account in such determination.

Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury Regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue additional interest income on its New Notes and to treat as ordinary income rather than as capital gain any income realized on the taxable disposition of a New Note before the resolution of the contingencies.

Under the intended treatment, if we pay a premium pursuant to the optional redemption or change of control provisions, U.S. Holders will be required to recognize such amounts as capital gain. The remaining discussion assumes the correctness of this treatment.

Original Issue Discount

If the Exchange is, as is expected, treated as an exchange for U.S. federal income tax purposes, the New Notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. The New Notes will be issued with OID for such purposes if the “stated redemption price at maturity” exceeds the issue price by more than a de minimis amount (which is generally one-quarter of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity). The “stated redemption price at maturity” of a debt instrument is the sum of all payments to be made on the instrument other than payments of “qualified stated interest;” “qualified stated interest” includes the cash payments of interest on the instrument that are unconditionally payable at least annually at a single fixed rate.

The OID Regulations contain an aggregation rule (the “Aggregation Rule”) under which two or more debt instruments issued in connection with the same transaction or related transactions – determined based on all the facts and circumstances – generally are treated as a single debt instrument for purposes of calculating the amount and accrual of OID if issued by a single issuer to a single holder. The Aggregation Rule, however, does not apply if the debt instrument is part of an issue (i) a substantial portion of which is traded on an established market or (ii) a substantial portion of which is issued for property traded on an established market to parties who are not related to the issuer or holder and who do not purchase other debt instruments of the same issuer in connection with the same transaction or related transactions. Accordingly, if the New Notes, the Mandatory Convertible Notes or both are traded on an established securities market, as discussed below, or if, as we believe to be the case, the Senior Notes are so traded and a substantial portion of the Mandatory Convertible Notes are issued in exchange for Senior Notes to holders that do not receive New Notes, the New Notes and the Mandatory Convertible Notes will not be treated as a single debt instrument pursuant to the Aggregation Rule. The balance of this discussion assumes that one of those exceptions to the Aggregation Rule will apply, although it is possible that neither will, in which case the calculation of the amount and accrual of OID on the aggregated debt instrument would differ from that set out below.

If the Senior Notes or the New Notes (or both) are treated as traded on an established securities market within the meaning of Section 1273(b) of the Code at the time the New Notes are issued, the issue price of the New Notes will be the fair market value of the Senior Notes properly adjusted for the receipt of cash and Mandatory Convertible Notes (if the New Notes are not so traded) or the fair market value of the New Notes (if the New Notes are so traded), as applicable, at the time of the exchange. We believe the Senior Notes are traded on an established securities market, and anticipate that the New Notes will also be so traded. However, if neither is so traded, the “issue price” of the New Notes will be their stated principal amount so long as (as is expected) the New Notes bear adequate stated interest.

A U.S. Holder will be required to include any OID in respect of the New Notes in income on a constant yield to maturity basis over the term of the New Notes and in advance of the receipt of cash payments attributable to such income. Any OID included in income will increase the adjusted tax basis of the New Note in the hands of the U.S. Holder.

A U.S. Holder acquires a New Note with acquisition premium if the holder’s initial basis in the New Note exceeds the issue price of the New Note but does not exceed its stated redemption price at maturity. In connection with the exchange of Senior Notes for New Notes, the creation of acquisition premium occurs only if (1) the exchange qualifies as a recapitalization, (2) the U.S. Holder’s adjusted tax basis in the Senior Notes is greater than the fair market value of the New Notes, determined as of the date of the exchange, and (3) the New Notes are treated as being issued with OID. Acquisition premium reduces the amount of any OID that the U.S. Holder otherwise is required to include in income for a year by the portion of the acquisition premium properly allocable to that year. Where the New Note is treated as having bond premium, a U.S. Holder may elect, subject to applicable limitations, to amortize any bond premium in respect of the New Notes as an offset to interest income otherwise required to be included in income in respect of the New Notes during the taxable year.

A U.S. Holder’s tax basis in a New Note will be increased by any OID included in income and decreased by (1) payments received on the New Note (other than qualified stated interest) and (2) amortized bond premium.

Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes

Upon the sale, exchange, redemption or other taxable disposition of a New Note, U.S. Holders, except with respect to market discount, generally will recognize capital gain or loss (as described above under “– Tax Consequences to U.S. Holders of the Exchange of Senior Notes for Cash and Mandatory Convertible Notes” and “– Tax Consequences to U.S. Holders Exchanging Senior Notes for New Notes”). The capital gain or loss is long-term capital gain or loss if, at the time of the disposition, the U.S. Holder has held the New Note for more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Tax Consequences to U.S. Holders of Mandatory Convertible Notes

Payments of Interest

Stated interest on the Mandatory Convertible Notes will generally be included in gross income by a U.S. Holder as ordinary income at the time it accrues or is received, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount

The Mandatory Convertible Notes will be issued with OID if their stated redemption price at maturity exceeds their issue price by more than a de minimis amount. The determination of OID is discussed more fully above under “Tax Consequences to U.S. Holders of New Notes – Original Issue Discount.” Similar rules to those described above with respect to the New Notes will apply to determine the issue price of the Mandatory Convertible Notes.

Because the Mandatory Convertible Notes will constitute “short-term debt securities” for purposes of the OID rules, all stated interest will be included in the stated redemption price at maturity. Under the rules applicable to short-term debt securities, an individual (or other U.S. Holder that is a cash-basis taxpayer), will generally not be required to accrue any OID on a Mandatory Convertible Note unless the U.S. Holder elects to do so. If a U.S. Holder does not make an election to accrue OID currently, any gain that is recognized on the sale, exchange or payment at maturity of a Mandatory Convertible Notes will be ordinary income to the extent of the OID, accrued on a straight-line basis (or, upon election, under the constant-yield method (based on daily compounding)), through the date of sale or maturity. In addition, if a U.S. Holder does not elect to accrue OID currently, a portion of the deductions otherwise allowable to such U.S. Holder for interest on borrowings allocable to the Mandatory Convertible Notes will be deferred until a corresponding amount of income is realized.

If a U.S. Holder is an accrual-basis taxpayer, or is in certain special classes, such U.S. Holder is required to accrue OID currently with respect to any Mandatory Convertible Notes held on a straight-line basis, unless such U.S. Holder makes an election to accrue the OID under the constant-yield method (based on daily compounding).

Conversion of Mandatory Convertible Notes into Common Shares

In general, U.S. Holders will recognize short-term capital gain or loss upon conversion of Mandatory Convertible Notes into Common Shares, and the fair market value of any Common Shares received with respect to accrued but unpaid interest will be taxable as ordinary income. A U.S. Holder’s basis in Common Shares received upon conversion of Mandatory Convertible Notes will be equal to the fair market value thereof on the date of conversion. A U.S Holder’s holding period will begin on the day after the date of conversion. Cash received in lieu of a fractional Common Share should be treated as a payment in exchange for the fractional share, and a U.S. Holder generally will recognize taxable gain or loss on the receipt of cash in lieu of a fractional Common Share in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s tax basis in the fractional share.

Tax Consequences to U.S. Holders of Common Shares

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company (PFIC) Considerations” below, the gross amount of any distribution paid on the Common Shares by the Corporation will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution. Dividends paid by the Corporation will not be eligible for the dividends received deduction generally allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, under current law certain dividends received by non-corporate U.S. Holders prior to January 1, 2011 from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”). For dividends received after January 1, 2011, such reduced rates will not apply, unless current law is extended. Under the current law, a qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Income Tax Convention between the U.S. and Canada meets these requirements, and the Corporation believes it is eligible for the benefits of the Income Tax Convention between the U.S. and Canada. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed below in “Passive Foreign Investment Company (PFIC) Considerations,” the Corporation does not believe it was a PFIC in 2009 or that it will be a PFIC in 2010. Accordingly, dividends paid on the Common Shares would be expected to constitute qualified dividends if the law is extended in its current form.

Dividends received by a U.S. Holder with respect to Common Shares will constitute foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Corporation with respect to the Common Shares will, depending on a U.S. Holder’s circumstances, be “passive category” or “general category” income.

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that a distribution exceeds the amount of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Sale, Exchange, or Other Taxable Disposition of Common Shares” below). However, the Corporation does not intend to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income.

The gross amount of distributions paid in any foreign currency will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are actually or constructively received, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to the U.S. dollar value on the date of receipt. Any foreign currency gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Sale, Exchange, or Other Taxable Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (PFIC) Considerations,” a U.S. Holder generally will recognize U.S. source capital gain or loss on the sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss would be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year as of the date of the sale, exchange or other disposition. Long term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

With respect to the sale, exchange or other taxable disposition of Common Shares, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Common Shares are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. Additionally, if a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company (PFIC) Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Shares includes any period during a taxable year of the Corporation in which the Corporation is a passive foreign investment company (a “PFIC”). A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation will generally continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and assets are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities, annuities and gains from assets that produce passive income. However, passive income excludes gains from transactions in commodities from the definition of passive income if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (ii) substantially all of the non-U.S. corporation’s commodities are comprised of stock in trade or inventory; real property and depreciable property used in its trade or business; or supplies of a type normally consumed in the course of its business. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

The Corporation does not believe it was a PFIC for its taxable year ending December 31, 2009 and does not expect to be classified as a PFIC for its current taxable year ending December 31, 2010, or in the foreseeable future. However, there can be no assurance regarding the PFIC classification of the Corporation in 2010 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Common Shares or upon the receipt of certain distributions treated as “excess distributions,” unless such holder elects to be taxed currently (as discussed below) on its pro rata portion of the Corporation’s income, regardless of whether such income was actually distributed. An excess distribution generally would be any distribution to a U.S. Holder with respect to Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for the Common Shares.

In general, U.S. persons that hold shares of a PFIC may be able to make either a “mark-to-market” election or “qualified electing fund” (“QEF”) election to mitigate certain of the adverse tax consequences of holding shares in a PFIC. The “mark-to-market” election (to include gain or loss on the Common Shares as ordinary income under a mark-to-market method of accounting) is available to a U.S. person holding shares in a PFIC only if such shares constitute “marketable stock” for purposes of the PFIC rules. The Corporation believes the Common Shares are marketable stock and that so long as they are regularly traded on the TSX, a U.S. Holder should be able to make a mark-to-market election with respect to the Common Shares if the Corporation is classified as a PFIC. The QEF election will not be available to U.S. Holders if the Corporation does not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because the Corporation does not intend to provide U.S. Holders with the information necessary to make a QEF election.

If the Corporation were a PFIC, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder held Common Shares in which the U.S. Holder recognized a gain or received a distribution from the Corporation. Recently enacted legislation requires U.S. Holders to file an annual report containing such information as the IRS may require even in the absence of a distribution being received, gain being realized, or an election being made.

Each U.S. Holder is urged to consult its own tax advisor regarding the Corporation’s PFIC classification, the consequences to such U.S. Holder of the Corporation’s PFIC classification, and the availability and the consequences of making a mark-to-market or QEF election.

Foreign Tax Credit Considerations

If interest payments on the New Notes or the Mandatory Convertible Notes become, or distributions on Common Shares are, subject to Canadian withholding taxes, a U.S. Holder may be able, subject to applicable limitations, to claim a foreign tax credit against its U.S. federal income tax liability, or take a deduction in computing its U.S. federal taxable income, for such withholding taxes. Interest income on a Mandatory Convertible Note or New Note (including any additional amounts), and dividends on Common Shares, generally will constitute foreign source income for U.S. foreign tax credit purposes. Interest income on a Mandatory Convertible Note or New Note, and dividends on Common Shares, generally will be considered either “passive category income” or “general category income” for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the application of such rules to their particular circumstances.

If the U.S. Holder is a U.S. resident (as defined in section 865 of the Code), gains realized upon disposition of a Mandatory Convertible Note, New Note, or Common Shares by such U.S. Holder generally will be U.S. source income, and disposition losses generally will be allocated to reduce U.S. source income.

New Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8 percent tax on, among other things, interest income, dividend income and capital gains from the sale or other disposition of New Notes or Common Shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in New Notes, Mandatory Convertible Notes, or Common Shares, subject to certain exceptions (including an exception for New Notes, Mandatory Convertible Notes, or Common Shares, held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of New Notes and Mandatory Convertible Notes.

U.S. Information Reporting and Backup Withholding Tax

Backup withholding and information reporting requirements apply (i) to certain payments of principal of, and interest on, a New Note or a Mandatory Convertible Note, and to dividends on Common Shares and (ii) to proceeds of the sale or other disposition of a Mandatory Convertible Note or New Note before maturity, and to proceeds of sale or disposition of Common Shares, in each case when made within the U.S. and through certain U.S. intermediaries, if a U.S. Holder: fails to furnish its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

RISK FACTORS

In addition to the other information set forth and incorporated by reference in this Circular, Noteholders should carefully review the following factors before deciding whether to approve the Recapitalization.

Risks Related to Our Liquidity

Compton has substantial indebtedness that is currently affecting and is likely to continue to affect, its financial position and operational flexibility.

Compton has a significant amount of indebtedness. As of March 31, 2010, Compton, on a consolidated basis, had outstanding total debt of approximately Cdn$599 million, of which approximately Cdn$142.1 million was secured debt, which includes bank debt, secured by a first fixed and floating charge debenture, and MPP term financing, secured by the underlying gas plant assets. Compton’s substantial amount of debt could have important negative consequences, such as:

•	limiting its ability to obtain additional financing, if needed, or refinancing, when needed, for debt service requirements, working capital, capital expenditures or other purposes;

•	increasing its vulnerability to current and future adverse economic and industry conditions;

•	requiring Compton to dedicate a substantial portion of its cash flows from operations to make payments on its debt;

•	causing Compton to monetize assets on terms that may be unfavourable to Compton;

•	causing Compton to offer debt or equity securities on terms that may not be favourable to Compton or its shareholders;

•	reducing funds available for operations, future business opportunities or other purposes;

•	limiting Compton’s flexibility in planning for, or reacting to, changes and opportunities in its business and its industry;

•	increasing employee turnover and uncertainty, diverting management’s attention from routine business and hindering its ability to recruit qualified employees; and

•	placing Compton at a competitive disadvantage compared to its competitors that have less debt.

Compton’s credit facilities, the Note Indenture, the New Notes and the Mandatory Convertible Notes to be issued in connection with the Recapitalization and the terms and conditions of its other indebtedness may permit Compton to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. To the extent, Compton incurs additional indebtedness, some or all of the risks discussed above will increase. The terms of this indebtedness restrict Compton’s ability to sell assets, apply the proceeds of such sales, and reinvest in its business. As a result, some or all of the risks discussed above may increase.

Restrictive covenants in agreements governing Compton’s indebtedness may reduce Compton’s operational and financial flexibility, which may prevent Compton from capitalizing on business opportunities.

The terms of the agreements governing Compton’s indebtedness contain a number of operating and financial covenants restricting its ability to among other things:

•	incur additional debt;

•	create liens on assets;

•	pay dividends or distributions on, or redeem or repurchase, its capital stock;

•	make investments;

•	engage in sale and leaseback transactions;

•	engage in transactions with affiliates;

•	transfer or sell assets;

•	issue and sell equity interests in Compton’s wholly-owned subsidiaries;

•	guarantee debt;

•	restrict dividends and other payments to us;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries; and

•	engage in unrelated businesses.

In addition, Compton’s ability to comply with such covenants and those contained in the agreements governing other debt to which Compton is or may become a party may be affected by events beyond its control, including prevailing economic, financial and industry conditions. Its failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of its debt and cross-defaults under its other debt. This could require Compton to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect its financial condition. Even if Compton is able to comply with all applicable covenants, the restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that Compton believes would be beneficial to it.

Risks Relating to the Recapitalization

The consummation of the Recapitalization may not occur.

We will not complete the Recapitalization unless and until all conditions precedent to the Arrangement are satisfied or waived. See “Description of the Recapitalization – Conditions to the Recapitalization Becoming Effective.” Even if the Recapitalization is completed, it may not be completed on the schedule described in this Circular. Accordingly, Noteholders participating in the Recapitalization may have to wait longer than expected to receive their New Notes or cash payment and Mandatory Convertible Notes. In addition, if the Recapitalization is not completed on the schedule described in this Circular, we may incur additional expenses.

Potential Effect of the Recapitalization

There can be no assurance as to the effect of the announcement of the Recapitalization on Compton’s relationships with its suppliers, customers, purchasers, manufacturers or contractors, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization, or the effect of whether the Recapitalization is completed under the CBCA or pursuant to another statutory procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser, manufacturer or contractor, or of multiple other suppliers, customers, purchasers, manufacturers or contractors, this could have a material adverse effect on the Compton’s business, financial condition, liquidity and results of operations.

The Recapitalization May Not Improve the Financial Condition of Compton’s Business

Management believes that the Recapitalization will enhance Compton’s liquidity and provide it with continued operating flexibility. However, such belief is based on certain assumptions, including, without limitation, that Compton’s consolidated sales and relationships with suppliers, customers and competitors will not be materially adversely affected while the Recapitalization is underway and that they will be stable or will improve following the completion of the Recapitalization in the increasingly competitive marketplace in which Compton operates, that general economic conditions and the markets for Compton’s products will remain stable or improve, as well as Compton’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of Compton may be materially adversely affected and Compton may not be able to pay its debts as they become due.

The New Notes and Mandatory Convertible Notes and the guarantees will be effectively subordinated to our secured indebtedness and certain indebtedness of our subsidiaries.

The New Notes and Mandatory Convertible Notes and the guarantees in relation thereto will be general unsecured obligations of Compton Finance, Compton and the other guarantors, and therefore will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness. Our senior secured credit facilities are secured by all of our and our subsidiaries’ (including Compton Finance’s) assets. The New Note Indenture governing the New Notes and the Mandatory Convertible Note Indenture governing the Mandatory Convertible Notes permits us to incur additional secured indebtedness provided certain conditions are met. See “Description of the New Notes and the New Note Indenture – Summary of Certain Terms of the New Note Indenture – Certain Covenants – Incurrence of Indebtedness and Issuance of Preferred Stock”. In the event we are the subject of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the holders of any secured indebtedness will be entitled to proceed against the collateral that secures the secured indebtedness, and the collateral will not be available for satisfaction of any amounts owed under our unsecured indebtedness, including the New Notes and Mandatory Convertible Notes, until our obligations under our secured indebtedness are paid.

Through a management agreement, we manage the activities of Mazeppa Processing Partnership, or MPP, and therefore we are considered to be the primary beneficiary of MPP’s operations. As a result, MPP’s assets are included in our consolidated balance sheet in accordance with the guidelines issued by the Canadian Accounting Standards Board, in Accounting Guideline 15, “Consolidation of Variable Interest Entities.” However, because we do not have an ownership position in MPP, MPP’s assets are not available to our creditors.

We may not have the ability to raise the funds necessary to finance, and may also be prohibited from making, the change of control offer required by the New Note Indenture and the Mandatory Convertible Note Indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required under the terms of the New Note Indenture and the Mandatory Convertible Note Indenture to offer to repurchase all outstanding New Notes and Mandatory Convertible Notes, as applicable, at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. We may not have sufficient funds at the time of the change of control to make the required repurchase of New Notes and Mandatory Convertible Notes, as applicable,. A change of control would also be an event of default under our MPP processing agreement, which could result in, among other things, the termination of that agreement or an obligation to pay liquidated damages. In addition, restrictions in our senior secured credit facilities will not allow repurchases of the New Notes and Mandatory Convertible Notes prior to their stated maturity regardless of our obligations under the New Note Indenture and the Mandatory Convertible Note Indenture and a change of control may constitute an event of default under our senior secured credit facilities. In the event a change of control occurs at a time when we are prohibited from purchasing the New Notes and Mandatory Convertible Notes, as applicable, under these agreements and we are unable to get consent from our lenders to repurchase the New Notes and Mandatory Convertible Notes, as applicable, or are unable to refinance such obligations, we may be unable to repurchase the New Notes and Mandatory Convertible Notes, as applicable,. Any failure to repurchase the New Notes and Mandatory Convertible Notes, as applicable, under a change of control situation would constitute an event of default under the New Note Indenture and Mandatory Convertible Note Indenture governing the

New Notes and Mandatory Convertible Notes, as applicable, which may in turn lead to an event of default under our senior secured credit facilities or agreements governing our other future indebtedness.

Federal, provincial and state statutes allow courts, under specific circumstances, to void subsidiary guarantees and require note holders to return payments received from guarantors.

Under U.S. and Canadian federal bankruptcy laws and comparable provisions of state and provincial fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	incurred the debt with the intent to hinder, delay or defraud creditors;

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measure of insolvency for purposes of the aforementioned fraudulent transfer laws will vary depending on the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent under these laws if:

•	the sum of its debts, which may include certain contingent liabilities, were greater than the fair saleable value of all of its assets; or

•

the present, fair saleable value of its assets was less than the amount that would be required to pay its probable liabilities on its existing debts, which may include certain contingent liabilities, as they become absolute and mature, or if the guarantor is unable in the ordinary course of business to meet its obligations as they become due.

Based on historical financial information, recent operating history and other factors, we believe that each guarantor of the New Notes and the Mandatory Convertible Notes, upon completion of the Recapitalization, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusion in this regard.

You might have difficulty enforcing civil liabilities against us in the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Compton and most of its subsidiaries are incorporated or organized outside the United States, that some or all of the officers and directors of such persons and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for holders of Compton’s securities in the United States to effect service of process within the United States upon Compton, most of its subsidiaries and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, holders of Compton’s securities in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

If an active trading market does not develop for the New Notes and the Mandatory Convertible Notes you may not be able to resell them.

The New Notes, the Mandatory Convertible Notes and the Common Shares issuable upon conversion of the Mandatory Convertible Notes have not been registered under the U.S. Securities Act. Accordingly, the New Notes, the Mandatory Convertible Notes and the Common Shares issuable upon conversion of the Mandatory Convertible Notes may only be offered or sold pursuant to an exemption from the registration requirements of the U.S. Securities Act or pursuant to an effective registration statement.

Prior to the Recapitalization, there was no public market for the New Notes and the Mandatory Convertible Notes and, although the New Notes and the Mandatory Convertible Notes are expected to be eligible for trading in PORTAL, we cannot assure you that an active trading market will develop for the New Notes and the Mandatory Convertible Notes. If no active trading market develops, you may not be able to resell your New Notes and the Mandatory Convertible Notes at their fair market value or at all. Future trading prices of the New Notes and the Mandatory Convertible Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing the New Notes and the Mandatory Convertible Notes on any securities exchange.

The market price of Compton’s Common Shares is subject to fluctuation

The price of the Common Shares issuable upon conversion of the Mandatory Convertible Notes is likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. Factors such as fluctuations in its operating results, the result of any public announcements made by Compton, and general market conditions can also have an adverse effect on the market price of securities. The trading price of the Common Shares has been and may continue to be subject to large fluctuations, which may result in losses to investors, including holders of Mandatory Convertible Notes who receive Common Shares on the Maturity Date.

Shareholders are subject to potential dilution

Management continually evaluates acquisition opportunities and recapitalization transactions, and although Compton is not currently party to any definitive agreements in respect of such transactions, it may engage in transactions that result in the issuance of additional Common Shares, which issuances may be dilutive. In October 2009, Compton issued 138 million warrants in connection with an equity transaction, which are exercisable at $1.55 per share at any time during two years following the transaction’s close. Other issuances of additional Common Shares may also result in dilution to the holders of the Common Shares.

Tax Risks

A loss otherwise realized on the disposition of Senior Notes may be denied for Canadian federal income tax purposes.

If the fair market value of the New Notes and/or the Mandatory Convertible Notes received by a Resident Holder is less than the adjusted cost base to the Resident Holder of the Senior Notes exchanged for New Notes and/or Mandatory Convertible Notes and cash, all or a portion of the loss otherwise realized may be denied for purposes of the Canadian Tax Act and added to the Resident Holder’s adjusted cost base of the New Notes and/or Mandatory Convertible Notes so received. See “Certain Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

The U.S. federal income tax consequences of the exchange of the Senior Notes for the New Notes are uncertain.

The exchange of Senior Notes for New Notes and other consideration pursuant to the Plan of Arrangement and Recapitalization may constitute a “recapitalization” for U.S. federal income tax purposes. If the exchange qualifies as a recapitalization, a U.S. Holder generally will not be permitted to recognize loss on the exchange. If, in contrast, the exchange does not qualify as a “recapitalization,” a U.S. Holder would be required to recognize gain in an amount equal to the excess of cash or the “issue price” of the New Notes and the Mandatory Convertible Notes received in the exchange over the U.S. Holder’s adjusted tax basis in the Senior Notes. See “Certain U.S. Federal Income Tax Considerations – Tax Consequences to U.S. Holders Exchanging Senior Notes for New Notes – Treatment of Exchange of Senior Notes for New Notes.”

Risk of Mandatory Convertible Notes being treated as equity for U.S. federal income tax purposes

The classification of Mandatory Convertible Notes as debt or equity for U.S. federal income tax purposes is a factual matter. A number of the terms of the Mandatory Convertible Notes and the circumstances surrounding their issuance indicate that it is appropriate to characterize the Mandatory Convertible Notes as debt for such purposes. Other terms, in particular the fact that, on maturity, the Mandatory Convertible Notes would be converted into Common Shares, indicate that equity characterization may be appropriate. If the Mandatory Convertible Notes were classified as equity of Compton Finance (but not of Compton) for U.S. federal income tax purposes, in certain circumstances, U.S. Holders would not be permitted to recognize losses on the exchange of their Senior Notes which they would be permitted to recognize if the Mandatory Convertible Notes were classified as debt. See “Certain U.S. Federal Income Tax Considerations – Tax Consequences to U.S. Holders Exchanging Senior Notes for New Notes – Treatment of Exchange of Senior Notes for New Notes” and “Tax Consequences to U.S. Holders of the Exchange of Senior Notes for Cash and Mandatory Convertible Notes.”

The New Notes received pursuant to the exchange may have original issue discount for U.S. federal income tax purposes

If the New Notes or the Senior Notes are traded on an established securities market at the time of issue, the New Notes may be issued with OID, as described above, depending on the fair market value of the New Notes, determined as of the exchange date. If the New Notes are issued with more than de minimis OID, an exchanging U.S. Holder receiving a New Note will be required to include the OID in income for U.S. federal income tax purposes annually as it accrues, based on a constant yield method (which includes at least annual compounding) and regardless of the U.S. Holder’s regular method of tax accounting. Thus, OID income on a New Note, if any, may be taxable before the amount is received by the holder in cash.

Risks Relating to the Non-Implementation of the Recapitalization

We may be required to pursue other alternatives that could have a more negative effect on Compton and its securityholders, including non-consensual proceedings under creditor protection legislation.

In the event that the Recapitalization is not implemented, then Compton’s total amount of debt will not be reduced by approximately Cdn$217.4 on a consolidated basis and the associated net reduction in debt service costs would not be achieved.

In the event that the Recapitalization is not implemented, we may be required to pursue other alternatives that could have a more negative effect on Compton and its securityholders.

Risks Related To Compton’s Business

Volatility of Prices, Markets, and Marketing Production

Oil and gas prices have historically been extremely volatile. Factors which contribute to oil and gas price fluctuations include global demand, domestic and foreign supplies of oil and gas, the price of foreign oil and gas imports, decisions of the Organization of Petroleum Exporting Countries relating to export quotas, domestic and foreign governmental regulations, political conditions in producing regions, global and domestic economic conditions, the price and availability of alternative fuels, including liquefied natural gas, and weather conditions.

Our financial condition is substantially dependent on, and highly sensitive to, oil and gas commodity prices. Any material decline in prices could result in a material reduction of our operating results, revenue, reserves, and overall value. Lower commodity prices could change the economics of production from some wells. As a result, we could elect not to drill, develop, or produce from certain wells. In addition, we are impacted by the differential between prices paid by refiners for light quality oil and the grades of oil produced by us.

Current market conditions are particularly challenging with the global recession negatively impacting commodity prices as well as access to credit and capital markets. These conditions impact our customers and suppliers and may alter our spending and operating plans. There may be unexpected business impacts from this market uncertainty.

Under Canadian GAAP, oil and gas assets are reviewed quarterly to determine if the carrying value of the assets exceeds their expected future cash flows. A sustained period of low commodity prices may reduce expected future cash flows and require a write down to the fair value of our oil and gas properties, thereby adversely affecting operating results.

Any future and sustained period of weakness in oil and gas prices would also have an adverse effect on our capacity to borrow funds. Our secured credit facilities are based upon the lenders’ estimate of the value of Compton’s proved reserves, which determines the borrowing amount. A reduction in the quantity or value of reserves may also obligate us to make additional payments under our processing agreement with Mazeppa Processing Partnership.

Any decline in our ability to market production could have a material adverse effect on production levels or on the sale price received for production. Our ability to market the oil and gas from our wells depends on numerous factors beyond our control, including the availability and capacity of gas gathering systems, pipelines and processing facilities, and their proximity to the wells. We will be impacted by Canadian federal and provincial, as well as U.S. federal and state, energy policies, taxes, regulation of oil and gas production, processing, and transportation, as well as Canadian federal regulation of oil and gas sold or transported outside of the province of Alberta.

Need to Replace Reserves

Our future success depends upon our ability to find, develop, or acquire additional oil and gas reserves that are economically recoverable. Without successful exploration, development, exploitation, or acquisition activities, our reserves will deplete and, as a consequence, either production or the average life of reserves will decline. If future production declines to the extent that cash flow becomes insufficient to fund capital expenditures, and external sources of capital become limited or unavailable, our ability to make the necessary capital expenditures to maintain and expand our oil and gas reserves will be impaired. We cannot guarantee that we will be able to find and develop or acquire additional reserves at an acceptable cost.

Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and past practices. The long-term commercial success of the Corporation depends on our ability to find, acquire, develop, and commercially produce oil and gas reserves. No assurance can be given that we will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation, or pricing conditions make such acquisitions or participations uneconomic.

Our strategies to minimize this inherent risk include focusing on selected core areas in Western Canada with high working interests and assuming operatorship of key facilities. We utilize a team of highly qualified professionals with expertise and experience in these areas. We assesses strategic acquisitions to complement existing activities while striving for a balance between exploration and lower risk development and exploitation prospects.

Uncertainty of Reserve Estimates

Estimates of oil and gas reserves and the future net cash flow there from, involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether oil and gas are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves may be materially different from estimates.

Estimates of oil and gas reserves require numerous assumptions relating to operating conditions and economic factors, including future oil and gas prices, recovery costs, the availability of enhanced recovery techniques, the ability to market production, and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of oil and gas previously estimated as proved reserves becoming unrecoverable. Each of these factors also impact recovery costs and production rates, and therefore, will reduce the present value of future net cash flows from estimated reserves.

In addition, estimates of reserves, and future net cash flows expected there from, that are prepared by different independent engineers or by the same engineers at different times, may vary substantially.

Exploration, Development, and Production Risks

There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting oil and gas. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, oil spills, or other accidents may occur. Additionally, we could experience interruptions to or the termination of drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events resulting in a shutdown or slowdown of operations will adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Drilling activities, including completions, are subject to the risk that no commercially productive reservoirs will be encountered and we will not recover all or any portion of its investment. The cost of drilling, completing, and operating wells is often uncertain due to drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

AUDITORS AND TRUSTEE

The auditors of Compton and Compton Finance are Grant Thornton LLP, Chartered Accountants, Suite 900, 833 – 4th Avenue S.W., Calgary, Alberta T2P 3T5. Grant Thornton LLP reports that they are independent of Compton and Compton Finance in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Grant Thornton LLP is registered with the Public Company Accounting Oversight Board. The annual consolidated financial statements of Compton have been audited by Grant Thornton LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

The Trustee for the Senior Notes is The Bank of Nova Scotia Trust Company of New York.

INTEREST OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Reserve estimates contained in the AIF, and incorporated by reference into this Circular, are based upon a report prepared by Netherland, Sewell & Associates, Inc. (“Netherland Sewell”) as at December 31, 2009. The principals of Netherland Sewell, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares.

LEGAL MATTERS

Certain legal matters in connection with the Recapitalization will be passed upon on behalf of Compton by Stikeman Elliott LLP, as to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton  & Garrison LLP as to matters of United States law.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this Circular and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, Compton Petroleum Corporation at our registered office located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 (Telephone: (403) 266 9046).

In addition to the continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information reporting requirements of the U.S. Exchange Act, and in accordance therewith file reports with, and furnish other information to, the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC also maintains a website, at www.sec.gov, that contains reports and other information we file with the SEC.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact the following:

Information Agent	Financial Advisor

Attention: Simon Coope 105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com	3 Times Square New York, New York 10036 or 100 King Street West Toronto, Ontario M5X 1H3 (416) 359-4275 or Call Toll-Free: (877) 741-7262

APPROVAL OF PROXY CIRCULAR BY THE BOARD OF DIRECTORS

The contents of this Circular and its sending to the Noteholders have been approved by the directors of Compton Finance.

DATED July 23, 2010.

By Order of The Board of Directors of Compton Petroleum Finance Corporation

(signed) Tim S. Granger, P. Eng. President and Chief Executive Officer

CONSENT OF BMO CAPITAL MARKETS

We hereby consent to the references to our firm’s Fairness Opinion dated July 19, 2010 under “Summary”, “Description of the Recapitalization – Fairness Opinion” and “Description of the Recapitalization – Recommendation of the Board of Directors” in the Circular and to the inclusion of the Fairness Opinion in the Circular.

Toronto, Canada	BMO Nesbitt Burns Inc. (signed)
July 23, 2010

CONSENT OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS

We have read the management proxy circular of Compton Petroleum Finance Corporation dated July 23, 2010 relating to the proposed Plan of Arrangement and Recapitalization. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our auditors’ report to the shareholders of Compton Petroleum Corporation on the consolidated balance sheets of Compton Petroleum Corporation as at December 31, 2009 and 2008, and the consolidated statements of earnings (loss) other comprehensive income, retained earnings and cash flow for each of the three years in the period ended December 31, 2009, dated February 25, 2010, including our auditors’ report to the shareholders of Compton Petroleum Corporation on the effectiveness of internal control over financial reporting as of December 31, 2009, dated February 25, 2010.

Calgary, Canada	Grant Thornton LLP (signed)
July 23, 2010	Chartered Accountants

APPENDIX “A”

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Compton Petroleum Corporation (“Compton”) and Compton Petroleum Finance Corporation (“Compton Finance”) as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Exhibit “A” to Appendix “C” to the management proxy circular of Compton Finance dated on or about July 23, 2010 (the “Circular”), is hereby authorized, approved and adopted;

2.	the amended and restated arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated July 23, 2010, between Compton and Compton Finance as described in the Circular, is hereby authorized and approved and the actions of the Board of Directors of Compton Finance in approving the Arrangement Agreement and the Arrangement and the actions of the Board of Directors of Compton Finance in executing and delivering the Arrangement Agreement and causing the performance by Compton Finance of its obligations thereunder, is hereby authorized, ratified and approved;

3.	notwithstanding the passing of these resolutions, the Board of Directors of Compton Finance, without further notice to, or approval of, the Noteholders, are hereby authorized and empowered to (A) amend the Plan and Arrangement Agreement, to the extent permitted by the Plan and Arrangement Agreement and (B) subject to the terms of the Plan and Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.

any event of default under the indenture governing the 7 5/8% Senior Notes due 2013 of Compton Finance (the “Indenture”) occassioned by any failure by Compton Finance to deliver to the trustee under the Indenture an officer’s certificate setting forth the fair market value of the assets sold in asset sales conducted by Compton prior to the date hereof be and is hereby waived; and

5.	any director or officer of Compton Finance be and is hereby authorized and directed, for and on behalf of Compton Finance (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of Compton Finance or otherwise, and delivered articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.

2

APPENDIX “B”

NOTICE OF PETITION FOR FINAL ORDER

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS

CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM

FINANCE CORPORATION

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Compton Petroleum Corporation (“Compton”) and Compton Petroleum Finance Corporation (“Compton Finance” and, together with Compton, collectively the “Arrangement Parties”) with respect to a proposed arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving the Arrangement Parties and the holders (“Noteholders”) of 7 5/8% senior notes due 2013 (the “Senior Notes”) of Compton Finance, which Arrangement is described in greater detail in the management proxy circular of Compton Finance dated July 23, 2010, accompanying this Notice of Petition. At the hearing of the Petition, the Arrangement Parties intend to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including the Noteholders;

(b)	an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(c)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 192 of the CBCA, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(d)	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof with respect to the securities to be issued to Noteholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 14th day of September, 2010 at 3:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Noteholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Noteholder or any other interested party desiring to appear at the hearing is required to file with the Court and serve upon Compton Finance on or before 4:00 p.m. (Calgary time) on September 7, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on Compton Finance is to be effected by delivery to the solicitors for Compton Finance at their address set out below. If any Noteholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Compton and Compton Finance and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Noteholders for the purpose of such Noteholders voting upon a resolution to approve the Arrangement.

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AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Noteholder or any other interested party requesting the same by the under-mentioned solicitors for Compton Finance upon written request delivered to such solicitors as follows:

Stikeman Elliott LLP

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention: Keith R. Chatwin

DATED at Calgary, Alberta, this 23rd day of July, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF COMPTON PETROLEUM FINANCE CORPORATION

Tim S. Granger, P. Eng. President and Chief Executive Officer

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APPENDIX “C”

ARRANGEMENT AGREEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Between

COMPTON PETROLEUM CORPORATION

and

COMPTON PETROLEUM FINANCE CORPORATION

JULY 23, 2010

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	5
1.3	Number, etc.	5
1.4	Entire Agreement	5
1.5	Currency	5
1.6	Accounting Matters	5
1.7	Construction	5
1.8	Governing Law	6
1.9	Date for Any Action	6
1.10	Exhibit	6
ARTICLE 2 THE ARRANGEMENT		6
2.1	Covenants of the Parties Regarding the Arrangement	6
2.2	Interim Order	6
2.3	Circular and Meeting	7
2.4	Effective Date	7
ARTICLE 3 COVENANTS		7
3.1	Covenants of Compton Finance	7
3.2	Covenants of Compton	9
ARTICLE 4 CONDITIONS PRECEDENT		10
4.1	Mutual Conditions Precedent	10
4.2	Additional Conditions to Obligations	11
4.3	Notice and Effect of Failure to Comply with Conditions	12
4.4	Satisfaction of Conditions	12
ARTICLE 5 AMENDMENT		12
5.1	Amendment of Agreement	12
5.2	Amendment of Plan of Arrangement	13
ARTICLE 6 TERMINATION		13
6.1	Termination	13
ARTICLE 7 NOTICES		13
7.1	Notices	13
ARTICLE 8 GENERAL		14
8.1	Binding Effect	14
8.2	Expenses	14
8.3	Assignment	14
8.4	Equitable Remedies	14
8.5	Severability	14
8.6	Further Assurances	15
8.7	Execution in Counterparts	15
8.8	Waiver	15

EXHIBIT A - PLAN OF ARRANGEMENT

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AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated effective as of the 23rd day of July, 2010,

BETWEEN:

COMPTON PETROLEUM CORPORATION, a corporation continued under the Canada Business Corporations Act (hereinafter referred to as “Compton”)

AND:

COMPTON PETROLEUM FINANCE CORPORATION, a corporation continued under the Canada Business Corporations Act (hereinafter referred to as “Compton Finance”)

WHEREAS:

A.	The Parties wish to propose an Arrangement with the holders of Senior Notes;

B.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the CBCA; and

C.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Applicable Canadian Securities Laws”, in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Applicable Law” means any applicable Law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

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“Arrangement Resolution” means the resolution of the Noteholders to approve the Arrangement, to be passed by the requisite amount of affirmative votes of the Noteholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

“Board of Directors” means the board of directors of Compton Finance;

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Calgary, Alberta, Toronto, Ontario, and New York, New York;

“Canadian GAAP” has the meaning ascribed thereto in Section 1.6;

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date;

“Circular” means the Notice of Meeting and the management proxy circular of Compton Finance to be dated on or about July 23, 2010, together with all appendices thereto;

“Common Shares” means the common shares in the capital of Compton;

“Court” means the Court of Queen’s Bench of Alberta;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Effective Date” means the date shown on the Certificate;

“Effective Time” means such time on the Effective Date as may be specified in writing by Compton Finance prior to the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indenture Trustee” means the applicable trustee under the Note Indenture or the New Note Indenture, as the case may be;

“Interim Order” means the amended Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Compton and Compton Finance therefor;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, policies, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

“Mandatory Convertible Notes” means an aggregate principal amount of $45.0 million 10% senior unsecured notes due September 15, 2011 to be issued by Compton Finance pursuant to the Mandatory Convertible Note Indenture;

“Mandatory Convertible Note Indenture” means an indenture to govern the Mandatory Convertible Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Holdings, Compton Petroleum (partnership) and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

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“Maturity Date” means September 15, 2011, the maturity date of the Mandatory Convertible Notes;

“Meeting” means the meeting of Noteholders to be held to consider, among other things, the Arrangement and related matters as set forth in the Notice of Meeting, and any adjournment thereof;

“New Note Indenture” means an indenture to govern the New Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Petroleum (partnership), Compton Petroleum Holdings Corporation and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

“New Notes” means the 10% senior notes due 2017 of Compton Finance to be issued pursuant to the New Note Indenture;

“Note Guarantors” means the guarantors of the Senior Notes being Compton, Compton Petroleum Holdings Corporation, Compton Petroleum (partnership), Hornet Energy Ltd. and WIN Energy (Montana) Inc.;

“Note Indenture” means the indenture governing the Senior Notes dated as of November 22, 2005 which was supplemented as of April 11, 2008 pursuant to which Compton Finance is the issuer, the Note Guarantors are guarantors and The Bank of Nova Scotia Trust Company of New York is the trustee;

“Noteholders” means the holders of the Senior Notes and, following completion of the Recapitalization, the holders of New Notes;

“Notice of Meeting” means the notice of the Meeting accompanying the Circular;

“Outside Date” means November 30, 2010;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 5 thereof and Section 5.2 hereof;

“Recapitalization” means the transactions contemplated by the Circular, including without limitation the Arrangement;

“Record Date” means July 19, 2010;

“Senior Bank Facility” means the credit facility, comprised of a revolving term facility and a revolving working capital facility, pursuant to the credit agreement (as amended) between Compton, as borrower, certain Canadian chartered banks and other financial institutions, as lenders, and Bank of Montreal, as administrative agent, dated August 15, 2007, as such will be amended pursuant to the Recapitalization;

“Senior Notes” means the 7 5/8% senior notes due 2013 of Compton Finance issued pursuant to the Note Indenture;

“subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the CBCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

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1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references in this Agreement to an “Article” or “Section” followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to an “Exhibit” followed by a letter refer to the specified exhibit to this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Entire Agreement

This Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.5	Currency

All references to “$” or sums of money that are referred to in this Agreement are expressed in lawful money of the United States, unless specified otherwise.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“Canadian GAAP”) and all determinations of an accounting nature which are required to be made shall be made in a manner consistent with Canadian GAAP.

1.7	Construction

In this Agreement, unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	a reference to an “approval”, “authorization”, “consent”, “designation”, “notice” or “agreement” means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d)	the phrase “ordinary course of business”, or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

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(f)	time is of the essence.

1.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.9	Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.10	Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A - Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1	Covenants of the Parties Regarding the Arrangement

Each of the Parties covenants and agrees that it will:

(a)	as soon as reasonably practicable, apply to the Court in a manner acceptable to Compton Finance, acting reasonably, under Section 192 of the CBCA and diligently prosecute an application for the Interim Order;

(b)	convene and hold the Meeting as promptly as practicable in accordance with the Interim Order or otherwise as required by Applicable Laws for the purpose of considering and, if deemed advisable, approving the Arrangement and the transactions contemplated thereby (and for any other proper purpose as may be set out in the Notice of Meeting);

(c)	subject to obtaining the approval(s) as are required by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(d)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.2	Interim Order

The application for an Interim Order referred to in Section 2.1(a) shall provide that:

(a)	the securities of Compton Finance for which holders shall be entitled to vote on the Arrangement Resolution at the Meeting shall be the Senior Notes;

(b)	the Noteholders shall vote on the Arrangement Resolution at the Meeting as a single class;

(c)	each Noteholder shall be entitled to one vote for each $1.00 principal amount and accrued and unpaid interest of the Senior Notes held by them as of the Record Date; and

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(d)	the requisite majority for the approval of the Arrangement Resolution shall be two-thirds (66 2/3%) of the votes cast by the Noteholders, present in person or represented by proxy, at the Meeting.

2.3	Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws: (i) the Parties shall cooperate in the preparation of the Circular, together with any and all other documents required by the CBCA or other Applicable Laws in connection with the Arrangement; (ii) Compton Finance shall cause the Circular to be mailed to Noteholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and (iii) Compton Finance shall convene and hold the Meeting, at which meeting the Arrangement Resolution, together with any other resolutions reasonably required in the opinion of Compton Finance, shall be submitted to Noteholders entitled to vote upon such resolutions for approval.

2.4	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1	Covenants of Compton Finance

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws Compton Finance covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)	use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(d)	make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)	subject to the approval of the Arrangement Resolution by the Noteholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with Compton, for the Final Order;

(f)	forthwith carry out the terms of the Final Order to the extent applicable to it;

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(g)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director pursuant to subsection 192(3) of the CBCA;

(h)	until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, book, records, agreements and commitments of Compton and its subsidiaries and provide all such information concerning Compton and its subsidiaries as the other Parties may reasonably request;

(i)	until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(j)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(k)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Compton Finance or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(l)	until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to the business and affairs of Compton Finance and its subsidiaries;

(m)	until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n)	on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from Compton Finance relating to the transactions contemplated hereby (including the Arrangement);

(o)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(p)	solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Arrangement Resolution, provided that Compton Finance may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(q)	convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(r)	until the Effective Date not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(s)	until the Effective Date, not declare or pay any dividends or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any securities without the prior written consent of the other Parties, not to be unreasonably withheld; and

(t)	on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

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3.2	Covenants of Compton

From the date hereof until the Effective Date or termination of this Agreement and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws Compton covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement and not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)	use all reasonable commercial efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments, including the consent of its bank lenders and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable commercial efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(d)	make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on its part in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(e)	subject to the approval of the Arrangement Resolution by the Noteholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with each of the other Parties, for the Final Order;

(f)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(g)	until the Effective Date, allow each of the other Parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its, and its subsidiaries’, assets, properties, book, records, agreements and commitments and provide all such information concerning it and its subsidiaries as the other Parties may reasonably request;

(h)	until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with Applicable Laws except as contemplated herein;

(i)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

(j)	use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it or any of its subsidiaries which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby (including the Arrangement);

(k)	until the Effective Date, in all material respects, conduct itself so as to keep the other Parties fully informed as to its business and affairs and that of its subsidiaries;

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(l)	until the Effective Date, not incur, or allow any of its subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of any of its subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m)	on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from it relating to the transactions contemplated hereby (including the Arrangement);

(n)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(o)	make an application to the TSX for conditional approval of the listing on the TSX of the Common Shares that may be issued to holders of Mandatory Convertible Notes;

(p)	until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issue of options, and the issue of Common Shares on the exercise thereof, pursuant to Compton’s stock option plan;

(q)	until the Effective Date, not declare or pay any dividends, except in the ordinary course and consistent with past practice, or make any distribution of its properties or assets or those of its subsidiaries to any of its security holders or to others or retire or redeem any securities without the prior written consent of the other Parties, not to be unreasonably withheld; and

(r)	on the Effective Date, take the steps prescribed for it under the Plan of Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Noteholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties acting reasonably, on appeal or otherwise;

(d)	all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to each of the Parties acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

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(e)	the Plan of Arrangement, the Final Order, the New Notes, the New Note Indenture, the Mandatory Convertible Notes, the Mandatory Convertible Note Indenture and all definitive legal documentation in connection with all of the foregoing, are to be executed and delivered on terms satisfactory to each of Compton and Compton Finance, acting reasonably;

(f)	the Senior Bank Facility shall have been amended by Compton and the lenders thereunder on terms satisfactory to Compton, acting reasonably;

(g)	each of the Parties shall have taken all necessary or advisable corporate actions and proceeds in connection with the Recapitalization and the Plan of Arrangement;

(h)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of damages on account of or relating to the Recapitalization and no cease trading or similar order with respect to any securities of any of the Parties shall have become effective or threatened;

(i)	the Director shall have issued the Certificate on or prior to the Outside Date;

(j)	there shall have been no action taken under any Applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(i)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(k)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained; and

(l)	on the Effective Date the Common Shares to be issued pursuant to the Mandatory Convertible Notes shall have been approved for listing on the TSX, subject to customary post-closing conditions.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by each of the Parties regardless of the circumstances and may be waived by each of the Parties in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which any such Parties may have.

4.2	Additional Conditions to Obligations

The obligations of each of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the representations and warranties made by the other Parties in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(b)	none of the other Parties shall be in material breach of its obligations under this Agreement, which breach would reasonably be expected to, materially impede the completion of the Arrangement;

(c)	each of the other Parties shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to materially impede completion of the Arrangement; and

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(d)	prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Compton and its subsidiaries (taken as a whole) from that reflected in the Circular; and

(e)	the Board of Directors shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Noteholders.

The conditions in this Section 4.2 are for the mutual benefit of the Parties and may be asserted by a Party regardless of the circumstances or may be waived by a Party in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have.

4.3	Notice and Effect of Failure to Comply with Conditions

(a)	Each of the Parties shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)	If any of the conditions precedent set forth in Sections 4.1 or 4.2 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 6.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

4.4	Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 5

AMENDMENT

5.1	Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Noteholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

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provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Noteholders without approval by the Noteholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

5.2	Amendment of Plan of Arrangement

(a)	The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Noteholders if and as required by the Court.

(b)	Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Meeting, which is proposed and accepted by the Noteholders voting at the Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment to the Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Parties.

ARTICLE 6

TERMINATION

6.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of the Parties;

(b)	as provided in Article 4; or

(c)	if the Arrangement shall have not become effective on or before the Outside Date or such later date as may be agreed to by the Parties.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (c) of this Section 6.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to any other Party hereunder.

ARTICLE 7

NOTICES

7.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy to:

(a)	in the case of Compton or Compton Finance:

c/o Compton Petroleum Corporation

Suite 500, 850 – 2nd Street S.W.

Calgary, Alberta T2P 0R8

Attention: Chief Executive Officer

Facsimile: (403) 668-6700

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with a copy to:

Stikeman Elliott LLP

4300, 888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention: Managing Partner

Facsimile: (403) 266-9034

(b)	in the case of a Noteholder:

to the address for such Noteholder as shown on the records of the Indenture Trustee,

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 8

GENERAL

8.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

8.2	Expenses

Each of the Parties hereto shall pay its expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto.

8.3	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Parties to this Agreement.

8.4	Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

8.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

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8.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.7	Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

8.8	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

COMPTON PETROLEUM CORPORATION		COMPTON PETROLEUM FINANCE CORPORATION

Per:	(signed) “Tim Granger”	Per:	(signed) “Tim Granger”

Per:	(signed)“C.W. Leigh Cassidy”	Per:	(signed) “C.W. Leigh Cassidy”

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EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.2	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

(b)	“Arrangement Agreement” means the amended and restated arrangement agreement dated July 23, 2010 between Compton and Compton Finance, as amended or restated from time to time.

(c)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

(d)	“Assets” means certain natural gas assets located in the Niton and Gilby areas in Central Alberta which were disposed of pursuant to the Asset Sales;

(e)	“Asset Sales” means the sales of the Assets completed on June 30, 2010 and July 15, 2010 for the Asset Sale Proceeds;

(f)	“Asset Sale Proceeds” means aggregate gross proceeds of Cdn$150.2 million (before adjustments) received by Compton pursuant to the Asset Sales;

(g)	“Canadian Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time;

(h)	“Cash Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 consisting of $755.686 in cash and $184.314 of principal amount of Mandatory Convertible Notes, subject to proration in the event that Noteholders elect greater than the Maximum Cash/Convert Consideration;

(i)	“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date;

(j)	“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with Section 262 of the CBCA;

(k)	“Circular” means the Notice of Meeting and the management proxy circular of Compton Finance to be dated on or about July 23, 2010, together with all appendices thereto;

(l)	“Common Shares” means the common shares in the capital of Compton;

(m)	“Compton” means Compton Petroleum Corporation, a corporation incorporated under the Business Corporations Act (Alberta);

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(n)	“Compton Finance” means Compton Petroleum Finance Corporation, a corporation continued under the CBCA;

(o)	“Compton Holdings” means Compton Petroleum Holdings Corporation, a corporation incorporated under the Business Corporations Act (Alberta);

(p)	“Court” means the Court of Queen’s Bench of Alberta;

(q)	“Director” means the Director appointed pursuant to section 260 of the CBCA;

(r)	“Effective Date” means the date shown on the Certificate;

(s)	“Effective Time” means such time on the Effective Date as may be specified in writing by Compton Finance prior to the Effective Date;

(t)	“Electing Noteholder” means a Noteholder who duly executes and delivers a Form of Election prior to the Election Deadline in order to elect to receive the Cash Alternative or the New Note Alternative;

(u)	“Election Deadline” means 5:00 p.m. (New York time) on September 10, 2010;

(v)	“Entitlements” means the legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to or arising out of, or in connection with, the Senior Notes and the Note Indenture, as the case may be, and to acquire or receive any of the foregoing, other than those created under the Arrangement;

(w)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed;

(x)	“Form of Election” means the form of election to be completed by Electing Noteholders to elect as between the Cash Alternative and the New Note Alternative (each subject to proration in certain circumstances) in exchange for their Senior Notes pursuant to the Arrangement;

(y)	“Indenture Trustee” means the applicable trustee under the Note Indenture or the New Note Indenture, as the case may be;

(z)	“Interim Order” means the amended Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Compton and Compton Finance therefor;

(aa)	“Mandatory Convertible Notes” means an aggregate principal amount of $45.0 million 10% senior unsecured notes due September 15, 2011 to be issued by Compton Finance pursuant to the Mandatory Convertible Note Indenture;

(bb)	“Mandatory Convertible Note Indenture” means an indenture to govern the Mandatory Convertible Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Holdings, Compton Petroleum (partnership) and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

(cc)	“Maturity Date” means September 15, 2011, the maturity date of the Mandatory Convertible Notes;

(dd)	“Maximum Cash/Convert Consideration” means $229.5 million, being the aggregate of $184.5 million of cash and $45.0 million aggregate principal amount of Mandatory Convertible Notes;

(ee)	“Maximum Note Consideration” means an aggregate principal amount of New Notes equal to $193.5 million;

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(ff)	“Meeting” means the meeting of Noteholders to be held to consider, among other things, the Arrangement and related matters as set forth in the Notice of Meeting, and any adjournment thereof;

(gg)	“New Note Alternative” means, for each $1,000 of a Noteholder’s Principal Claim Amount, $940 of principal amount of New Notes, subject to proration in the event that Noteholders elect greater than the Maximum Note Consideration;

(hh)	“New Note Indenture” means an indenture to govern the New Notes to be dated as of the Effective Date pursuant to which Compton Finance will be the issuer, Compton, Compton Petroleum (partnership), Compton Holdings and Hornet Energy Ltd. will be guarantors and The Bank of Nova Scotia Trust Company of New York will be the trustee;

(ii)	“New Notes” means the 10% senior notes due 2017 of Compton Finance to be issued pursuant to the New Note Indenture;

(jj)	“Note Guarantors” means the guarantors of the Senior Notes being Compton, Compton Holdings, Compton Petroleum (partnership), Hornet Energy Ltd. and WIN Energy (Montana) Inc.;

(kk)	“Note Indenture” means the indenture governing the Senior Notes dated as of November 22, 2005 which was supplemented as of April 11, 2008 pursuant to which Compton Finance is the issuer, the Note Guarantors are guarantors and The Bank of Nova Scotia Trust Company of New York is the trustee;

(ll)	“Noteholders” means the holders of the Senior Notes and, following completion of the Recapitalization, the holders of New Notes;

(mm)	“Noteholders’ Principal Claim Amount” means the aggregate principal amount (excluding accrued and unpaid interest) of all Noteholders’ claims in respect of the Senior Notes, measured as of the Record Date, and “Noteholder’s Principal Claim Amount” means the individual amount of each Noteholder’s claim for principal (excluding accrued and unpaid interest) in respect of the Senior Notes held by such Noteholder, measured as of the Record Date;

(nn)	“Notice of Meeting” means the notice of the Meeting accompanying the Circular;

(oo)	“Parties” means, collectively, the parties to the Arrangement Agreement, and “Party” means any one of them;

(pp)	“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

(qq)	“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with Section 6.2 of the Arrangement Agreement and Article 5 hereof;

(rr)	“Recapitalization” means the transactions contemplated by the Circular, including without limitation the Arrangement;

(ss)	“Record Date” means July 19, 2010;

(tt)	“Senior Bank Facility” means the credit facility, comprised of a revolving term facility and a revolving working capital facility, pursuant to the credit agreement (as amended) between Compton, as borrower, certain Canadian chartered banks and other financial institutions, as lenders, and Bank of Montreal, as administrative agent, dated August 15, 2007, as such will be amended pursuant to the Recapitalization; and

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(uu)	“Senior Notes” means the 7 5/8% senior notes due 2013 of Compton Finance issued pursuant to the Note Indenture.

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6	Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Noteholders; (ii) Compton; (iii) Compton Finance; (iv) the holders of any Entitlements relating to the Senior Notes and the Note Indenture; and (v) the Indenture Trustee, and shall constitute a full, final and absolute settlement of all rights of the beneficial and legal holders of Senior Notes attaching thereto or arising therefrom and an absolute release and discharge of and from all indebtedness, liability and obligation of Compton Finance in respect of the Senior Notes and the Note Indenture.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 4 has become effective in the sequence and at the times set out therein.

ARTICLE 3

TREATMENT OF NOTEHOLDERS

3.1	Treatment of Noteholders.

(a)	Payment of Accrued Interest:

On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1, Compton Finance shall pay to the Noteholders all accrued interest in full and final settlement of all interest due and owing under the Senior Notes and the Note Indenture.

(b)	Issuance of Mandatory Convertible Notes:

On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1, Compton Finance shall issue the Mandatory Convertible Notes to the Noteholders in accordance with their elections and subject to the conditions and limitations set forth in Section 4.1. The Noteholders shall, and shall be deemed to, irrevocably and finally exchange their Senior Notes for the New Notes or cash and Mandatory Convertible Notes on the Effective Date. The New Notes or cash and Mandatory Convertible Notes shall be and shall be deemed to be received in full and final settlement of the Senior Notes and the Note Indenture.

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(c)	Issuance of New Notes:

On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1, Compton Finance shall issue the New Notes to the Noteholders in accordance with their elections or deemed elections and subject to the conditions and limitations set forth in Section 4.1. The Noteholders shall, and shall be deemed to, irrevocably and finally exchange their Senior Notes for the New Notes or cash and Mandatory Convertible Notes on the Effective Date. The New Notes or cash and Mandatory Convertible Notes shall be and shall be deemed to be received in full and final settlement of the Senior Notes and the Note Indenture.

(d)	Execution of Guarantees:

On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1 and pursuant to the New Note Indenture, Compton, Compton Petroleum (partnership), Compton Holdings and Hornet Energy Ltd. will guarantee Compton Finance’s obligations under the New Notes.

ARTICLE 4

ARRANGEMENT

4.1	Commencing as of the Effective Time, the following events or transactions will occur sequentially in the order set out below unless otherwise noted and will be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a)	The Senior Bank Facility shall be amended to Cdn$225.0 million and Cdn$50.0 million will be drawn thereunder by Compton;

(b)	Compton will loan the cash component of the Maximum Cash/Convert Consideration, the fees and expenses due to BMO Nesbitt Burns Inc., the Indenture Trustee and counsel to the Parties pursuant to Section 4.1(f) and the accrued interest payable by Compton Finance pursuant to Section 4.1(d), to Compton Finance;

(c)	Compton Finance shall pay the accrued interest to the Indenture Trustee or its nominee as registered holder of the global notes and on behalf of all Noteholders, and the Indenture Trustee shall pay (or cause to be paid) all such accrued interest to the Noteholders, without abatement or rights of setoff or counterclaim of any nature;

(d)	Each Noteholder shall irrevocably exchange and be deemed to transfer all of its Senior Notes and all of its rights under the Senior Notes and the Note Indenture to Compton Finance in exchange for New Notes under the New Note Indenture or cash and Mandatory Convertible Notes allocated to each Noteholder as follows:

(i)	Each Noteholder shall receive for each $1,000 of such Noteholder’s Principal Claim Amount, at the election of such Noteholder:

(A)	$940 principal amount of New Notes; or

(B)	$940 consisting of $755.686 of cash and $184.314 of principal amount of Mandatory Convertible Notes;

in exchange for such Senior Notes; provided that:

(C)	if the aggregate amount of cash and Mandatory Convertible Notes so elected to be received by Electing Noteholders is greater than the Maximum Cash/Convert Consideration, then the consideration that will be paid to each Electing Noteholder that elected the Cash Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a Cash Alternative election has been made) of:

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(I)	the Maximum Cash/Convert Consideration; and

(II)	the principal amount of New Notes equal to the difference between (A) the Maximum Note Consideration; and (B) the principal amount of New Notes issuable to Noteholders who have elected to receive New Notes for their Senior Notes pursuant to the New Note Alternative;

(D)	if the aggregate principal amount of New Notes so elected to be received by Electing Noteholders is greater than the Maximum Note Consideration, then the consideration to be issued to each Electing Noteholder that elected the New Note Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a New Note Alternative election has been made or has been deemed to have been made) of:

(I)	the Maximum Note Consideration; and

(II)	cash and Mandatory Convertible Notes equal to the difference between (A) the Maximum Cash/Convert Consideration; and (B) the amount of cash and Mandatory Convertible Notes payable to Noteholders who have elected to receive cash and Mandatory Convertible Notes for their Senior Notes pursuant to the Cash Alternative; and

(E)	any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will automatically be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes; provided that New Notes will be issued in $1.00 increments only, such that if the combined effects of the exchange of a Noteholder’s Senior Notes and proration, if applicable, would otherwise result in a fractional New Note being issued, the number of New Notes issued to such Noteholder will be decreased to the nearest $1.00 increment;

(ii)	Noteholders who receive New Notes or cash and Mandatory Convertible Notes in exchange for their Senior Notes shall receive New Notes or cash and Mandatory Convertible Notes in a principal amount equal to $940 per $1,000 of that Noteholder’s Principal Claim Amount in respect of such Senior Notes;

(iii)	The New Note Indenture shall be executed and become effective as of the time the New Notes are issued; and

(e)	Compton Finance shall pay all fees and expenses due to BMO Nesbitt Burns Inc., the Indenture Trustee and counsel to the Parties reasonably incurred by, and due to, any of the foregoing in connection with the development, negotiation and implementation of the Recapitalization.

ARTICLE 5

IMPLEMENTATION OF THE ARRANGEMENT

5.1	Delivery of New Notes Issued Under the Arrangement.

(a)	The Senior Notes are held by DTC (as sole registered holder of the Senior Notes on behalf of the Noteholders) through its nominee company CEDE & Co. DTC will surrender, or will cause the surrender of, for exchange the certificates representing the Senior Notes to the Indenture Trustee.

(b)

Noteholders shall make elections with respect to the New Notes or cash and Mandatory Convertible Notes to be received in exchange for their Senior Notes under the Arrangement pursuant to the elections set forth in the Form of Election; provided that any Noteholder not making an election, not properly completing, executing and delivering a Form of Election or not properly completing,

6

executing and delivering a Form of Election prior to the Election Deadline shall be deemed to elect to receive New Notes.

(c)	The delivery of New Notes (and/or Mandatory Convertible Notes, if applicable) in exchange for Senior Notes will be made through the facilities of DTC to DTC participants, who, in turn will make delivery of the New Notes (and/or Mandatory Convertible Notes, if applicable) to the beneficial holders of such Senior Notes pursuant to standing instructions and customary practices. Compton Finance and the Indenture Trustee will have no liability or obligation in respect of all deliveries from DTC, or its nominee, to DTC participants or to beneficial holders.

5.2	Withholding Rights.

Compton Finance and the Indenture Trustee shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any Noteholder, such amounts as Compton Finance or the Indenture Trustee are required to deduct and withhold with respect to such payment under the Canadian Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Noteholder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Noteholder exceeds the cash portion of the consideration otherwise payable to the Noteholder, Compton Finance and the Indenture Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Compton Finance or the Indenture Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Compton Finance and the Indenture Trustee shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

5.3	Fractional Interests.

In lieu of any fractional New Notes, each registered holder of Senior Notes otherwise entitled to a fractional interest in New Notes will receive an aggregate principal amount of New Notes rounded down to the nearest $1.00 increment, with the remainder being paid in cash.

5.4	Calculations.

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.10), as applicable. All calculations and determinations made by Compton and Compton Finance for the purposes of this Plan of Arrangement shall be conclusive, final and binding upon the Noteholders.

ARTICLE 6

AMENDMENTS

6.1	The Parties each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of the Parties;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Noteholders in the manner required by the Court (if so required).

6.2	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Parties provided that it is not adverse to the financial or economic interests of any former holder of Senior Notes.

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APPENDIX “D”

INTERIM ORDER

Action No. 1001 10623

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS

ACT, R.S.C. 1985, C. C-44, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM

FINANCE CORPORATION

BEFORE THE HONOURABLE MADAM JUSTICE C.S. PHILLIPS IN CHAMBERS	) ) )	AT THE CALGARY COURTS CENTRE, AT CALGARY, ALBERTA, ON THE 20TH DAY OF JULY, 2010.

AMENDED INTERIM ORDER

UPON the Petition of Compton Petroleum Corporation (“Compton”) and Compton Petroleum Finance Corporation (“Compton Finance” and, together with Compton, collectively the “Petitioners”);

AND UPON reading the Petition and the Affidavit of Tim Granger, the President and Chief Executive Officer of Compton, sworn July 19, 2010 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the Petitioners;

AND UPON noting that the Director appointed under Section 260 of the Canada Business Corporations Act, R.S.C. 1985, c.C-44 (the “CBCA”) has been given notice of this application as required by subsection 192(5) of the CBCA and has advised that he does not intend to appear in person or by counsel or make any representations;

AND UPON an Interim Order of this Honourable Court being granted on July 19, 2010;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the management proxy circular of Compton Finance (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an “Arrangement” within the definition of the CBCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2.	Compton Finance shall seek approval of the Arrangement by the holders (the “Noteholders”) of 7 5/8% senior notes due 2013 (the “Senior Notes”) of Compton Finance.

Noteholders’ Meeting

3.	Compton Finance shall call and conduct a meeting (the “Meeting”) of Noteholders on or about September 14, 2010. At the Meeting, Noteholders will consider and vote upon a resolution to approve the Arrangement substantially in the form set forth in Appendix A to the Information Circular (the “Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular. The Meeting shall be held and conducted in accordance with the applicable provisions of the CBCA, the Note Indenture, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court.

4.	A quorum at the Meeting shall be two or more Noteholders present in person or represented by proxies.

5.	In the event of a quorum not being present within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than seven days later and to such place and time as may be appointed by the chair of the Meeting. No notice of the adjourned Meeting will be required and if at such adjourned Meeting a quorum is not present, the Noteholders then present either personally or by proxy shall form a quorum.

6.	The Noteholders shall vote in respect of the Arrangement Resolution together as a single class of securities. Noteholders entitled to vote at the Meeting will be entitled to one vote for each $1.00 principal amount and accrued and unpaid interest of the Senior Notes held by them as of the Record Date in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Board of Directors of the General Partner has fixed a record date for the Meeting of July 19, 2010 (the “Record Date”). Only Noteholders whose names have been entered on the register of Noteholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 6. Noteholders who acquire their Senior Notes after the Record Date will not be entitled to vote such Senior Notes at the Meeting.

Conduct of Meeting

7.	The Chairman of the Meeting shall be any officer or director of Compton Finance or Compton.

8.	The Secretary of the Meeting shall be the President and Chief Executive Officer of Compton Finance, or in his absence, a person (who need not be an officer or employee of Compton Finance) selected for that purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

9.	The only persons entitled to attend and speak at the Meeting shall be Noteholders or their authorized representatives, Compton and Compton Finance’s respective directors and officers or authorized representatives and auditors, the scrutineers and their authorized representatives, the Director and other persons with the permission of the Chair of the Meeting.

10.

The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds (66 2/3%) of the votes cast by the Noteholders, either in person or by proxy, voting together as a single class, at the Meeting.

11.	To be valid a proxy must be deposited with Compton Finance in the manner described in the Information Circular. Proxies that are properly signed and dated but which do not contain voting instructions will be voted in favour of the Arrangement Resolution.

12.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Amendments

13.	Compton Finance is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine, provided that such amendments are made in accordance with and in the manner contemplated by the Arrangement, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

14.	Compton Finance (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Noteholders respecting the adjournment or postponement.

Scrutineers

15.	Subject to its agreement, the scrutineers for the meeting shall be Mackenzie Partners, Inc. (acting through its representatives for that purpose). The duties of the scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting. The duties of the scrutineers shall extend to:

(a)	invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)	reporting to the Chairman on the quorum of the Meeting;

(c)	reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

(d)	providing to Compton Finance and to the Chairman and to the Secretary of the Meeting written reports on matters related to their duties.

Solicitation of Proxies

16.	Compton Finance is authorized to use the form of proxy enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final form of such proxy. Compton Finance is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Notice

17.	An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as Compton Finance and its counsel may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), together with any other communications or documents determined by Compton Finance to be necessary or advisable (including without limitation the form of proxy and form of election), shall be sent to Noteholders of record at the addresses for such holders recorded in the records of Compton Finance at the close of business on the Record Date, and to the directors of Compton Finance, the auditors of Compton Finance and the Director by one or more of the following methods:

(a)	in the case of registered Noteholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of Compton Finance as of the Record Date not later than 21 days prior to the Meeting;

(b)	in the case of non-registered Noteholders, by providing copies thereof to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) at least four Business Days prior to the 21st day prior to the date of the Meeting;

(c)	in the case of the directors of Compton Finance, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Meeting;

(d)	in the case of the auditors of Compton Finance, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Meeting;

(e)	in the case of the Director, by facsimile, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the Director not later than 21 days prior to the date of the Meeting; and

(f)	in the case of the provincial and territorial securities commissions in Canada by electronically filing the meeting materials via the System for Electronic Document Analysis and Retrieval in Canada at least 21 days prior to the date of the Meeting, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meetings.

18.	The Information Circular and related materials shall be deemed to have been received:

(a)	in the case of mailing, three days after the delivery thereof to the post office;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient’s address, or, in the case of delivery by courier, one Business Day after receipt by the courier, inter-office system or post office;

(c)	in the case of delivery by facsimile, at the time the transmission is complete;

(d)	in the case of distribution by electronic transmission, upon the sending thereof;

(e)	in the case of press release, at the time of dissemination of the press release; and

(f)	in the case of newspaper advertisement, at the time of publication of the newspaper advertisement.

In all such cases leave is granted for service outside Alberta to the extent such leave is required.

19.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Noteholders, the directors and the auditors of Compton Finance and the Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting instruction forms, forms of election and such other material as Compton Finance may consider fit.

Deposit of Proxies

20.	Proxies must be deposited with the scrutineers at the office of the scrutineers designated in the Notice of Meeting, or with persons appointed by the scrutineers for that purpose, not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting, or any adjournment or postponement of the Meeting.

21.	Proxies must be completed and executed in accordance with the instructions contained thereon. Proxies must be actually delivered to Compton Finance or the scrutineers prior to or by the time prescribed in paragraph 20 above, provided that, in the discretion of the Chairman, proxies which are not physically deposited may be accepted by the Chairman if transmitted to Compton Finance or the scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

22.	The Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Noteholder or its proxy and is authorized to, but need not, accept late proxies.

Revocation of Proxies

23.

Proxies given by Noteholders for use at the Meeting may be revoked at any time prior to their use. A Noteholder giving a proxy may revoke the proxy: (a) by depositing an instrument in writing executed by such Noteholder or by an attorney authorized in writing, or, if the Noteholder is a corporation, by a duly authorized officer or attorney thereof, (i) at Compton Finance’s principal executive office located at Suite 500, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta T2P QR8, at any time up to and including the second last Business Day preceding the Meeting, (ii) with Mackenzie Partners, Inc. or (iii) with the Secretary of the Meeting on the day of such Meeting; or (b) in any other manner permitted by Law.

24.	The Chairman shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a)	has been properly executed;

(b)	has been properly delivered;

(c)	is genuine; and/or

(d)	indicates the intention of the Noteholder submitting the same.

25.	Any ruling of the Chairman shall be final and determinative, provided that: (a) that the Chairman shall be required to report to Compton Finance the ruling thereon; and (b) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

26.	The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used.

Final Application

27.	Subject to further Order of this Court and provided that the Noteholders have approved the Arrangement and the directors of Compton Finance have not revoked that approval, Compton Finance may proceed with an application for approval of the Arrangement and the Final Order on September 14, 2010 at 3:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Noteholders will be bound by the Arrangement in accordance with its terms.

28.

Any Noteholder or any other interested party (collectively, an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Compton Finance, on or before 4:00 p.m. (Calgary time) on September 7, 2010, a Notice of Intention to Appear including the Interested Party’s address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of this notice on Compton Finance shall be effected by service upon the solicitors for Compton Finance, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Keith R. Chatwin.

29.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 28 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

30.	Compton Finance is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

Precedence

31.	To the extent of any inconsistency or discrepancy with respect to the matters determined in the Order, between this Order and the terms of any instrument creating or governing or collateral to the Senior Notes or to which the Senior Notes are collateral, or to the articles and/or by-laws or other constating documents of the Petitioners, this Order shall govern.

Extra-Territorial Assistance

32.	The Court respectfully seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body constituted pursuant to the Parliament of Canada or the legislature of any Province and any court or any judicial, regulatory or administrative body of the United States of America or other country to act in aid of and to assist this Court in carrying out the terms of this Order.

Stay of Proceedings

33.	Neither the Indenture Trustee nor any Noteholder shall have any right to terminate, accelerate, amend or declare in default the Note Indenture by reason of the Petitioners having commenced or being a party to this proceeding or by reason of any matter having occurred on or prior to the date hereof, including without limitation any failure to deliver to the Indenture Trustee an officer’s certificate setting forth the fair market value of the assets sold in asset sales conducted by Compton prior to such time as the within Arrangement is approved by the Court, without further order of this Court.

(signed) “Madam Justice C.S. Phillips”
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
July 20, 2010.

(signed) “K. McAusland”
Clerk of the Court of Queen’s Bench

ACTION NO. 1001 10623                                 July 20, 2010

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA

BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44,

AS AMENDED

AND IN THE MATTER OF A PROPOSED

ARRANGEMENT INVOLVING COMPTON

PETROLEUM CORPORATION AND COMPTON

PETROLEUM FINANCE CORPORATION

AMENDED INTERIM ORDER

Stikeman Elliott LLP

Barristers & Solicitors

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Alberta

T2P 5C5

Attention: Lou Cusano

Telephone: (403) 266-9000

Fax: (403) 266-9034

File No.: 113651.1037

APPENDIX “E”

FAIRNESS OPINION

King Street West 4th BMO Nesbitt Burns Inc. 100 Floor Toronto, ON M5X 1H3

July 19, 2010

The Board of Directors

Compton Petroleum Corporation

Suite 500, Bankers Court

850 - 2nd Street SW

Calgary, Alberta

T2P 0R8 Canada

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Compton Petroleum Corporation (“Compton” or the “Company”) is considering a transaction to be implemented by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) whereby each holder (each, a “Noteholder”) of 7 5/8% Senior Notes due 2013 (the “Existing Notes”) of Compton Petroleum Finance Corporation (“Compton Finance”) would have the right to elect to receive, for each U.S. $1,000 of a Noteholder’s claim for principal (excluding accrued and unpaid interest) in respect of the Existing Notes held by such Noteholder (i) cash and Compton Finance 10% senior notes due September 2011 that will, at maturity, be mandatorily converted into Compton common shares (the “Mandatory Convertible Notes”), subject to proration based upon a maximum amount of cash and principal amount of Mandatory Convertible Notes of U.S.$229.5 million, or (ii) Compton Finance 10% senior notes due September 2017 (the “2017 Notes” and collectively with the Mandatory Convertible Notes, “New Notes”), subject to proration based upon a maximum aggregate principal amount of 2017 Notes of U.S.$193.5 million. The terms of the Arrangement are described in the draft management proxy circular provided to BMO Capital Markets on July 19, 2010 (the “Circular”).

ENGAGEMENT

BMO Capital Markets was engaged by Compton pursuant to a letter agreement dated March 11, 2009, as amended effective June 1, 2010, in contemplation of certain potential transactions involving the Existing Notes (the “Engagement Agreement”).

The terms of the Engagement Agreement provide for BMO Capital Markets to render various advisory services to the Company in connection with the Arrangement. Services to be provided relating to the Arrangement include, among others, the provision to the Compton Board of Directors of an opinion (the “Opinion”) relating to the fairness or non-fairness, as the case may be, from a financial point of view, of the Arrangement to the holders of the Existing Notes (the “Noteholders”).

Under the terms of the Engagement Agreement BMO Capital Markets is paid a monthly work fee, a fee for providing the Opinion and an additional fee for its advisory services to be paid upon the closing of the Arrangement. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company.

CREDENTIALS OF BMO CAPITAL MARKETS

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research, and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of BMO Capital Markets as of July 19, 2010 and the form and content hereof have been approved for release by a committee of its officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

BMO CAPITAL MARKETS RELATIONSHIPS

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”). Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”).

Neither BMO Capital Markets, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement; (ii) acting as an underwriter to the Company in connection with an equity financing which closed on October 5, 2009; (iii) acting as current lender and bank facility administrative agent to the Company; (iv) providing ongoing commodity trading services to the Company; and (v) providing ongoing cash management services to the Company. The fees received by BMO or its affiliates in connection with the above activities are not material to BMO. In addition to the services being provided under the Engagement Agreement, BMO Capital Markets and/or its affiliates have in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO in connection with the above activities are not or are not expected to be material to BMO. There are no understandings, agreements or commitments between BMO, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to BMO.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities or hold financial instruments that derive value from the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transactions contemplated by the Arrangement.

SCOPE OF REVIEW

In connection with its Opinion, BMO Capital Markets has reviewed, considered, and relied upon, among other things, the following:

•	the Circular;

•	a representation letter dated July 19, 2010 provided to BMO Capital Markets by senior management of Compton (the “Certificate”);

•

each of the audited consolidated financial statements of Compton, including the notes thereto and the management’s discussion and analysis of operating results of Compton for the three fiscal years ended December 31, 2009, December 31, 2008, and December 31, 2007;

•	the management proxy circulars of the Company in respect of the 2010, 2009 and 2008 annual meetings of shareholders of Compton;

•	the annual information forms of the Company with respect to each of the fiscal years ended December 31, 2009, December 31, 2008, and December 31, 2007;

•	the unaudited financial statements of Compton, including the notes thereto and the management’s discussion and analysis of operating results of Compton for the quarter ended March 31, 2010;

•	certain internal financial information and other data relating to the business and financial prospects of Compton, that were provided to BMO Capital Markets by Compton and are not publicly available;

•

discussions with senior management of Compton, regarding the business plans, operations and financial forecasts, projections and other forward-looking information for, and current financial position of Compton, including discussions relating to the consequences of completing the Arrangement and of not completing the Arrangement;

•	the terms of the Existing Notes as well as draft terms of the New Notes contemplated in the Arrangement;

•	discussions with the Company’s auditors and Canadian and U.S. legal counsel to Compton with respect to various matters relating to the Company and the Arrangement;

•

discussions with the Company’s Canadian and U.S. legal counsel with respect to the implications arising from the Company’s omission to deliver certain notices required pursuant to the terms of the indenture governing the Existing Notes (the “Indenture”) prior to the consummation of certain asset sales and the Company’s failure to provide Board resolutions that were required to accompany certain of such notices pursuant to the terms of the Indenture;

2

•	a review of current debt capital market and equity capital market conditions;

•

public information (including that prepared by industry research analysts and rating agencies) relating to the business, operations, financial condition, equity trading history, and debt trading history of the Company and other selected public issuers we considered relevant; and

•	such other information, investigations and analyses as BMO Capital Markets considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Compton or any of its associates or affiliates to any information that BMO Capital Markets has requested.

ASSUMPTIONS AND LIMITATIONS

With the approval of the Company and as provided for in the Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Compton or its representatives (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior management of Compton has represented to BMO Capital Markets in the Certificate that, among other things: (i) the Information provided orally by, or on behalf of, Compton or in writing by Compton (including, in each case, by its subsidiaries, affiliates and representatives) or its agents to BMO Capital Markets relating to Compton, its associates or affiliates or to the Arrangement, for the purposes of the Engagement Agreement, including in particular for the purposes of preparing the Opinion was, at the date the Information was provided to BMO Capital Markets, complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to financial forecasts, projections, or other forward-looking information provided to us, they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of management of Compton as to the matters covered thereby and such financial forecasts, projections and other forward-looking information are (or were at the time of preparation) reasonable in the circumstances; and (iii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets and except as set forth in the Information delivered at a later date (but prior to the date hereof), there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Compton or any of its associates and no material change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Opinion.

BMO Capital Markets has assumed that all conditions precedent to the completion of the Arrangement can be satisfied in the time required and that all financings, consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Arrangement can proceed as scheduled and without material additional cost to Compton or liability of Compton to third parties. BMO Capital Markets has also assumed:

•	that all draft documents referred to under “Scope of Review” above (including the Circular) are accurate versions, in all material respects, of the final form of such documents; and

•

that the description of the Arrangement in the Circular describes all material terms of agreements that relate to the Arrangement that are to be drafted subsequent to the announcement of the Arrangement.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Opinion and the condition and prospects, financial and otherwise, of Compton, its associates and affiliates, as they were reflected in the Information obtained by BMO Capital Markets. In its analyses and in preparing the Opinion, BMO Capital Markets, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Arrangement.

3

The Opinion is provided as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right (but, has no obligation) to change, modify or withdraw the Opinion.

BMO Capital Markets has based its Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets’ conclusions as to the fairness, from a financial point of view, of the Arrangement were based on its review of the Arrangement taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Arrangement or the Arrangement outside the context of the matters described under “Scope of Review”. The Opinion should be read in its entirety.

Our services and this opinion are provided solely to the Board of Directors of Compton in connection with the Arrangement. Without the express prior written consent of BMO Capital Markets, the Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by Compton, and (ii) may not be relied upon by any other person or entity or for any other purpose.

BMO Capital Markets has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the Arrangement to the holders of any other securities other than the Existing Notes; (ii) an opinion as to the relative fairness of the Arrangement among or as between holders of the Existing Notes or any other securities of the Company; (iii) a formal valuation or appraisal of Compton or of any of its securities or assets or the securities or assets of Compton’s associates or affiliates (nor have we been provided with any such valuation); (iv) a review of any legal, regulatory, tax or accounting aspects of the Arrangement and this opinion does not address any legal, regulatory, tax or accounting matters; (v) an opinion concerning the future trading price of any of the securities of Compton, or of the securities of its associates or affiliates following the completion of the Arrangement; (vi) an opinion as to the fairness of the process underlying the Arrangement; and (vii) a recommendation to any Noteholder as to whether or not such Existing Notes should be held, or sold, or whether Noteholders should elect to receive cash and Mandatory Convertible Notes or 2017 Notes in respect of the Existing Notes held by such Noteholder, or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement and the Opinion should not be construed as such.

APPROACH TO FAIRNESS

For the purposes of the Opinion, we considered that the Arrangement would be fair, from a financial point of view, to Noteholders if on a going concern basis, the transaction provides Noteholders with aggregate consideration having an estimated trading value that is greater than the estimated trading value of the Existing Notes as of the date hereof.

APPROACH TO FAIRNESS - ANALYSIS

In preparing the Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, and considered, among other things, the following matters:

•	the observed trading price for the Existing Notes;

•	the amount of cash and New Notes being offered in respect of the Existing Notes;

•

the terms of the 2017 Notes would be substantially similar to those of the Existing Notes except the coupon would be increased from 7 5/8% to 10% and the maturity date would be extended from December 1, 2013 to September 15, 2017;

•

the terms of the Mandatory Convertible Notes would be substantially similar to those of the Existing Notes except the coupon would be increased from 7 5/8% to 10% and would accrete to the principal amount rather than be paid in cash, the maturity date would be accelerated from December 1, 2013 to September 15, 2011, the notes would be mandatorily redeemable by the Company with the net proceeds of any equity offering and the notes would be

4

mandatorily convertible into common shares of the Company at maturity at 95% of a volume weighted average price; and

•	the amount of debt outstanding and the level of certain credit metrics prior to the Arrangement and pro forma the Arrangement.

CONCLUSION

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Arrangement, if implemented, is fair, from a financial point of view, to the Noteholders.

Yours very truly,

“BMO Nesbitt Burns Inc.”

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APPENDIX “F”

FORM OF ELECTION

THIS FORM OF ELECTION IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM FINANCE CORPORATION

COMPTON PETROLEUM FINANCE CORPORATION

FORM OF ELECTION

FOR HOLDERS OF 7 5 /8% SENIOR NOTES DUE 2013

OF

COMPTON PETROLEUM FINANCE CORPORATION

Reference is made to the proposed plan of arrangement involving Compton Petroleum Corporation (the “Corporation”) and Compton Petroleum Finance Corporation (“Compton Finance”) under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which, among other things, the holders (“Noteholders”) of Compton Finance’s outstanding 7 5/8% Senior Notes due 2013 (the “Senior Notes”) may elect to receive cash and Mandatory Convertible Notes (the “Cash Alternative”) or new 10% senior notes due 2017 of Compton Finance (the “New Notes”) (being the “New Note Alternative”), in each case totalling $940 per $1,000 of a particular Noteholder’s Principal Claim Amount, all in accordance with the terms of the Arrangement.

The Arrangement will be effected pursuant to an amended and restated arrangement agreement dated July 23, 2010 (the “Arrangement Agreement”), the full text of which is set out in the management proxy circular of Compton Finance dated July 23, 2010 (the “Circular”). Capitalized terms used, but not defined, in this Form of Election shall have the meanings given to them in the Circular.

Noteholders are to make an election as between the Cash Alternative or the New Note Alternative (each subject to proration in certain circumstances) in exchange for their Senior Notes under the Arrangement set forth in this Form of Election.

Compton Finance has called a special meeting of the Noteholders to be held on September 14, 2010 (the “Meeting”), to consider, and if deemed advisable, approve the Arrangement. Compton Finance has filed and delivered to Noteholders the accompanying Circular and form of proxy to vote at the Meeting (the “Proxy”), both of which have been filed on SEDAR at www.sedar.com.

Elections shall and can only be validly submitted by the Noteholder’s stockbroker, investment dealer, bank, trust company or other intermediary through which its Senior Notes are held (the “Intermediary”) through the electronic book-entry system of The Depository Trust Company (“DTC”). Noteholders must deliver their completed Form of Election to their Intermediary in time to allow such Intermediary to validly deliver Senior Notes through the facilities of DTC on or before 5:00 p.m. (New York time) on September 10, 2010 (the “Election Deadline”). It is the sole and exclusive responsibility of the Noteholder to ensure that such election is properly submitted by its Intermediary through the facilities of DTC on or before the Election Deadline.

A fixed maximum amount of cash and Mandatory Convertible Notes equal to the Maximum Cash/Convert Consideration is available for payment to Noteholders pursuant to the Arrangement and a fixed maximum aggregate principal amount of New Notes equal to the Maximum Note Consideration pursuant to the Arrangement.

If the aggregate amount of cash and Mandatory Convertible Notes so elected to be received by Electing Noteholders is greater than the Maximum Cash/Convert Consideration, then the consideration that will be paid to each Electing Noteholder that elected the Cash Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a Cash Alternative election has been made) of:

(i)	the Maximum Cash/Convert Consideration; and

(ii)	the principal amount of New Notes equal to the difference between (A) the Maximum Note Consideration; and (B) the principal amount of New Notes issuable to Noteholders who have elected to receive New Notes for their Senior Notes pursuant to the New Note Alternative.

If the aggregate principal amount of New Notes so elected to be received by Electing Noteholders is greater than the Maximum Note Consideration, then the consideration to be issued to each Electing Noteholder that elected the New Note Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a New Note Alternative election has been made or has been deemed to have been made) of:

(i)	the Maximum Note Consideration; and

(ii)	cash and Mandatory Convertible Notes equal to the difference between (A) the Maximum Cash/Convert Consideration; and (B) the amount of cash and Mandatory Convertible Notes payable to Noteholders who have elected to receive cash and Mandatory Convertible Notes for their Senior Notes pursuant to the Cash Alternative.

Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will automatically be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes; provided that New Notes will be issued in $1.00 increments only, such that if the combined effects of the exchange of a Noteholder’s Senior Notes and proration, if applicable, would otherwise result in a fractional New Note being issued, the number of New Notes issued to such Noteholder will be decreased to the nearest $1.00 increment.

2

NOTEHOLDERS ARE REQUIRED TO COMPLETE THE FOLLOWING THREE (3) BOXES, AS

APPLICABLE, IN ORDER TO PROPERLY COMPLETE THIS FORM OF ELECTION.

BOX 1- SENIOR NOTES HELD

The undersigned Noteholder hereby certifies that the Noteholder holds the below Senior Notes in the principal amounts specified, and acknowledges that such Senior Notes will be exchanged for cash or New Notes in accordance with the election made in this Form of Election and in accordance with the terms of the Arrangement.

Total Principal Amount of Senior Notes Held

BOX 2 - ELECTIONS FOR EXCHANGE OF SENIOR NOTES

If you fail to make an election through your Intermediary pursuant to this Form of Election prior to the Election Deadline, you will be deemed to have elected to receive New Notes in exchange for ALL of your Senior Notes in an amount equal to $940 per $1,000 of the Noteholder's Principal Claim Amount pursuant to Election A.

☐       ELECTION A - RECEIVE U.S.$940 PRINCIPAL AMOUNT OF NEW NOTES PER $1,000 OF NOTEHOLDER'S PRINCIPAL CLAIM AMOUNT IN ACCORDANCE WITH THE ARRANGEMENT, SUBJECT TO PRORATION

☐       ELECTION B - RECEIVE U.S.$940 PER $1,000 OF NOTEHOLDER'S PRINCIPAL CLAIM AMOUNT, CONSISTING OF U.S.$755.686 OF CASH AND U.S.$184.314 OF PRINCIPAL AMOUNT OF 10% SENIOR MANDATORY CONVERTIBLE NOTES DUE SEPTEMBER 15, 2011, IN ACCORDANCE WITH THE ARRANGEMENT, SUBJECT TO PRORATION

ONCE AN ELECTION IS MADE, IT IS IRREVOCABLE.

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OTHER TERMS, CONDITIONS AND ACKNOWLEDGEMENTS OF FORM OF ELECTION

1.	Any election made pursuant to this Form of Election is only effective if the Arrangement is duly approved by Noteholders and the Arrangement is completed in accordance with the terms of the Arrangement.

2.	The undersigned, by execution of this Form of Election, hereby covenants, represents and warrants that: (i) the undersigned is the sole beneficial owner of all of the issued and outstanding Senior Notes indicated in Box 1 above; (ii) the undersigned has full power and authority to execute and deliver this Form of Election; (iii) upon completion, execution and delivery of this Form of Election and prior to completion of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any such Senior Notes held by the undersigned nor has any agreement been entered into to sell, assign or transfer any such Senior Notes to any other person; and (iv) information inserted into this Form of Election by or on behalf of the undersigned is accurate and all certifications, representations and warranties of the undersigned given in this Form of Election will be true and correct immediately prior to the Effective Time as if made at and as of that time.

3.	The undersigned acknowledges that Compton Finance provides no representation or advice as to the consequences, advantages or disadvantages of making an election hereunder.

4.	The undersigned acknowledges receipt of the Circular.

5.	The undersigned acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.

6.	Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election to their Intermediary or does not properly complete, execute and deliver the Form of Election to their Intermediary prior to the Election Deadline, will be deemed to have elected to receive New Notes under the Arrangement in an amount equal to $940 per $1,000 of the Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

7.	This Form of Election must be signed by the Noteholder in the space provided in Box 3. Noteholders who fail to properly sign this Form of Election will be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of the Noteholder’s Principal Claim Amount, subject to proration.

8.	All questions as to the validity, form, correctness, completeness and timely delivery of this Form of Election may be determined by Compton Finance in its sole discretion. Compton Finance reserves the absolute right to reject any Form of Election that it determines not to be in proper form, inaccurate or incomplete. None of Compton Finance, the Intermediary or any other person shall be required to give notice of any defects or irregularities in any Form of Election and no liability shall be incurred by any of them for failure to give such notice.

9.	The undersigned Noteholder acknowledges and agrees that the election made hereunder shall and can only be submitted by their Intermediary through the book-entry system of DTC and that it is the sole and exclusive responsibility of the Noteholder to ensure that such election is properly submitted by their Intermediary through the facilities of DTC. Compton Finance disclaims any and all liability for any failure or error by any Intermediary in properly submitting the election of any Noteholder in accordance with their elections made pursuant to this Form of Election through the facilities of DTC prior to the Election Deadline.

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BOX 3 – NOTEHOLDER SIGNATURE

By completing and signing the. below, the undersigned Noteholder hereby acknowledges and confirms the elections and certifications made under this Form of Election and acknowledges and agrees to the terms and conditions set forth in this Form of Election.

DATED at this day of , 2010.

(Name of Noteholder)

(Address and Telephone Number of Noteholder)

(Signature of Noteholder. If the Noteholder is a corporation, signature of an authorized signing officer of the corporation)

(Title of authorized signing officer of the corporation, if applicable)
ELECTION AND DELIVERY INSTRUCTIONS

THIS COMPLETED AND DULY EXECUTED FORM OF ELECTION MUST BE DELIVERED TO YOUR INTERMEDIARY IN TIME TO ALLOW SUCH INTERMEDIARY TO VALIDLY DELIVER SENIOR NOTES THROUGH THE FACILITIES OF DTC PRIOR TO THE ELECTION DEADLINE. IT IS THE NOTEHOLDER'S SOLE AND EXCLUSIVE RESPONSIBILITY TO ENSURE ITS INTERMEDIARY SUBMITS SUCH ELECTION THROUGH THE FACILITIES OF DTC ON OR BEFORE THE ELECTION DEADLINE.

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COMPTON PETROLEUM FINANCE CORPORATION

PROXY FOR NOTEHOLDERS

This proxy is being solicited by or on behalf of the management of Compton Petroleum Finance Corporation (the “Corporation”) for use in connection with the special meeting (the “Meeting”) of holders (“Noteholders”) of the Corporation’s outstanding 7 5/8% Senior Notes due 2013 (the “Senior Notes”) (CUSIP 204755 AB8), to be held in the Corral Room at the Fairmont Palliser Hotel, 113 – 9th Avenue S.W., Calgary, Alberta on the 14th day of September, 2010, at 9:00 a.m. (Calgary time). Reference is made to the accompanying management information circular of the Corporation dated July 23, 2010 (the “Circular”) for further information regarding the matters to be considered at the Meeting. The Record Date for voting at the Meeting is July 19, 2010.

PLEASE DATE AND SIGN THIS PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE ADDRESSED TO COMPTON PETROLEUM FINANCE CORPORATION, C/O MACKENZIE PARTNERS, INC., BY NO LATER THAN 5:00 P.M. (NEW YORK TIME) ON FRIDAY, SEPTEMBER 10, 2010 OR, IF THE MEETING IS ADJOURNED OR POSTPONED, NOT LESS THAN 24 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF IN ONE OF THE FOLLOWING MANNERS:

By Mail:	By Overnight Courier:	By Hand:	By Facsimile:
Proxy Tabulation Madison Square Station PO Box 865 New York, NY 10160-1051	105 Madison Avenue New York, New York 10016 Attention: Glen Linde	105 Madison Avenue New York, New York 10016 Attention: Glen Linde	(212) 929-0308

The undersigned Noteholder hereby appoints Tim Granger, or, failing him, Mel F. Belich, Q.C., or instead of either of them, ___________________________________, as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following matters:

(1)	VOTE FOR ☐ or VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution of Noteholders (the “Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix “A” to the accompanying management proxy circular (the “Circular”), approving among other things an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

(2)	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

This Proxy supersedes and revokes any prior appointment of proxy made by the undersigned Noteholder with respect to voting of the Senior Notes at the Meeting.

DATED the _______ day of _________________ , 2010.

Principal Amount of Senior Notes held by the Noteholder:

Senior Notes: $ __________________________________
Signature of Noteholder

DTC Participant Number: ___________________________
Name of Noteholder (Please print clearly)

All Noteholders are Urged to Carefully Review the Circular for further Information Regarding the Completion and Return of this Proxy and Other Information Relating to the Arrangement.

TERMS OF PROXY

(1)	This Proxy must be signed by you, the Noteholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duty authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Proxy.

(2)	The Senior Notes of the Corporation represented by this Proxy will, on any ballot that may be called for, be voted in accordance with the instructions given by the Noteholder. In the absence of any instructions as to voting on this Proxy, the proxyholder will vote “FOR” all matters to come before the Meeting.

(3)	If any amendments or variations to the Noteholders’ Arrangement Resolution or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment(s) or postponement(s) thereof or if any other matters which are not now known to management of the Corporation should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, this Proxy confers discretionary authority on the person voting the Proxy to vote on such amendments or variations or such other matters in accordance with the best judgement of such person.

(4)	A Noteholder may appoint as proxy a person (who need not be a Noteholder) other than the persons designated in this Proxy to attend and act on the Noteholder’s behalf at the Meeting or at any adjournments or postponements thereof by striking the names of the persons designated on this Proxy and inserting the name of such other person in the space provided or by completing another proper form of proxy. The proxyholder must attend the Meeting to vote on your behalf.

(5)	This Proxy must be deposited at the office of the information and tabulation agent, Mackenzie Partners, Inc., by no later than 5:00 p.m. (New York time) on Friday, September 10, 2010 or, if the Meeting is adjourned or postponed, not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to any adjournments or postponements thereof, in any of the manners contemplated on the face page hereof.

(6)	The time limit for the deposit of proxies may be waived by the Corporation at its sole discretion without notice.

(7)	If this Proxy is not dated, it will be deemed to bear the date on which it is mailed to you by the Corporation.

THIS FORM OF ELECTION IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM FINANCE CORPORATION

COMPTON PETROLEUM FINANCE CORPORATION

FORM OF ELECTION

FOR HOLDERS OF 7 5 /8% SENIOR NOTES DUE 2013

OF

COMPTON PETROLEUM FINANCE CORPORATION

Reference is made to the proposed plan of arrangement involving Compton Petroleum Corporation (the “Corporation”) and Compton Petroleum Finance Corporation (“Compton Finance”) under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which, among other things, the holders (“Noteholders”) of Compton Finance’s outstanding 7 5/8% Senior Notes due 2013 (the “Senior Notes”) may elect to receive cash and Mandatory Convertible Notes (the “Cash Alternative”) or new 10% senior notes due 2017 of Compton Finance (the “New Notes”) (being the “New Note Alternative”), in each case totalling $940 per $1,000 of a particular Noteholder’s Principal Claim Amount, all in accordance with the terms of the Arrangement.

The Arrangement will be effected pursuant to an amended and restated arrangement agreement dated July 23, 2010 (the “Arrangement Agreement”), the full text of which is set out in the management proxy circular of Compton Finance dated July 23, 2010 (the “Circular”). Capitalized terms used, but not defined, in this Form of Election shall have the meanings given to them in the Circular.

Noteholders are to make an election as between the Cash Alternative or the New Note Alternative (each subject to proration in certain circumstances) in exchange for their Senior Notes under the Arrangement set forth in this Form of Election.

Compton Finance has called a special meeting of the Noteholders to be held on September 14, 2010 (the “Meeting”), to consider, and if deemed advisable, approve the Arrangement. Compton Finance has filed and delivered to Noteholders the accompanying Circular and form of proxy to vote at the Meeting (the “Proxy”), both of which have been filed on SEDAR at www.sedar.com.

Elections shall and can only be validly submitted by the Noteholder’s stockbroker, investment dealer, bank, trust company or other intermediary through which its Senior Notes are held (the “Intermediary”) through the electronic book-entry system of The Depository Trust Company (“DTC”). Noteholders must deliver their completed Form of Election to their Intermediary in time to allow such Intermediary to validly deliver Senior Notes through the facilities of DTC on or before 5:00 p.m. (New York time) on September 10, 2010 (the “Election Deadline”). It is the sole and exclusive responsibility of the Noteholder to ensure that such election is properly submitted by its Intermediary through the facilities of DTC on or before the Election Deadline.

A fixed maximum amount of cash and Mandatory Convertible Notes equal to the Maximum Cash/Convert Consideration is available for payment to Noteholders pursuant to the Arrangement and a fixed maximum aggregate principal amount of New Notes equal to the Maximum Note Consideration pursuant to the Arrangement.

If the aggregate amount of cash and Mandatory Convertible Notes so elected to be received by Electing Noteholders is greater than the Maximum Cash/Convert Consideration, then the consideration that will be paid to each Electing Noteholder that elected the Cash Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a Cash Alternative election has been made) of:

(i)	the Maximum Cash/Convert Consideration; and

(ii)	the principal amount of New Notes equal to the difference between (A) the Maximum Note Consideration; and (B) the principal amount of New Notes issuable to Noteholders who have elected to receive New Notes for their Senior Notes pursuant to the New Note Alternative.

If the aggregate principal amount of New Notes so elected to be received by Electing Noteholders is greater than the Maximum Note Consideration, then the consideration to be issued to each Electing Noteholder that elected the New Note Alternative for their Senior Notes will be equal to such Noteholder’s pro rata share (determined as a fraction of all Senior Notes for which a New Note Alternative election has been made or has been deemed to have been made) of:

(i)	the Maximum Note Consideration; and

(ii)	cash and Mandatory Convertible Notes equal to the difference between (A) the Maximum Cash/Convert Consideration; and (B) the amount of cash and Mandatory Convertible Notes payable to Noteholders who have elected to receive cash and Mandatory Convertible Notes for their Senior Notes pursuant to the Cash Alternative.

Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election or does not complete, execute and deliver the Form of Election prior to the Election Deadline, will automatically be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of such Noteholder’s Principal Claim Amount for all of their Senior Notes; provided that New Notes will be issued in $1.00 increments only, such that if the combined effects of the exchange of a Noteholder’s Senior Notes and proration, if applicable, would otherwise result in a fractional New Note being issued, the number of New Notes issued to such Noteholder will be decreased to the nearest $1.00 increment.

2

NOTEHOLDERS ARE REQUIRED TO COMPLETE THE FOLLOWING THREE (3) BOXES, AS APPLICABLE, IN ORDER TO PROPERLY COMPLETE THIS FORM OF ELECTION.

BOX 1- SENIOR NOTES HELD

The undersigned Noteholder hereby certifies that the Noteholder holds the below Senior Notes in the principal amounts specified, and acknowledges that such Senior Notes will be exchanged for cash or New Notes in accordance with the election made in this Form of Election and in accordance with the terms of the Arrangement.

Total Principal Amount of Senior Notes Held

BOX 2—ELECTIONS FOR EXCHANGE OF SENIOR NOTES

If you fail to make an election through your Intermediary pursuant to this Form of Election prior to the Election Deadline, you will be deemed to have elected to receive New Notes in exchange for ALL of your Senior Notes in an amount equal to $940 per $1,000 of the Noteholder's Principal Claim Amount pursuant to Election A.

☐       ELECTION A—RECEIVE U.S.$940 PRINCIPAL AMOUNT OF NEW NOTES PER $1,000 OF NOTEHOLDER'S PRINCIPAL CLAIM AMOUNT IN ACCORDANCE WITH THE ARRANGEMENT, SUBJECT TO PRORATION

☐       ELECTION B—RECEIVE U.S.$940 PER $1,000 OF NOTEHOLDER'S PRINCIPAL CLAIM AMOUNT, CONSISTING OF U.S.$755.686 OF CASH AND U.S.$184.314 OF PRINCIPAL AMOUNT OF 10% SENIOR MANDATORY CONVERTIBLE NOTES DUE SEPTEMBER 15, 2011, IN ACCORDANCE WITH THE ARRANGEMENT, SUBJECT TO PRORATION

ONCE AN ELECTION IS MADE, IT IS IRREVOCABLE.

3

OTHER TERMS, CONDITIONS AND ACKNOWLEDGEMENTS OF FORM OF ELECTION

1.	Any election made pursuant to this Form of Election is only effective if the Arrangement is duly approved by Noteholders and the Arrangement is completed in accordance with the terms of the Arrangement.

2.	The undersigned, by execution of this Form of Election, hereby covenants, represents and warrants that: (i) the undersigned is the sole beneficial owner of all of the issued and outstanding Senior Notes indicated in Box 1 above; (ii) the undersigned has full power and authority to execute and deliver this Form of Election; (iii) upon completion, execution and delivery of this Form of Election and prior to completion of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any such Senior Notes held by the undersigned nor has any agreement been entered into to sell, assign or transfer any such Senior Notes to any other person; and (iv) information inserted into this Form of Election by or on behalf of the undersigned is accurate and all certifications, representations and warranties of the undersigned given in this Form of Election will be true and correct immediately prior to the Effective Time as if made at and as of that time.

3.	The undersigned acknowledges that Compton Finance provides no representation or advice as to the consequences, advantages or disadvantages of making an election hereunder.

4.	The undersigned acknowledges receipt of the Circular.

5.	The undersigned acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.

6.	Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election to their Intermediary or does not properly complete, execute and deliver the Form of Election to their Intermediary prior to the Election Deadline, will be deemed to have elected to receive New Notes under the Arrangement in an amount equal to $940 per $1,000 of the Noteholder’s Principal Claim Amount for all of their Senior Notes, subject to proration.

7.	This Form of Election must be signed by the Noteholder in the space provided in Box 3. Noteholders who fail to properly sign this Form of Election will be deemed to have elected to receive New Notes in an amount equal to $940 per $1,000 of the Noteholder’s Principal Claim Amount, subject to proration.

8.	All questions as to the validity, form, correctness, completeness and timely delivery of this Form of Election may be determined by Compton Finance in its sole discretion. Compton Finance reserves the absolute right to reject any Form of Election that it determines not to be in proper form, inaccurate or incomplete. None of Compton Finance, the Intermediary or any other person shall be required to give notice of any defects or irregularities in any Form of Election and no liability shall be incurred by any of them for failure to give such notice.

9.	The undersigned Noteholder acknowledges and agrees that the election made hereunder shall and can only be submitted by their Intermediary through the book-entry system of DTC and that it is the sole and exclusive responsibility of the Noteholder to ensure that such election is properly submitted by their Intermediary through the facilities of DTC. Compton Finance disclaims any and all liability for any failure or error by any Intermediary in properly submitting the election of any Noteholder in accordance with their elections made pursuant to this Form of Election through the facilities of DTC prior to the Election Deadline.

4

BOX 3—NOTEHOLDER SIGNATURE

By completing and signing the below, the undersigned Noteholder hereby acknowledges and confirms the elections and certifications made under this Form of Election and acknowledges and agrees to the terms and conditions set forth in this Form of Election.

DATED at ___________________ this _____ day of ________________, 2010.

(Name of Noteholder)

(Address and Telephone Number of Noteholder)

(Signature of Noteholder. If the Noteholder is a corporation, signature of an authorized signing officer of the corporation)

(Title of authorized signing officer of the corporation, if applicable)

ELECTION AND DELIVERY INSTRUCTIONS

THIS COMPLETED AND DULY EXECUTED FORM OF ELECTION MUST BE DELIVERED TO YOUR INTERMEDIARY IN TIME TO ALLOW SUCH INTERMEDIARY TO VALIDLY DELIVER SENIOR NOTES THROUGH THE FACILITIES OF DTC PRIOR TO THE ELECTION DEADLINE. IT IS THE NOTEHOLDER'S SOLE AND EXCLUSIVE RESPONSIBILITY TO ENSURE ITS INTERMEDIARY SUBMITS SUCH ELECTION THROUGH THE FACILITIES OF DTC ON OR BEFORE THE ELECTION DEADLINE.

5